EXHIBIT 99.1

SMART LOGISTICS GLOBAL LIMITED

UNIT NO. 805, 8TH FLOOR, CAPITAL CENTRE

151 GLOUCESTER ROAD

WANCHAI, HONG KONG

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON JULY 10, 2026

YOUR VOTE IS VERY IMPORTANT

PLEASE VOTE YOUR SHARES PROMPTLY

NOTICE IS HEREBY GIVEN, that you are cordially invited to attend an annual general meeting (the “Annual General Meeting”) of shareholders of SMART LOGISTICS GLOBAL LIMITED (the “Company,” “SLG”, “we,” “us” or “our”), to be held on July 10, 2026 commencing at 10:00 A.M., Hong Kong Time (10 P.M. Eastern Time on July 9, 2026), at UNIT NO. 805, 8TH FLOOR, CAPITAL CENTRE, 151 GLOUCESTER ROAD, WANCHAI, HONG KONG, which will be held for the purpose of considering, and if thought fit, approving the following resolutions:

(1) IT IS RESOLVED, AS AN ORDINARY RESOLUTION THAT Hue Kwok Chiu, Lo Tai On, Hung Kam Wing, Timmy, Ng Man Li, and Chung Wai Man, be re-elected as directors of the Company, each to serve a term expiring at the annual general meeting in 2027 or until their successors are duly elected and qualified.

(2) IT IS RESOLVED, AS AN ORDINARY RESOLUTION THAT the appointment of Privatco CPA Limited to serve as the independent registered accountant of the Company for the fiscal year ending December 31, 2026 be ratified, confirmed and approved in all respects.

(3) IT IS RESOLVED, AS A SPECIAL RESOLUTION THAT:

(i)	the re-designation and re-classification of all of the 156,000,000,000 shares of a par value HK$0.0001 each (the “Existing Shares”) in the share capital of the Company, whether issued or unissued, into 155,900,000,000 class A ordinary shares of a par value HK$0.0001 each (the “Class A Ordinary Shares”) and 100,000,000 class B ordinary shares of a par value HK$0.0001 each (the “Class B Ordinary Shares”) be and are hereby approved and confirmed, such that the authorized share capital of the Company shall be re-designated and re-classified into HK$15,600,000.00 divided into 155,900,000,000 Class A Ordinary Shares, each entitled to one (1) vote, and 100,000,000 Class B Ordinary Shares, each entitled to fifty (50) votes (the “Share Re-Designation”);

(ii)	upon the Share Re-Designation becoming effective, (i) 20,000,000 Existing Shares held by ASL Ventures Limited will be re-designated and re-classified into 20,000,000 Class B Ordinary Shares with 50 votes per Class B Ordinary Share held by ASL Ventures Limited and (ii) the remaining issued Existing Shares will be re-designated and re-classified into Class A Ordinary Shares with 1 vote per Class A Ordinary Share, on a one for one basis;

(iii)	any one director, company secretary, and/or the registered office provider of the Company be and is/are hereby authorized to do all such acts and things and execute all such documents, deeds and make all such arrangements that he/she shall, in his/her absolute discretion, deem necessary or expedient to give effect to the Share Re-Designation, including without limitation, updating the register of members of the Company, attending to the necessary filings with the Registrar of Companies in the Cayman Islands.

(4) IT IS RESOLVED, AS A SPECIAL RESOLUTION THAT, upon the Share Re-Designation becoming effective,

(i)	the proposed amendments to the existing amended and restated memorandum and articles of association of the Company (the “Proposed Amendments”) to reflect the dual-class share structure and set out the rights and privileges of Class A Ordinary Shares and Class B Ordinary Shares be and are hereby approved;

(ii)	the new amended and restated memorandum and articles of association of the Company (incorporating the Proposed Amendments) (the “New Memorandum and Articles of Association”), a copy of which has been produced to this meeting and marked “Appendix A”, be and is hereby approved and adopted in substitution for, and to the exclusion of, the existing amended and restated memorandum and articles of association of the Company; and

(iii)	any one director, company secretary, and/or the registered office provider of the Company be and is/are hereby authorized to do all such acts and things and execute all such documents, deeds and make all such arrangements that he/she shall, in his/her absolute discretion, deem necessary or expedient to give effect to the Proposed Amendments and the adoption of the New Memorandum and Articles of Association, including without limitation, attending to the necessary filings with the Registrar of Companies in the Cayman Islands.

(5) IT IS RESOLVED, AS AN ORDINARY RESOLUTION THAT:

(i)	the consolidation of the Company’s issued and unissued Class A Ordinary Shares and Class B Ordinary Shares at a ratio of not less than one (1)-for-five (5) and not more than one (1)-for-one hundred (100) (the “Range”), with the exact ratio to be set at a whole number within the Range and the exact effective date to be determined by the board of directors of the Company (the “Board”) in its sole discretion within three years after the date of passing of this resolution (the “Share Consolidation”), provided that no fractional share shall arise from the Share Consolidation, be and is hereby approved;

(ii)	the rounding up of any fractional shares resulting from the Share Consolidation to the nearest whole ordinary share be and is hereby approved; and

(iii)	the Board be and is hereby authorised to do all such acts and things and execute all such documents, including under seal where applicable, as the Board considers necessary or desirable to give effect to the Share Consolidation and the transactions contemplated thereunder, including determining the exact ratio within the Range and the exact effective date of the Share Consolidation and instructing the registered office provider or transfer agent of the Company to complete the necessary corporate record(s) and filing(s) to reflect the Share Consolidation.

(6) IT IS RESOLVED, AS AN ORDINARY RESOLUTION THAT the Company adjourn the Annual General Meeting to a later date or dates or sine die, if necessary, to permit further solicitation and vote of proxies if, at the time of the Annual General Meeting, there are not sufficient votes for, or otherwise in connection with, the approval of the foregoing proposals.

The approval of the proposals 1, 2, 5 and 6 requires that a simple majority of the votes cast at the Annual General Meeting be voted “For” such proposals, and the approval of the proposals 3 and 4 requires that a majority of not less than two-thirds of the votes cast at the Annual general Meeting be voted “For” such proposal, provided we have quorum for the meeting.

These items of business are described in the attached proxy statement, which we encourage you to read in its entirety before voting. Only holders of record of the Company’s shares of a par value HK$0.0001 each (“SLG Shares”) at the close of business on June 10, 2026 are entitled to notice of the Annual General Meeting and to vote and have their votes counted at the Annual General Meeting and any adjournments or postponements of the Annual General Meeting.

Abstentions will count for purposes of determining quorum but will have no effect on the outcome of the vote because abstentions do not count as votes cast.

A copy of the Company’s 2025 Annual Report on Form 20-F is enclosed. This notice and the proxy statement are first being mailed to shareholders on or about June 22, 2026.

YOUR VOTE IS IMPORTANT

WHETHER OR NOT YOU EXPECT TO ATTEND THE ANNUAL GENERAL MEETING IN PERSON, WE ENCOURAGE YOU TO SUBMIT YOUR PROXY AS PROMPTLY AS POSSIBLE (1) BY FAX, (2) THROUGH THE INTERNET, (3) BY EMAIL, OR (4) BY MARKING, SIGNING AND DATING THE ENCLOSED PROXY CARD AND RETURNING IT IN THE POSTAGE-PAID ENVELOPE PROVIDED. You may revoke your proxy or change your vote at any time before the Annual General Meeting. If your shares are held in the name of a bank, broker or other nominee, please follow the instructions on the voting instruction card furnished to you by such bank, broker or other nominee, which is considered the shareholder of record, in order to vote. As a beneficial owner, you have the right to direct your broker or other agent on how to vote the shares in your account. Your broker or other agent cannot vote on these proposals.

If you fail to return your proxy card, grant your proxy electronically over the Internet or vote by ballot in person at the Annual General Meeting, your shares will not be counted for purposes of determining whether a quorum is present at the Annual General Meeting. If you are a shareholder of record, voting in person by ballot at the Annual General Meeting will revoke any proxy that you previously submitted. If you hold your shares through a bank, broker or other nominee, you must obtain from the record holder a valid “legal” proxy issued in your name in order to vote in person at the Annual General Meeting.

Thank you for your participation. We look forward to your continued support.

By Order of the Board of Directors,

SMART LOGISTICS GLOBAL LIMITED

Date: June 22, 2026

	By:	/s/ Hue Kwok Chiu
	Name:	Hue Kwok Chiu
	Title:	Chief Executive Officer

ABOUT THE ANNUAL GENERAL MEETING OF SHAREHOLDERS FOR THE FISCAL YEAR ENDED DECEMBER 31, 2025

TABLE OF CONTENTS

QUESTIONS AND ANSWERS ABOUT THE ANNUAL GENERAL MEETING AND THE PROPOSALS	1

FORWARD-LOOKING STATEMENTS	5

THE ANNUAL GENERAL MEETING	6

PROPOSAL 1: RE-ELECTION OF DIRECTORS	10

PROPOSAL 2: REIFICATION OF APPOINTMENT OF THE AUDITOR	13

PROPOSAL 3: SHARE CAPITAL REORGANIZATION	14

PROPOSAL 4: CHARTER AMENDMENT	16

PROPOSAL 5: REVERSE SHARE SPLIT	17

PROPOSAL 6: ADJOURNMENT	23

OTHER MATTERS	24

WHERE YOU CAN FIND MORE INFORMATION	24

MISCELLANEOUS	24

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QUESTIONS AND ANSWERS ABOUT THE ANNUAL GENERAL MEETING AND THE PROPOSALS

The following are answers to some questions that you, as a shareholder of Smart Logistics Global Limited (the “Company,” “SLG”, “we,” “us” or “our”), may have regarding the Proposals and related matters being considered at SLG’s annual general meeting for the fiscal year ended December 31, 2025, which is referred to herein as the “Annual General Meeting”.

Q:	Why am I receiving this proxy statement?

A:	The board of directors of SLG (the “Board”) is soliciting your proxy to vote at the Annual General Meeting because you owned SLG Shares at the close of business on June 10, 2026, the “Record Date” for the Annual General Meeting, and are therefore entitled to vote at the Annual General Meeting. This proxy statement, along with a proxy card or a voting instruction card, is being mailed to shareholders on or about June 22, 2026. SLG has made these materials available to you on the Internet, and SLG has delivered printed proxy materials to you or sent them to you by email. This proxy statement summarizes the information that you need to know in order to cast your vote at the Annual General Meeting. You do not need to attend the Annual General Meeting in person to vote your SLG Shares.

Q:	When and where will the Annual General Meeting be held?

A:	The Annual General Meeting will be held on July 10, 2026 at 10:00 A.M., Hong Kong Time (10 P.M. Eastern Time on July 9, 2026), at the Company’s headquarter offices at UNIT NO. 805, 8TH FLOOR, CAPITAL CENTRE, 151 GLOUCESTER ROAD, WANCHAI, HONG KONG.

Q:	On what matters will I be voting?

A:	(1) IT IS RESOLVED, AS AN ORDINARY RESOLUTION THAT IT IS RESOLVED, AS AN ORDINARY RESOLUTION THAT Hue Kwok Chiu, Lo Tai On, Hung Kam Wing, Timmy, Ng Man Li, and Chung Wai Man, be re-elected as directors of the Company, each to serve a term expiring at the annual general meeting in 2027 or until their successors are duly elected and qualified.

(2) IT IS RESOLVED, AS AN ORDINARY RESOLUTION THAT the appointment of Privatco CPA Limited to serve as the independent registered accountant of the Company for the fiscal year ending December 31, 2026 be ratified, confirmed and approved in all respects.

(3) IT IS RESOLVED, AS A SPECIAL RESOLUTION THAT:

(i)	the re-designation and re-classification of all of the 156,000,000,000 shares of a par value HK$0.0001 each (the “Existing Shares”) in the share capital of the Company, whether issued or unissued, into 155,900,000,000 class A ordinary shares of a par value HK$0.0001 each (the “Class A Ordinary Shares”) and 100,000,000 class B ordinary shares of a par value HK$0.0001 each (the “Class B Ordinary Shares”) be and are hereby approved and confirmed, such that the authorized share capital of the Company shall be re-designated and re-classified into HK$15,600,000.00 divided into 155,900,000,000 Class A Ordinary Shares, each entitled to one (1) vote, and 100,000,000 Class B Ordinary Shares, each entitled to fifty (50) votes (the “Share Re-Designation”);

(ii)	upon the Share Re-Designation becoming effective, (i) 20,000,000 Existing Shares held by ASL Ventures Limited will be re-designated and re-classified into 20,000,000 Class B Ordinary Shares with 50 votes per Class B Ordinary Share held by ASL Ventures Limited and (ii) the remaining issued Existing Shares will be re-designated and re-classified into Class A Ordinary Shares with 1 vote per Class A Ordinary Share, on a one for one basis;; and

(iii)	any one director, company secretary, and/or the registered office provider of the Company be and is/are hereby authorized to do all such acts and things and execute all such documents, deeds and make all such arrangements that he/she shall, in his/her absolute discretion, deem necessary or expedient to give effect to the Share Re-Designation, including without limitation, updating the register of members of the Company, attending to the necessary filings with the Registrar of Companies in the Cayman Islands.

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(4) IT IS RESOLVED, AS A SPECIAL RESOLUTION THAT, upon the Share Re-Designation becoming effective,

(i)	the proposed amendments to the existing amended and restated memorandum and articles of association of the Company (the “Proposed Amendments”) to reflect the dual-class share structure and set out the rights and privileges of Class A Ordinary Shares and Class B Ordinary Shares be and are hereby approved;

(ii)	the new amended and restated memorandum and articles of association of the Company (incorporating the Proposed Amendments) (the “New Memorandum and Articles of Association”), a copy of which has been produced to this meeting and marked “Appendix A”, be and is hereby approved and adopted in substitution for, and to the exclusion of, the existing amended and restated memorandum and articles of association of the Company; and

(iii)	any one director, company secretary, and/or the registered office provider of the Company be and is/are hereby authorized to do all such acts and things and execute all such documents, deeds and make all such arrangements that he/she shall, in his/her absolute discretion, deem necessary or expedient to give effect to the Proposed Amendments and the adoption of the New Memorandum and Articles of Association, including without limitation, attending to the necessary filings with the Registrar of Companies in the Cayman Islands.

(5) IT IS RESOLVED, AS AN ORDINARY RESOLUTION THAT:

(i)	the consolidation of the Company’s issued and unissued Class A Ordinary Shares and Class B Ordinary Shares at a ratio of not less than one (1)-for-five (5) and not more than one (1)-for-one hundred (100) (the “Range”), with the exact ratio to be set at a whole number within the Range and the exact effective date to be determined by the board of directors of the Company (the “Board”) in its sole discretion within three years after the date of passing of this resolution (the “Share Consolidation”), provided that no fractional share shall arise from the Share Consolidation, be and is hereby approved;

(ii)	the rounding up of any fractional shares resulting from the Share Consolidation to the nearest whole ordinary share be and is hereby approved; and

(iii)	the Board be and is hereby authorised to do all such acts and things and execute all such documents, including under seal where applicable, as the Board considers necessary or desirable to give effect to the Share Consolidation and the transactions contemplated thereunder, including determining the exact ratio within the Range and the exact effective date of the Share Consolidation and instructing the registered office provider or transfer agent of the Company to complete the necessary corporate record(s) and filing(s) to reflect the Share Consolidation.

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(6) IT IS RESOLVED, AS AN ORDINARY RESOLUTION THAT the Company adjourn the Annual General Meeting to a later date or dates or sine die, if necessary, to permit further solicitation and vote of proxies if, at the time of the Annual General Meeting, there are not sufficient votes for, or otherwise in connection with, the approval of the foregoing proposals.

Shareholders are encouraged to vote as soon as possible after carefully reviewing this proxy statement. If SLG shareholders fail to approve a resolution, such resolution cannot be passed and approved.

Q:	What happens if I sell my shares after the Record Date, but before the Annual General Meeting?

A:	The Record Date is earlier than the date of the Annual General Meeting. If you transfer your shares of the Company after the Record Date but before the Annual General Meeting, you will retain your right to vote at the Annual General Meeting, but will transfer ownership of the shares and will not hold an interest in the Company with respect to such shares after the transaction is completed.

Q:	How do I vote?

A:	After you have carefully read this proxy statement and have decided how you wish to vote your SLG Shares, please vote promptly.

If you are a registered shareholder, meaning that you hold your shares in certificate form, you have four voting options:

(1)	By Internet, which we encourage if you have Internet access, at www.transhare.com, the address shown on your proxy card;

(2)	By fax, by faxing your signed proxy card to +1 (727) 269 5616;

(3)	By mail, by completing, signing and returning the enclosed proxy card; or

(4)	By email, by completing, signing and scanning the enclosed proxy card to Transhare Corporation at Proxy@Transhare.com.

If you hold your shares through an account with a bank or broker, your ability to vote by the Internet depends on their voting procedures. Please follow the directions that your bank or broker provides.

For a discussion of the rules regarding the voting of shares held by beneficial owners, please see the question below entitled “If I am a beneficial owner of SLG Shares, what happens if I don’t provide voting instructions? What is discretionary voting? What is a broker non-vote?”

Q:	What vote is required to approve each proposal?

A:	The approval of the first proposal, re-election of directors, the second proposal, ratification of appointment of the auditor, the fifth proposal, reverse share split, and the sixth proposal, adjournment, requires that a simple majority of the votes cast at the Annual General Meeting be voted “For” such proposal, provided we have quorum for the meeting.

The approval of the third proposal, share re-designation and re-classification and the fourth proposal, amendment of memorandum and articles of association, requires that a majority of not less than two-thirds of the votes cast at the Annual general Meeting be voted “For” such proposal, provided we have quorum for the meeting.

Abstentions and broker non-votes will count for purposes of determining quorum but will have no effect on the outcome of the vote because abstentions and broker non-votes do not count as votes cast.

Q:	How many votes do I and others have?

A:	Holders of SLG Shares are entitled to one vote for each SLG Share held as of the Record Date. As of the close of business on the Record Date, there were 45,000,000 outstanding SLG Shares.

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Q:	What will happen if I fail to vote or I abstain from voting?

A:	If you fail to vote, your SLG Shares will not be counted for purposes of determining quorum or for purposes of the voting results. If you choose to appear for purposes of quorum but to abstain from voting, your SLG Shares will counted for purposes of determining whether we have quorum sufficient to hold the meeting but will not be counted for purposes of the voting results. For this reason, if we have quorum, a failure to vote and an abstention would both be disregarded at the meeting, but a failure to vote could result in the Annual General Meeting not reaching quorum, while an abstention would help us achieve quorum.

Q:	How many shares must be present to hold the Annual General Meeting?

A:	The presence in person or by proxy of two shareholders holding not less than an aggregate of one-third of the total issued voting shares in the Company at the Annual General Meeting is necessary to constitute a quorum. The inspector of election will determine whether a quorum is present. If you are a beneficial owner (as defined above) of the Company’s ordinary shares and you do not instruct your bank, broker or other nominee how to vote your shares on any of the proposals, your shares will not be counted as present at the Annual General Meeting for purposes of determining whether a quorum exists. Votes of shareholders of record who are present at the Annual General Meeting in person or by proxy will be counted as present at the Annual General Meeting for purposes of determining whether a quorum exists, whether or not such holder abstains from voting on all of the proposals.

Q:	If I am a beneficial owner of SLG Shares, what happens if I don’t provide voting instructions? What is discretionary voting? What is a broker non-vote?

A:	If you are a registered shareholder and do not provide a proxy, you must attend the shareholder meeting in order to vote your shares. We encourage all shareholders to appear in person or by proxy to ensure that quorum for the meeting exists so that the proposals can be considered.

Q:	What will happen if I return my proxy card without indicating how to vote?

A:	Proxy cards that are signed and returned but do not contain instructions will be voted in favor of Proposals 1, 2, 3, 4, 5, and 6 in accordance with the best judgment of the named proxies on any other matters properly brought before the meeting.

Q:	Can I change my vote after I have returned a proxy or voting instruction card?

A:	You may change your vote at any time before the polls close at the conclusion of voting at the meeting. You may do this by (1) signing another proxy card with a later date and returning it to us by mail before the meeting, (2) voting again over the Internet prior to the time of the meeting, (3) voting again by email or fax prior to the time of the meeting, or (4) voting at the meeting if you are a registered shareholder or have followed the necessary procedures required by your bank or broker.

Q:	Do I need identification to attend the Annual General Meeting in person?

A:	Yes. Please bring proper identification, together with proof that you are a record owner of SLG Shares. If your shares are held in street name, please bring acceptable proof of ownership, such as a letter from your broker or an account statement stating or showing that you beneficially owned SLG Shares on the record date. Acceptable proof of ownership is either (a) a letter from your broker stating that you beneficially owned SLG stock on the Record Date or (b) an account statement showing that you beneficially owned SLG stock on the Record Date.

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FORWARD-LOOKING STATEMENTS

This proxy statement, including information incorporated by reference into this proxy statement, contains forward-looking statements regarding, among other things, SLG’s plans, strategies and prospects, both business and financial. Although SLG believes that its plans, intentions and expectations reflected in or suggested by these forward-looking statements are reasonable, SLG cannot assure you that we will achieve or realize these plans, intentions or expectations. Forward-looking statements are inherently subject to risks, uncertainties and assumptions including, without limitation, the factors described under “Risk Factors” from time to time in SLG’s filings with the SEC. Many of the forward-looking statements contained in this presentation may be identified by the use of forward-looking words such as “believe”, “expect”, “anticipate”, “should”, “planned”, “will”, “may”, “intend”, “estimated”, “aim”, “on track”, “target”, “opportunity”, “tentative”, “positioning”, “designed”, “create”, “predict”, “project”, “seek”, “would”, “could”, “continue”, “ongoing”, “upside”, “increases” and “potential”, among others. Important factors that could cause actual results to differ materially from the forward-looking statements we make in this presentation are set forth in other reports or documents that we file from time to time with the SEC, and include, but are not limited to:

●	the ability to maintain the listing of SLG’s ordinary shares on NASDAQ following the shareholder meeting;

●	changes adversely affecting the business in which the Company is engaged;

●	management of growth;

●	general economic conditions;

●	the Company’s business strategy and plans;

●	the result of future financing efforts; and

●	and the other factors summarized under the section entitled “Risk Factors”.

You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this proxy statement. All forward-looking statements included herein attributable to any of SLG or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Except to the extent required by applicable laws and regulations, SLG has no obligation to update these forward-looking statements to reflect events or circumstances after the date of this proxy statement or to reflect the occurrence of unanticipated events.

Before a shareholder grants its proxy or instructs how its vote should be cast regarding the election of directors proposal, the ratification of the auditor proposal, the share re-designation and re-classification proposal, and amendment of memorandum and articles of association proposal, they should be aware that the occurrence of the events described under “Risk Factors” from time to time in SLG’s filings with the SEC may adversely affect SLG.

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THE ANNUAL GENERAL MEETING

Date, Time and Place of the Annual General Meeting

The Annual General Meeting will be held on July 10, 2026 at 10:00 A.M., Hong Kong Time (10 P.M. Eastern Time on July 9, 2026) at UNIT NO. 805, 8TH FLOOR, CAPITAL CENTRE, 151 GLOUCESTER ROAD, WANCHAI, HONG KONG to consider and vote upon the proposals.

Purpose of the Annual General Meeting

At the Annual General Meeting, SLG is asking its shareholders as of the record date of June 10, 2026 (the “Record Date”) to consider, vote upon and approve the following resolutions:

(1)	Re-election of Directors: IT IS RESOLVED, AS AN ORDINARY RESOLUTION THAT IT IS RESOLVED, AS AN ORDINARY RESOLUTION THAT Hue Kwok Chiu, Lo Tai On, Hung Kam Wing, Timmy, Ng Man Li, and Chung Wai Man, be re-elected as directors of the Company, each to serve a term expiring at the annual general meeting in 2027 or until their successors are duly elected and qualified.

(2)	Ratification of Appointment of the Auditor: IT IS RESOLVED, AS AN ORDINARY RESOLUTION THAT the appointment of Privatco CPA Limited to serve as the independent registered accountant of the Company for the fiscal year ending December 31, 2026 be ratified, confirmed and approved in all respects.

(3)	Share Re-Designation and Re-Classification: IT IS RESOLVED, AS A SPECIAL RESOLUTION THAT:

(i)	the re-designation and re-classification of all of the 156,000,000,000 shares of a par value HK$0.0001 each (the “Existing Shares”) in the share capital of the Company, whether issued or unissued, into 155,900,000,000 class A ordinary shares of a par value HK$0.0001 each (the “Class A Ordinary Shares”) and 100,000,000 class B ordinary shares of a par value HK$0.0001 each (the “Class B Ordinary Shares”) be and are hereby approved and confirmed, such that the authorized share capital of the Company shall be re-designated and re-classified into HK$15,600,000.00 divided into 155,900,000,000 Class A Ordinary Shares, each entitled to one (1) vote, and 100,000,000 Class B Ordinary Shares, each entitled to fifty (50) votes (the “Share Re-Designation”);

(ii)	upon the Share Re-Designation becoming effective, (i) 20,000,000 Existing Shares held by ASL Ventures Limited will be re-designated and re-classified into 20,000,000 Class B Ordinary Shares with 50 votes per Class B Ordinary Share held by ASL Ventures Limited and (ii) the remaining issued Existing Shares will be re-designated and re-classified into Class A Ordinary Shares with 1 vote per Class A Ordinary Share, on a one for one basis;; and

(iii)	any one director, company secretary, and/or the registered office provider of the Company be and is/are hereby authorized to do all such acts and things and execute all such documents, deeds and make all such arrangements that he/she shall, in his/her absolute discretion, deem necessary or expedient to give effect to the Share Re-Designation, including without limitation, updating the register of members of the Company, attending to the necessary filings with the Registrar of Companies in the Cayman Islands.

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(4)	Amendment of Memorandum and Articles of Association: IT IS RESOLVED, AS A SPECIAL RESOLUTION THAT:

	(i)	the proposed amendments to the existing amended and restated memorandum and articles of association of the Company (the “Proposed Amendments”) to reflect the dual-class share structure and set out the rights and privileges of Class A Ordinary Shares and Class B Ordinary Shares be and are hereby approved;

	(ii)	the new amended and restated memorandum and articles of association of the Company (incorporating the Proposed Amendments) (the “New Memorandum and Articles of Association”), a copy of which has been produced to this meeting and marked “Appendix A” and, be and is hereby approved and adopted in substitution for, and to the exclusion of, the existing amended and restated memorandum and articles of association of the Company; and

	(iii)	any one director, company secretary, and/or the registered office provider of the Company be and is/are hereby authorized to do all such acts and things and execute all such documents, deeds and make all such arrangements that he/she shall, in his/her absolute discretion, deem necessary or expedient to give effect to the Proposed Amendments and the adoption of the New Memorandum and Articles of Association, including without limitation, attending to the necessary filings with the Registrar of Companies in the Cayman Islands.

(5)	Reverse Share Split: IT IS RESOLVED, AS AN ORDINARY RESOLUTION THAT:

	(i)	the consolidation of the Company’s issued and unissued Class A Ordinary Shares and Class B Ordinary Shares at a ratio of not less than one (1)-for-five (5) and not more than one (1)-for-one hundred (100) (the “Range”), with the exact ratio to be set at a whole number within the Range and the exact effective date to be determined by the board of directors of the Company (the “Board”) in its sole discretion within three years after the date of passing of this resolution (the “Share Consolidation”), provided that no fractional share shall arise from the Share Consolidation, be and is hereby approved;

	(ii)	the rounding up of any fractional shares resulting from the Share Consolidation to the nearest whole ordinary share be and is hereby approved; and

	(iii)	the Board be and is hereby authorised to do all such acts and things and execute all such documents, including under seal where applicable, as the Board considers necessary or desirable to give effect to the Share Consolidation and the transactions contemplated thereunder, including determining the exact ratio within the Range and the exact effective date of the Share Consolidation and instructing the registered office provider or transfer agent of the Company to complete the necessary corporate record(s) and filing(s) to reflect the Share Consolidation.

(6)	Adjournment: IT IS RESOLVED, AS AN ORDINARY RESOLUTION THAT the Company adjourn the Annual General Meeting to a later date or dates or sine die, if necessary, to permit further solicitation and vote of proxies if, at the time of the Annual General Meeting, there are not sufficient votes for, or otherwise in connection with, the approval of the foregoing proposals.

Record Date; Shares Entitled to Vote; Quorum

Shareholders will be entitled to vote or direct votes to be cast at the Annual General Meeting if they owned SLG Shares on the Record Date. Shareholders will have one vote for each share of SLG Shares owned at the close of business on the Record Date. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted.

As of the close of business on the Record Date, there were 45,000,000 outstanding SLG Shares.

A quorum of SLG shareholders is necessary to hold a valid meeting. The presence in person or by proxy of shareholders holding not less than an aggregate of one-third of the total issued voting shares in the Company at the Annual General Meeting is necessary to constitute a quorum. Abstentions will count as present for the purposes of establishing a quorum but will be disregarded for purposes of determining the results of voting.

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Vote Required; Abstentions and Broker Non-Votes

The approval of the proposals 1, 2, 5 and 6 requires that a simple majority of the votes cast at the Annual General Meeting be voted “For” such proposals, and the approval of the proposals 3 and 4 requires that a majority of not less than two-thirds of the votes cast at the Annual general Meeting be voted “For” such proposal, provided we have quorum for the meeting.

These items of business are described in the attached proxy statement, which we encourage you to read in its entirety before voting. Only holders of record of the Company’s shares of a par value HK$0.0001 each (“SLG Shares”) at the close of business on June 10, 2026 are entitled to notice of the Annual General Meeting and to vote and have their votes counted at the Annual General Meeting and any adjournments or postponements of the Annual General Meeting.

Abstentions and broker non-votes will count for purposes of determining quorum but will have no effect on the outcome of the vote because abstentions and broker non-votes do not count as votes cast.

Voting of Proxies

If your shares are registered in your name with our transfer agent, TranShare Corporation, you may cause your shares to be voted by returning a signed proxy card, or you may vote in person at the Annual General Meeting. Additionally, you may submit electronically over the Internet a proxy authorizing the voting of your shares by following the instructions on your proxy card. You must have the enclosed proxy card available, and follow the instructions on the proxy card, in order to submit a proxy electronically over the Internet. Based on your proxy cards or Internet proxies, the proxy holders will vote your shares according to your directions.

If you plan to attend the Annual General Meeting and wish to vote in person, you will be given a ballot at the meeting. If your shares are registered in your name, you are encouraged to vote by proxy even if you plan to attend the Annual General Meeting in person. If you attend the Annual General Meeting and vote in person, your vote by ballot will revoke any proxy previously submitted.

Voting instructions are included on your proxy card. All shares represented by properly executed proxies received in time for the Annual General Meeting will be voted at the Annual General Meeting in accordance with the instructions of the shareholder.

If your shares are held in “street name” through a broker, bank or other nominee, you may vote through your broker, bank or other nominee by completing and returning the voting form provided by your broker, bank or other nominee, or by the Internet or telephone through your broker, bank or other nominee if such a service is provided. To vote via the Internet or telephone through your broker, bank or other nominee, you should follow the instructions on the voting form provided by your broker, bank or other nominee. If you do not return your bank’s, broker’s or other nominee’s voting form, do not vote via the Internet or telephone through your broker, bank or other nominee, if possible, and do not attend the Annual General Meeting and vote in person with a proxy from your broker, bank or other nominee, your shares will not be counted for purposes of determining quorum or for purposes of the voting results.

Revocability of Proxies

If you are a shareholder of record, you may change your vote or revoke your proxy at any time before it is voted at the Annual General Meeting by:

●	Submitting a new proxy electronically over the Internet or by fax after the date of the earlier submitted proxy;

●	Signing another proxy card with a later date and returning it to us prior to the Annual General Meeting; or

●	Attending the Annual General Meeting and voting in person.

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Please note that to be effective, your new proxy card, fax or email voting instructions or written notice of revocation must be received by us prior to the Annual General Meeting and, in the case of internet or mail voting instructions, must be received before 11:59 P.M. Hong Kong time on July 9, 2026 (11:59 A.M. Eastern time on July 9, 2026). If you have submitted a proxy, your appearance at the Annual General Meeting, in the absence of voting in person or submitting an additional proxy or revocation, will not have the effect of revoking your prior proxy.

If you hold your ordinary shares in “street name,” you should contact your bank, broker or other nominee for instructions regarding how to change your vote. You may also vote in person at the Annual General Meeting if you obtain a valid “legal” proxy from your bank, broker or other nominee. Any adjournment, recess or postponement of the Annual General Meeting for the purpose of soliciting additional proxies will allow SLG shareholders who have already sent in their proxies to revoke them at any time prior to their use at the Annual General Meeting as adjourned, recessed or postponed.

Board of Directors’ Recommendation

After careful consideration, the Company’s Board has determined that the proposed resolutions are fair to, and in the best interest of, the Company and its shareholders. They unanimously recommend that you vote or give instruction to vote:

“FOR” the re-appointment of the director nominees;

“FOR” the ratification of the appointment of the auditor;

“FOR” the share re-designation and re-classification;

“FOR” the amendment of memorandum and articles of association;

“FOR” the reverse share split; and

“FOR” the adjournment if needed.

Solicitation of Proxies

The expense of soliciting proxies in the enclosed form will be borne by SLG. Proxies may also be solicited by some of our directors, officers and employees, personally or by telephone, facsimile, email or other means of communication. No additional compensation will be paid for such services.

Other Matters

At this time, we know of no other matters to be submitted at the Annual General Meeting.

Householding of Annual General Meeting Materials

Unless we have received contrary instructions, we may send a single copy of this proxy statement and notice to any household at which two or more shareholders reside if we believe the shareholders are members of the same family. Each shareholder in the household will continue to receive a separate proxy card. This process, known as “house holding”, reduces the volume of duplicate information received at your household and helps to reduce our expenses.

Who Can Answer Your Questions About Voting Your Shares?

If you are a shareholder and have any questions about how to vote or direct a vote in respect of your SLG Shares, you may submit questions via email to Proxy@Transhare.com.

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PROPOSAL 1: RE-ELECTION OF DIRECTORS

What am I voting on?

A proposal to approve an Ordinary Resolution that Hue Kwok Chiu, Lo Tai On, Hung Kam Wing, Timmy, Ng Man Li, and Chung Wai Man be re-elected as directors of the Company, each to serve a term expiring at the annual general meeting in 2027 or until their successors are duly elected and qualified.

General

Our Board currently consists of five directors, each serving a one-year term. The existing directors are Hue Kwok Chiu, Lo Tai On, Hung Kam Wing, Timmy, Ng Man Li, and Chung Wai Man. At the 2026 Annual General Meeting, the shareholders will vote on the reelection of the existing directors. All directors will hold office until our next annual meeting of shareholders, at which time shareholders will vote on the election and qualification of their successors.

All shares duly voted will be voted for the election of directors as specified by the shareholders. No proxy may be voted for more people than the number of nominees listed below. Unless otherwise instructed, the proxy holders will vote the proxies received by them FOR the election of each of the nominees named below. If any nominee is unable or declines to serve as a director at the time of the Annual General Meeting, although we know of no reason to anticipate that this will occur, the proxies will be voted for any nominee designated by the present Board to fill the vacancy. Shareholders do not have cumulative voting rights in the election of directors.

The following paragraphs set forth information regarding the current ages, positions, and business experience of the nominees.

Nominees for Directors

Mr. Hue Kwok Chiu

Chief Executive Officer and Chairman of the Board

Age — 59

Director since October 2020

Hue Kwok Chiu (許國釗), the founder of our Company, has served as the Company’s director since October 2020 and the Company’s Chief Executive Officer since October 2024. Mr. Hue received his Bachelor’s degree in social sciences from the University of Hong Kong in 1989. Mr. Hue has over 26 years of experience in business management. He founded our business in July 2017 and has been managing our business since then. Since June 2023, Mr. Hue has been the chief executive officer of Jiabin HK, our wholly-owned subsidiary and predecessor prior to the Reorganization. Until Mr. Lo’s appointment as the chief financial officer of Jiabin HK in January 2024, Mr. Hue also served as the Acting Chief Financial Officer of Jiabin HK. Since December 2013, Mr. Hue has served as the chairman of the board of directors of e Lighting Group Holdings Limited (Stock Code: 8222), a company listed on GEM of the Hong Kong Stock Exchange, and is engaged in the sale of lighting products and designer furniture. He is also a director of a number of private companies. We believe that Mr. Hue is qualified to serve as a member of our board of directors based on his profound understanding of manufacturing and logistics industry in the PRC.

Mr. Hue is nominated to serve another term as a director because of his strong understanding of our industry and business.

Mr. Lo Tai On

Chief Financial Officer and Director

Age — 59

Director since October 2024

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Lo Tai On (勞大安) has served as the Company’s Chief Financial Officer since January 2024 and the Company’s director since October 2024. Since January 2024, Mr. Lo served as the chief financial officer of Jiabin HK, our wholly-owned subsidiary and predecessor prior to the Reorganization. Mr. Lo is a fellow of the Association of Chartered Certified Accountants in the United Kingdom and an associate member of the Hong Kong Institute of Certified Public Accountants. Mr. Lo was the director of corporate of finance of Macau Legend Development Ltd from January 2022 to June 2023. From May 2019 to January 2022, he was the vice president of finance of Tak Chun Group. From June 2015 to April 2019, he was the director of finance of Early Light Industrial Co., Ltd. Mr. Lo received his Bachelor’s degree in social sciences from the University of Hong Kong in 1989 and his MBA from the University of Manchester in 2004. Mr. Lo also has extensive experience in financial planning, financial reporting and internal controls.

Mr. Lo is nominated to serve another term as a director because he has significant experience in leading and advising our Company and understands our industry.

Mr. Hung Kam Wing, Timmy

Independent Director

Age — 60

Director since December 2024

Hung Kam Wing, Timmy (洪錦榮) began serving as our independent director since December 2024 and is the chairman of the Compensation Committee. Mr. Hung is a fellow member of the Institute of Chartered Accountants in England and Wales and an associate member of the Hong Kong Institute of Certified Public Accountants. Over the past 25-plus years, Mr. Hung has held senior positions, including Chief Financial Officer, Chief Operating Officer, and Company Secretary, at multiple listed entities. In August 2021, Mr. Hung joined Kin Yat Holdings Limited (“Kin Yat”) (HKEX: 0638), an industrial corporation listed on the Hong Kong Stock Exchange’s Main Board, as Group Financial Controller and was appointed Company Secretary in October 2021. Kin Yat was privatized by its controlling shareholder in late August 2024. From April 2018 to April 2021, Mr. Hung was a director of Securities Operations of One Platform Securities limited, a wholly-owned subsidiary of Convoy Global Holdings Limited (HKEX: 1019). He obtained his Master of Science in Finance from the National University of Ireland in 2002 and his bachelor degree of social sciences from the University of Hong Kong in 1989. He has extensive experiences in finance, auditing, accounting, risk and corporate management, and company secretarial areas, among others.

Mr. Hung is nominated to serve another term as a director because of his expertise in finance and accounting.

Mr. Ng Man Li

Independent Director

Age — 59

Director since December 2024

Ng Man Li (吳文理) began serving as our independent director since December 2024 and is the chairman of the Audit Committee. Mr. Ng is an associate member of the Association of Chartered Certified Accountants in the United Kingdom, and a practising member of the Hong Kong Institute of Certified Public Accountants. Since January 2011, Mr. Ng has served as a Partner of Lo and Kwong C.P.A. Company Limited. Mr. Ng was an independent non-executive director of Golden Faith Group Holdings Limited (HKEX: 2863) from April 2021 to October 2023. He was also an independent non-executive director of Super Strong Holdings Limited (HKEX: 8262) from April 2020 to October 2023 and was re-designated to an Executive Director from November 2023 to April 2024. Mr. Ng received his Bachelor’s degree in social sciences from the University of Hong Kong. Mr. Ng has extensive experience in auditing, accounting and taxation work.

Mr. Ng is nominated to serve another term as a director because of his expertise in finance and accounting.

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Mr. Chung Wai Man

Independent Director

Age — 62

Director since December 2024

Chung Wai Man (鍾偉文) began serving as our independent director since December 2024 and is the chairman of the Nomination Committee. Mr. Chung has been an associate member of the Hong Kong Institute of Certified Public Accountants since April 1995 and a fellow of the Association of Chartered Certified Accountants in the United Kingdom since November 1999. Mr. Chung has served as an independent non-executive director of Net Pacific Holdings Limited (listed on the Singapore Exchange Limited (stock code: 5QY)) since June 2018, E Lighting Group Holdings Limited (listed on the Hong Kong Stock Exchange (stock code: 8222)) since September 2014, Shandong Fengxiang Co., Ltd (previously listed on the Hong Kong Stock Exchange (stock code: 9977) but delisted in July 2025) from August 2019 to August 2025, Shanghai MicroPort MedBot (Group) Co., Ltd. (listed on the Hong Kong Stock Exchange (stock code: 2252)) since July 2024 and Zhongmiao Holdings (Qingdao) Co., Ltd. (listed on the Hong Kong Stock Exchange (stock code: 1471)) since August 2024. Mr. Chung obtained a Master Degree of Arts in International Business Management from the City University of Hong Kong in November 1998 and a bachelor degree of social sciences from the University of Hong Kong in 1989.

Mr. Chung is nominated to serve another term as a director because of his expertise in finance and accounting.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or executive officers has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, or has been a party to any judicial or administrative proceeding during the past ten years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities or commodities laws, any laws respecting financial institutions or insurance companies, any law or regulation prohibiting mail or wire fraud in connection with any business entity or been subject to any disciplinary sanctions or orders imposed by a stock, commodities or derivatives exchange or other self-regulatory organization, except for matters that were dismissed without sanction or settlement. None of our directors, director nominees or executive officers has been involved in any transactions with us or any of our directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

Board Leadership Structure

Hue Kwok Chiu serves as the Chairman of the Board. As a smaller public company, we believe it is in the company’s best interest to allow the company to benefit from guidance from key members of management in a variety of capacities. We do not have a lead independent director and we do not anticipate having a lead independent director because of the foregoing reasons and also because we believe our independent directors are encouraged to freely voice their opinions on a relatively small company board. We believe this leadership structure is appropriate because we are a relatively small public company.

Risk Oversight

Our Board of Directors plays a significant role in our risk oversight. The Board makes all relevant Company decisions. As a smaller reporting company with a small Board, we believe it is appropriate to have the involvement and input of all of our directors in risk oversight matters.

Required Vote

The approval of the re-election of directors proposal requires that a simple majority of the votes cast at the Annual General Meeting be voted “For” the proposal, provided we have quorum for the meeting.

THE SLG BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS

THAT SLG SHAREHOLDERS VOTE “FOR”

THE RE-ELECTION OF THE NOMINEES TO THE BOARD OF DIRECTORS.

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PROPOSAL 2: RATIFICATION OF APPOINTMENT OF THE AUDITOR

What am I voting on?

A proposal to approve an Ordinary Resolution that the appointment of Privatco CPA Limited to serve as the independent registered public accounting firm of SLG for the fiscal year ending December 31, 2026 be ratified, confirmed and approved in all respects. The Audit Committee of the Board has appointed Privatco CPA Limited to serve as the Company’s fiscal 2026 independent registered public accounting firm, effective upon the same time.

Has the Company changed its independent registered public accounting firm during its two most recent fiscal years?

Yes. On February 13, 2025, the audit committee of the Company’s board approved the change of the Company’s independent auditor to J&S Associate PLT, in place of UHY LLP. On March 17, 2025, the Board approved such change, and the Company then engaged J&S Associate PLT as the successor independent registered public accounting firm.

On June 16, 2026, J&S Associate PLT resigned as the Company’s independent auditor, and the audit committee of the Company’s board approved the engagement of Privatco CPA Limited as the successor independent registered public accounting firm.

What services does Privatco CPA Limited provide?

Audit services provided by Privatco CPA Limited for fiscal 2026 will include the examination of the consolidated financial statements of the Company and services related to periodic filings with the SEC.

Will a representative of Privatco CPA Limited be present at the meeting?

We do not expect that any representative of Privatco CPA Limited will be present at the meeting. If the representatives are present, they will have an opportunity to make a statement if they desire and will be available to respond to questions from shareholders.

What if this proposal is not approved?

If the appointment of Privatco CPA Limited is not ratified, the Audit Committee of the Board will reconsider the appointment.

Required Vote

The ratification of the appointment of Privatco CPA Limited requires that a simple majority of the votes cast at the Annual General Meeting be voted “For” the proposal, provided we have quorum for the meeting.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS

THAT SHAREHOLDERS VOTE “FOR” THE RATIFICATION OF

THE APPOINTMENT OF PRIVATCO CPA LIMITED AS THE COMPANY’S

FISCAL 2026 INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM.

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PROPOSAL 3: SHARE RE-DESIGNATION AND RE-CLASSIFICATION

The Board of Directors approved, and directed that there be submitted to the shareholders of the Company for approval that:

(i)	the re-designation and re-classification of all of the 156,000,000,000 shares of a par value HK$0.0001 each (the “Existing Shares”) in the share capital of the Company, whether issued or unissued, into 155,900,000,000 class A ordinary shares of a par value HK$0.0001 each (the “Class A Ordinary Shares”) and 100,000,000 class B ordinary shares of a par value HK$0.0001 each (the “Class B Ordinary Shares”) be and are hereby approved and confirmed, such that the authorized share capital of the Company shall be re-designated and re-classified into HK$15,600,000.00 divided into 155,900,000,000 Class A Ordinary Shares, each entitled to one (1) vote, and 100,000,000 Class B Ordinary Shares, each entitled to fifty (50) votes (the “Share Re-Designation”);

(ii)	upon the Share Re-Designation becoming effective, (i) 20,000,000 Existing Shares held by ASL Ventures Limited will be re-designated and re-classified into 20,000,000 Class B Ordinary Shares with 50 votes per Class B Ordinary Share held by ASL Ventures Limited and (ii) the remaining issued Existing Shares will be re-designated and re-classified into Class A Ordinary Shares with 1 vote per Class A Ordinary Share, on a one for one basis; and

(iii)	any one director, company secretary, and/or the registered office provider of the Company be and is/are hereby authorized to do all such acts and things and execute all such documents, deeds and make all such arrangements that he/she shall, in his/her absolute discretion, deem necessary or expedient to give effect to the Share Re-Designation, including without limitation, updating the register of members of the Company, attending to the necessary filings with the Registrar of Companies in the Cayman Islands.

Following the Re-Designation and Re-classification, each Class A Ordinary Share would be entitled to one vote and each Class B Ordinary Share would be entitled to 50 votes on all matters subject to vote at general meetings of the Company and with such other rights, preferences, and privileges as set forth in the Company’s amended and restated memorandum and articles of association.

In addition, all Class B Ordinary Shares will be convertible, at the option of the holder thereof, into the number of fully paid and non-assessable Class A Ordinary Shares on a one-for-one basis.

The resolution to be proposed shall be as follows:

IT IS RESOLVED, AS A SPECIAL RESOLUTION THAT:

(i)	the re-designation and re-classification of all of the 156,000,000,000 shares of a par value HK$0.0001 each (the “Existing Shares”) in the share capital of the Company, whether issued or unissued, into 155,900,000,000 class A ordinary shares of a par value HK$0.0001 each (the “Class A Ordinary Shares”) and 100,000,000 class B ordinary shares of a par value HK$0.0001 each (the “Class B Ordinary Shares”) be and are hereby approved and confirmed, such that the authorized share capital of the Company shall be re-designated and re-classified into HK$15,600,000.00 divided into 155,900,000,000 Class A Ordinary Shares, each entitled to one (1) vote, and 100,000,000 Class B Ordinary Shares, each entitled to fifty (50) votes (the “Share Re-Designation”);

(ii)	upon the Share Re-Designation becoming effective, (i) 20,000,000 Existing Shares held by ASL Ventures Limited will be re-designated and re-classified into 20,000,000 Class B Ordinary Shares with 50 votes per Class B Ordinary Share held by ASL Ventures Limited and (ii) the remaining issued Existing Shares will be re-designated and re-classified into Class A Ordinary Shares with 1 vote per Class A Ordinary Share, on a one for one basis; and

(iii)	any one director, company secretary, and/or the registered office provider of the Company be and is/are hereby authorized to do all such acts and things and execute all such documents, deeds and make all such arrangements that he/she shall, in his/her absolute discretion, deem necessary or expedient to give effect to the Share Re-Designation, including without limitation, updating the register of members of the Company, attending to the necessary filings with the Registrar of Companies in the Cayman Islands.

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Proposal No. 3 will be approved if the affirmative vote of two-thirds of the votes of the shares of the Company entitled to vote thereon which are present in person or by duly authorized representative or by proxy at the Meeting by the holders of ordinary shares of the Company entitled to vote at the Meeting vote “FOR” the proposal. Abstentions and broker non-votes will have no effect on the result of the vote.

The Re-Designation and Re-classification of Shares will become effective upon approval of our shareholders.

The proposed Re-Designation and Re-classification will not affect in any way the validity or transferability of share certificates outstanding, the capital structure of the Company or the trading of the Company’s shares on the Nasdaq Capital Market. If the amendment is passed by our shareholders, it will not be necessary for shareholders to surrender their existing share certificates. Instead, when certificates are presented for transfer, new certificates representing Class A Ordinary Shares or Class B Ordinary Shares, as the case may be, will be issued.

Future issuances of Class B Ordinary Shares or securities convertible into Class B Ordinary Shares could have a dilutive effect on our earnings per share, book value per share, and the voting power and interest of current holders of ordinary shares. In addition, the availability of additional shares of Class A Ordinary Shares for issuance could, under certain circumstances, discourage or make more difficult any efforts to obtain control of the Company. The Board of Directors is not aware of any attempt, or contemplated attempt, to acquire control of the Company, nor is this proposal being presented with the intent that it be used to prevent or discourage any acquisition attempt. However, nothing would prevent the Board of Directors from taking any such actions that it deems to be consistent with its fiduciary duties.

Required Vote

The approval of the declaration of share re-designation and re-classification requires that a majority of not less than two-thirds of the votes cast at the Annual General Meeting be voted “For” the proposal, provided we have quorum for the meeting.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS

THAT SLG SHAREHOLDERS VOTE “FOR”

THE APPROVAL OF THE SHARE RE-DESIGNATION AND RE-CLASSIFICATION.

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PROPOSAL 4: AMENDMENTS OF MEMORANDUM AND ARTICLES OF ASSOCIATION

The Board of Directors approved, and directed that there be submitted to the shareholders of the Company for approval, that subject to the passing of Proposal No. 3, the Board of Directors deems it advisable and is recommending that our shareholders approve and adopt the new amended and restated memorandum and articles (“Amended M&A”) attached hereto as Appendix A. The Appendix A and is marked to show such proposed modifications.

The resolution to be proposed is as follows:

IT IS RESOLVED, AS A SPECIAL RESOLUTION THAT, upon the Share Re-Designation becoming effective,:

(a)	the proposed amendments to the existing amended and restated memorandum and articles of association of the Company (the “Proposed Amendments”) to reflect the dual-class share structure and set out the rights and privileges of Class A Ordinary Shares and Class B Ordinary Shares be and are hereby approved;

(b)	the new amended and restated memorandum and articles of association of the Company (incorporating the Proposed Amendments) (the “New Memorandum and Articles of Association”), a copy of which has been produced to this meeting and marked “Appendix A”, be and is hereby approved and adopted in substitution for, and to the exclusion of, the existing amended and restated memorandum and articles of association of the Company; and

(c)	any one director, company secretary, and/or the registered office provider of the Company be and is/are hereby authorized to do all such acts and things and execute all such documents, deeds and make all such arrangements that he/she shall, in his/her absolute discretion, deem necessary or expedient to give effect to the Proposed Amendments and the adoption of the New Memorandum and Articles of Association, including without limitation, attending to the necessary filings with the Registrar of Companies in the Cayman Islands.

The Amended M&A will become effective upon approval of our shareholders.

Required Vote

The approval of the adoption of Amended M&A requires that a majority of not less than two-thirds at the Annual General Meeting be voted “For” the proposal, provided we have quorum for the meeting.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS

THAT SLG SHAREHOLDERS VOTE “FOR”

THE AMENDMENTS OF MEMORANDUM AND ARTICLES OF ASSOCIATION.

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PROPOSAL 5: REVERSE SHARE SPLIT

General

Our Board has determined that it is advisable and in the best interests of the Company and our shareholders to effect a reverse share split of all of our issued and outstanding ordinary shares (with no change to the authorized capital of the Company), at a specific ratio, ranging from one-for-five (1:5) to one-for-one hundred (1:100) (the “Approved Split Ratios”), with the timing and ratio to be determined by the Board if effected (the “Reverse Split”).

The primary goal of the Reverse Split is to increase the per share market price of our Class A Ordinary Shares (or ordinary shares, if Proposals 3 and 4 are not passed; same as below) to meet the minimum per share bid price requirements for continued listing on the Nasdaq Capital Market. We believe that a range of reverse split ratios provides us with the most flexibility to achieve the desired results of the Reverse Split.

Under Nasdaq Capital Market rules, a share split ratio may not be at or exceed 1-for-200 during a two-year period.

A vote for this Proposal 5 will constitute approval of the Reverse Split that, if and when effected by our Board, would combine up to every 100 shares of our outstanding ordinary shares into one ordinary share, which would be applicable to both Class A and Class B Ordinary Shares. If implemented, the Reverse Split will have the effect of decreasing the number of shares of our ordinary shares issued and outstanding.

Accordingly, SLG shareholders are asked to authorize our Board to effect a Reverse Split consistent with those terms set forth in this Proposal 5, and to grant authorization to the Board to determine within three years, in its sole discretion, whether or not to implement the Reverse Split, as well as its specific ratio within the range of the Approved Split Ratios.

If approved by our shareholders and pursued by the Board, the Reverse Split would be applied at an Approved Split Ratio approved by the Board, without further action by our shareholders. The Board reserves the right to elect to abandon the Reverse Split if it determines, in its sole discretion, that the Reverse Split is no longer in the best interests of us and our shareholders.

Purpose and Rationale for the Reverse Split

Avoid Delisting from the Nasdaq Capital Market.

We are submitting this proposal to our shareholders for approval in order to increase the trading price of our ordinary shares to meet the minimum per share bid price requirement for continued listing on the Nasdaq Capital Market. We believe increasing the trading price of our ordinary shares may also assist in our capital-raising efforts by making our ordinary shares more attractive to a broader range of investors. Accordingly, we believe that the Reverse Split is in our shareholders’ best interests.

The Company received a notice dated May 1, 2026, from the Listing Qualifications Department (the “Staff”) of The Nasdaq Stock Market LLC (“Nasdaq”) notifying the Company that the minimum bid price per share of its ordinary shares was below $1.00 for a period of 30 consecutive business days and that the Company did not meet the minimum bid price requirement set forth in Nasdaq Listing Rule 5550(a)(2) (the “Minimum Bid Price Rule”). Pursuant to Nasdaq Listing Rule 5810(c)(3)(A), the Company has a compliance period of one hundred eighty (180) calendar days, or until October 28, 2026 (the “Compliance Period”), to regain compliance with Nasdaq’s minimum bid price requirement. If at any time during the Compliance Period, the closing bid price per share of the Company’s ordinary shares is at least $1.00 for a minimum of ten (10) consecutive business days, Nasdaq will provide the Company a written confirmation of compliance and the matter will be closed. In the event the Company does not regain compliance by October 28, 2026, the Company may be eligible for an additional 180 calendar day grace period. To qualify, the Company will be required to meet the continued listing requirement for market value of publicly held shares and all other initial listing standards for the Nasdaq Capital Market, with the exception of the bid price requirement, and will need to provide written notice of its intention to cure the deficiency during the second compliance period, including by effecting a reverse share split, if necessary.

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The primary purpose of the Reverse Split is to increase the per share price of our ordinary shares in order to maintain the listing of our ordinary shares on the Nasdaq Capital Market. Accordingly, for these and other reasons discussed below, we believe that effecting the Reverse Split is in the Company’s and our shareholders’ best interests. We believe proposing multiple ratios for the Reverse Split, rather than proposing that shareholders approve a specific ratio at this time, provides the Board with the most flexibility to achieve the desired results of the Reverse Split.

Failure to approve the Reverse Split may potentially have serious, adverse effects on us and our shareholders. Our ordinary shares could be delisted from the Nasdaq Capital Market if our ordinary shares continues to trade below the requisite $1.00 per share price needed to maintain our listing in accordance with the bid price requirement. If our ordinary shares are delisted from Nasdaq Capital Market, our ordinary shares could then trade on the OTC Bulletin Board or other small trading markets, such as the pink sheets, which are generally considered to be less efficient markets. In that event, our ordinary shares could trade thinly as a microcap or penny stock, adversely decrease to nominal levels of trading, and may be avoided by retail and institutional investors, resulting in the impaired liquidity and increased transaction costs of trading in shares of our ordinary shares.

The Reverse Split, if effected, would have the immediate effect of increasing the price of our Class A Ordinary Shares as reported on Nasdaq Capital Market, therefore allowing us to maintain compliance with Nasdaq Listing Rule 5550(a)(2).

Our Board strongly believes that the Reverse Split is necessary to maintain our listing on the Nasdaq Capital Market. Accordingly, the Board has proposed this proposal for approval by our shareholders at the Annual Meeting to permit the Board to effect the Reverse Split if the Board determines it is advisable.

Other Effects.

The Board also believes that the increased market price of our ordinary shares expected as a result of implementing the Reverse Split could improve the marketability and liquidity of our ordinary shares and will encourage interest and trading in our ordinary shares. The Reverse Split, if effected, could allow a broader range of institutions to invest in our ordinary shares (namely, funds that are prohibited from buying shares whose price is below a certain threshold), potentially increasing the trading volume and liquidity of our ordinary shares. The Reverse Split could help increase analyst and broker’s interest in ordinary shares, as their policies can discourage them from following or recommending companies with low share prices. Because of the trading volatility often associated with low-priced shares, many brokerage houses and institutional investors have internal policies and practices that either prohibit them from investing in low-priced shares or tend to discourage individual brokers from recommending low-priced shares to their customers. Some of those policies and practices may make the processing of trades in low-priced shares economically unattractive to brokers. Additionally, because brokers’ commissions on low-priced shares generally represent a higher percentage of the share price than commissions on higher-priced shares, a low average price per share of our ordinary shares can result in individual shareholders paying transaction costs representing a higher percentage of their total share value than would be the case if the share price were higher.

We have no specific plan, commitment, arrangement, understanding, or agreement, either oral or written, regarding the issuance of ordinary shares subsequent to this proposed Reverse Split at this time, and we have not allocated any specific portion of the proposed effective increase in the authorized number of shares to any particular purpose. However, we may continue to require additional capital in the future to fund our operations. As a result, it is foreseeable that we may seek to issue such additional shares of ordinary shares in connection with any such capital raising activities. The Board does not intend to issue any ordinary shares or securities convertible into ordinary shares except on terms that the Board deems to be in the best interests of us and our shareholders.

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Risks of the Proposed Reverse Split

We cannot assure you that the proposed Reverse Split will increase the price of our ordinary shares and have the desired effect of maintaining compliance with the Nasdaq Capital Market.

If the Reverse Split is implemented, our Board expects that it will increase the market price of our Class A Ordinary Shares so that we are able to maintain compliance with the Nasdaq Listing Rules. However, the effect of the Reverse Split upon the market price of our ordinary shares cannot be predicted with any certainty, and we cannot assure you that the Reverse Split will accomplish this objective for any meaningful period of time, or at all. It is possible that (i) the per share price of our ordinary shares after the Reverse Split will not rise in proportion to the reduction in the number of ordinary shares outstanding resulting from the Reverse Split, (ii) the market price per post-Reverse Split share may not exceed or remain in excess of the $1.00 minimum bid price for a sustained period of time, or (iii) the Reverse Split may not result in a per share price that would attract brokers and investors who do not trade in lower priced shares. Even if the Reverse Split is implemented, the market price of our ordinary shares may decrease due to factors unrelated to the Reverse Split. In any case, the market price of our ordinary shares will be affected by other factors which may be unrelated to the number of shares outstanding, including our business and financial performance, general market conditions, and prospects for future success. Even if the market price per post-Reverse Split share of our ordinary shares remains in excess of $1.00 per share, we may be delisted due to a failure to meet other continued listing requirements.

The proposed Reverse Split may decrease the liquidity of our ordinary shares.

The Board believes that the Reverse Split will result in an increase in the market price of our Class A Ordinary Shares, which could lead to increased interest in our ordinary shares and possibly promote greater liquidity for our shareholders. However, the Reverse Split will also reduce the total number of outstanding ordinary shares, which may lead to reduced trading and a smaller number of market makers for our ordinary shares, particularly if the price per ordinary shares does not increase as a result of the Reverse Split.

The Reverse Split may result in some shareholders owning “odd lots” that may be more difficult to sell or require greater transaction costs per share to sell.

If the Reverse Split is implemented, it may increase the number of shareholders who own “odd lots” of less than 100 ordinary shares. A purchase or sale of less than 100 ordinary shares (an “odd lot” transaction) may result in incrementally higher trading costs through certain brokers, particularly “full service” brokers. Therefore, those shareholders who own fewer than 100 ordinary shares following the Reverse Split may be required to pay higher transaction costs if they sell their ordinary shares.

The Reverse Split may lead to a decrease in our overall market capitalization.

The Reverse Split may be viewed negatively by the market and, consequently, could lead to a decrease in our overall market capitalization. If the per share market price of our ordinary shares does not increase in proportion to the split ratio, or following such increase does not maintain or exceed such price, then the value of our Company, as measured by our market capitalization, will be reduced. Additionally, any reduction in our market capitalization may be magnified as a result of the smaller number of total ordinary shares outstanding following the Reverse Split.

Determination of the Ratio for the Reverse Split

If Proposal No. 6 is approved by shareholders and the Board determines that it is in the best interests of the Company and its shareholders to move forward with the Reverse Split, the Approved Split Ratio will be selected by the Board, in its sole discretion. However, the Approved Split Ratio will not be less than a ratio of one-for-five (1:5) or exceed a ratio of one-for-one hundred (1:100). In determining which Approved Split Ratio to use, the Board will consider numerous factors, including, among other things:

●	our ability to maintain the listing of our ordinary shares on the Nasdaq Capital Market;

●	the per share price of our ordinary shares immediately prior to the Reverse Split;

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●	the expected stability of the per share price of our ordinary shares following the Reverse Split;

●	the likelihood that the Reverse Split will result in increased marketability and liquidity of our ordinary shares;

●	prevailing market conditions;

●	general economic conditions in our industry; and

●	our market capitalization before and after the Reverse Split.

The purpose of selecting a range is to give the Board the flexibility to meet business needs as they arise, to take advantage of favorable opportunities and to respond to a changing corporate environment. Based on the number of ordinary shares issued and outstanding as of June 10, 2026, after completion of the Reverse Split, we will have between 9,000,000 and 450,000 ordinary shares issued and outstanding, depending on the Approved Split Ratio selected by the Board.

Principal Effects of the Reverse Split

After the effective date of the proposed Reverse Split, each shareholder will own a reduced number of ordinary shares. Except for adjustments that may result from the treatment of fractional shares as described below, the proposed Reverse Split will affect all shareholders uniformly. The proportionate voting rights and other rights and preferences of the holders of our ordinary shares will not be affected by the proposed Reverse Split (subject to the treatment of fractional shares). For example, a holder of 2% of the voting power of our outstanding ordinary shares immediately prior to a Reverse Split would continue to hold 2% of the voting power of the outstanding ordinary shares immediately after such Reverse Split. The number of shareholders of record also will not be affected by the proposed Reverse Split, except to the extent that as described below in “Treatment of Fractional Shares”, record holders of ordinary shares otherwise entitled to a fractional share as a result of the Reverse Split because they hold a number of shares not evenly divisible by the Approved Split Ratio will automatically be entitled to receive an additional fraction of an ordinary share, to round up to the next whole share. In any event, cash will not be paid for fractional shares.

The following table contains the approximate number of issued and outstanding ordinary shares, and the estimated per share trading price following a 1:5 to 1:100 Reverse Split, without giving effect to any adjustments for fractional shares of ordinary shares or the issuance of any derivative securities, as of June 10, 2026.

After Each Reverse Split Ratio (Assuming Proposals 3 and 4 are approved and our SLG Shares are re-designated and re-classified as Class A Ordinary Shares and Class B Ordinary Shares)

	Prior to Reverse Split	1:5	1:10	1:100
Class A Ordinary Shares Authorized	155,900,000,000	31,180,000,000	15,590,000,000	1,559,000,000
Class A Ordinary Shares Issued and Outstanding	25,000,000	5,000,000	2,500,000	250,000
Number of Class A Ordinary Shares Reserved for Issuance	0	0	0	0
Number of Class A Ordinary Shares Authorized but Unissued and Unreserved	155,875,000,000	31,175,000,000	15,587,500,000	1,558,750,000
Par value of Class A Ordinary Share	0.0001	0.0005	0.0010	0.0100
Price per Share, based on the closing price of our Class A Ordinary Shares on June 18, 2026	$0.7097	3.5485	17.7425	70.97

Our shares is currently registered under Section 12(b) of the Exchange Act, and we are subject to the periodic reporting and other requirements of the Exchange Act. The proposed Reverse Split will not affect the registration of our ordinary shares under the Exchange Act. Our shares would continue to be reported on the Nasdaq Capital Market under the symbol “SLGB,” assuming that we are able to regain compliance with the continued listing standard, although we expect that Nasdaq Capital Market will add the letter “D” to the end of the trading symbol for a period of twenty trading days after the effective date of the Reverse Split to indicate that the Reverse Split had occurred.

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Effect on Stock Option Plans

As of the date of this proxy statement, we have 4,200,000 shares available for issuance under the Smart Logistics Global Limited 2025 Incentive Securities Plan (the “Plan”). Pursuant to the terms of the Plan, the Board, or a designated committee thereof, as applicable, will adjust the number of ordinary shares underlying outstanding awards, the exercise price per share of outstanding stock options, and other terms of outstanding awards issued pursuant to the Plan to equitably reflect the effects of the Reverse Split. The number of shares subject to vesting under restricted stock awards and the number of shares issuable as contingent consideration as part of an acquisition by the Company will be similarly adjusted, subject to our treatment of fractional shares. Furthermore, the number of shares available for future grant under the Plan will be similarly adjusted.

Effect on Class B Ordinary Shares

Assuming the approval of Proposals 3 and 4, we will have 100,000,000 authorized Class B Ordinary Shares, among which 20,000,000 Class B Ordinary Shares are issued and outstanding. The Company plans to conduct a reverse share split to the Class B Ordinary Shares at the same time when it effects the Reverse Split to its Class A Ordinary Shares, with the same ratio.

The following table contains the approximate number of issued and outstanding Class B Ordinary Shares following a 1:5 to 1:100 Reverse Split, as of the date of this proxy statement.

After Each Reverse Split Ratio (Assuming Proposals 3 and 4 are approved and our ordinary shares are re-designated and re-classified as Class A Ordinary Shares and Class B Ordinary Shares)

	Prior to Reverse Split	1:5	1:10	1:100
Class B Ordinary Shares Authorized	100,000,000	20,000,000	10,000,000	1,000,000
Class B Ordinary Shares Issued and Outstanding	20,000,000	4,000,000	2,000,000	200,000
Number of Class B Ordinary Shares Reserved for Issuance	0	0	0	0
Number of Class B Ordinary Shares Authorized but Unissued and Unreserved	80,000,000	16,000,000	8,000,000	800,000
Par value of Class B Ordinary Share	0.0001	0.0005	0.0010	0.0100

Effective Date

If approved by our shareholders and our Board determines to effect the Reverse Split, the exact timing will be determined at the discretion of our Board and set forth in a public announcement. On the effective date, ordinary shares issued and outstanding immediately prior thereto will be combined and converted, automatically and without any action on the part of our shareholders, into new ordinary shares in accordance with an Approved Split Ratio set forth in this Proposal 6. If this proposal is not approved by our shareholders, the Reverse Split will not occur.

Treatment of Fractional Shares

No fractional shares will be issued as a result of the Reverse Split. Instead, shareholders who otherwise would be entitled to receive fractional shares because they hold a number of shares not evenly divisible by the Approved Split Ratio will automatically be entitled to receive an additional fraction of a share, to round up to the next whole share. In any event, cash will not be paid for fractional shares.

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Effect on “Book-Entry” Holders of Ordinary Shares

If the Reverse Split is authorized by our shareholders and our Board elects to implement the Reverse Split, shareholders of record holding some or all of their ordinary shares electronically in book-entry form under the direct registration system for securities will receive a transaction statement at their address of record indicating the number of ordinary shares they hold after the Reverse Split. Shareholders holding ordinary shares in “street name” through a bank, broker, or other nominee should note that such banks, brokers, or other nominees may have different procedures for processing the consolidation for fractional shares than those that would be put in place by us for registered shareholders. If you hold your shares with such a bank, broker, or other nominee and if you have questions in this regard, you are encouraged to contact your nominee.

Exchange of Stock Certificates

If the Reverse Split is authorized by the shareholders and our Board elects to implement the Reverse Split, shareholders of record holding some or all of their shares in certificate form will receive a letter of transmittal, as soon as practicable after the effective date of the Reverse Split. Our transfer agent will act as “exchange agent” for the purpose of implementing the exchange of share certificates. Holders of pre-Reverse Split shares will be asked to surrender to the exchange agent certificates representing pre-Reverse Split shares in exchange for post-Reverse Split shares in accordance with the procedures to be set forth in the letter of transmittal. Until surrender, each certificate representing shares before the Reverse Split would continue to be valid and would represent the adjusted number of whole shares based on the approved exchange ratio of the Reverse Split selected by the Board. No new post-Reverse Split share certificates will be issued to a shareholder until such shareholder has surrendered such shareholder’s outstanding certificate(s) together with the properly completed and executed letter of transmittal to the exchange agent.

In connection with the Reverse Split, the CUSIP number for the ordinary shares will change from its current CUSIP number. This new CUSIP number will appear on any new stock certificates issued representing post-split shares.

SHAREHOLDERS SHOULD NOT DESTROY ANY PRE-SPLIT STOCK CERTIFICATE AND SHOULD NOT SUBMIT ANY CERTIFICATES UNTIL THEY ARE REQUESTED TO DO SO.

Accounting Consequences

The par value per share of ordinary shares would increase after the Reverse Split.

No Appraisal Rights

Our shareholders are not entitled to dissenters’ or appraisal rights with respect to this Proposal 6, and we will not independently provide our shareholders with any such right if the Reverse Split is implemented.

Required Vote of Shareholders

The approval of the reverse share split proposal requires that a simple majority of the votes cast at the Annual General Meeting be voted “For” the proposal, provided we have quorum for the meeting.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS

THAT SLG SHAREHOLDERS VOTE “FOR”

THE REVERSE SHARE SPLIT.

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PROPOSAL 6: ADJOURNMENT

Purpose of the Adjournment Proposal

In the event there are not sufficient votes for, or otherwise in connection with, the adoption of first proposal, re-election of directors, the second proposal, ratification of appointment of the auditor, the third proposal, share re-designation and re-classification, or the fourth proposal, amendment of memorandum and articles of association, the Board may adjourn the Annual General Meeting to a later date, or dates, if necessary, to permit further solicitation of proxies.

Required Vote

The approval of the adjournment proposal requires that a simple majority of the votes cast at the Annual General Meeting be voted “For” the proposal, provided we have quorum for the meeting.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS

THAT SLG SHAREHOLDERS VOTE “FOR”

THE ADJOURNMENT.

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OTHER MATTERS

As of the date of this proxy statement, the Board of SLG knows of no matters that will be presented for consideration at the Annual General Meeting other than as described in this proxy statement. If any other matters properly come before the Annual General Meeting or any adjournments or postponements of the meeting and are voted upon, the enclosed proxy will confer discretionary authority on the individuals named as proxy to vote the shares represented by the proxy as to any other matters. The individuals named as proxies intend to vote in accordance with their best judgment as to any other matters.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the information requirements of the Securities Exchange Act of 1934. In accordance with these requirements, the Company files reports and other information with the SEC. You may read and copy any materials filed with the SEC at the Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a web site at http://www.sec.gov that contains reports and other information regarding registrants that file electronically with the SEC.

MISCELLANEOUS

You should rely only on the information contained in this proxy statement, the annexes to this proxy statement and the documents we refer to in this proxy statement to vote on the Re-election of Directors proposal, Ratification of Appointment of the Auditor proposal, Share Re-Designation and Re-Classification proposal, Amendment of Memorandum and Articles of Association proposal, Reverse Share Split proposal and Adjournment proposal. We have not authorized anyone to provide you with information that is different from what is contained in this proxy statement. This proxy statement is dated June 22, 2026. You should not assume that the information contained in this proxy statement is accurate as of any date other than that date (or as of an earlier date if so indicated in this proxy statement) and the mailing of this proxy statement to shareholders does not create any implication to the contrary. This proxy statement does not constitute a solicitation of a proxy in any jurisdiction where, or to or from any person to whom, it is unlawful to make a proxy solicitation.

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AMENDED AND RESTATED MEMORANDUM AND ARTICLES OF ASSOCIATION

Smart Logistics Global Limited 智慧物流環球有限公司
(as adopted by a Special Resolution passed on ~~October 14, 2025 and effective on October 16, 2025~~[DATE])

Hong Kong Office Suites ~~4201-03 & 12~~3504B-06 ~~42~~35/F, ~~One Island East~~Two Taikoo Place ~~Taikoo Place 18 Westlands~~979

TABLE OF CONTENTS

Shares, Warrants and Modification of Rights	~~7~~8
Register of Shareholders and Share Certificates	~~12~~13
Lien	~~13~~14
Calls on Shares	~~14~~15
Transfer of Shares	~~16~~17
Transmission of Shares	~~17~~19
Forfeiture of Shares	~~18~~19
General Meetings	~~20~~21
Proceedings at General Meetings	~~21~~22
Votes of Shareholders	~~23~~24
Appointment of Proxy and Corporate Representative	~~24~~26
Registered Office	~~26~~29
Board of Directors	~~26~~29
Appointment of Directors	~~31~~33
Borrowing Powers	~~31~~34
General Powers of the Directors	~~32~~34
Chairman and other Officers	~~32~~35
Proceedings of the Directors	~~33~~35
Minutes and Corporate Records	~~35~~38
Secretary	~~36~~38
General Management and Use of the Seal	~~36~~39
Authentication of Documents	~~38~~41
Capitalisation of Reserves	~~39~~42
Dividends and Reserves	~~40~~42
Record Date	~~46~~49
Annual Returns	~~47~~49
Accounts	~~47~~49
Auditors	~~48~~51
Notices	~~49~~52
Information	~~52~~54
Winding Up	~~52~~54
Indemnity	~~53~~55
Untraceable Shareholders	~~53~~56
Destruction of Documents	~~54~~57
Conversion	57

i

THE COMPANIES ACT (AS REVISED)

EXEMPTED COMPANY LIMITED BY SHARES

AMENDED AND RESTATED

MEMORANDUM OF ASSOCIATION

OF

Smart Logistics Global Limited

智慧物流環球有限公司

(Company)

(adopted by a Special Resolution passed on ~~October 14, 2025 and effective October 16, 2025~~[DATE])

1.	The name of the Company is Smart Logistics Global Limited 智慧物流環球有限公司.

2.	The registered office will be situated at the offices of Vistra (Cayman) Limited, P. O. Box 31119 Grand Pavilion, Hibiscus Way, 802 West Bay Road, Grand Cayman, KY1 - 1205 Cayman Islands or at such other place in the Cayman Islands as the Directors may from time to time decide.

3.	The objects for which the Company is established are unrestricted and except as prohibited or limited by the laws of the Cayman Islands, the Company shall have full power and authority to carry out any object and shall have and be capable of from time to time and at all times exercising any and all of the powers at any time or from time to time exercisable by a natural person or body corporate in any part of the world whether as principal, agent, contractor or otherwise.

4.	Without prejudice to the generality of the foregoing, the objects of the Company shall include, but without limitation, the following:

4.1	To carry on the business of an investment company and for that purpose to acquire and hold, either in the name of the Company or in that of any nominee, land and real estate, gold and silver bullion, shares (including shares in the Company), stocks, debentures, debenture stock, bonds, notes, obligations and securities issued or guaranteed by any company wherever incorporated or carrying on business and debentures, debenture stock, bonds, notes, obligations and securities issued or guaranteed by any government, sovereign, ruler, commissioners, public body or authority, supreme, dependent, municipal, local or otherwise in any part of the world.

4.2	To lend money with or without security either at interest or without and to invest money of the Company in such manner as the Directors think fit.

4.3	To acquire by purchase, lease, exchange, or otherwise lands, houses, buildings and other property or any interest in the same in any part of the world.

4.4	To carry on the business of a commodity, commodity futures and forward contracts trader and for that purpose to enter into spot, future or forward contracts for the purchase and sale of any commodity including, but without prejudice to the generality of the foregoing, any raw materials, processed materials, agricultural products, produce or livestock, gold and silver bullion, specie and precious or semi-precious stones, goods, articles, services, currencies, rights and interests which may now or in the future be bought and sold in commerce and whether such trading is effected on an organised commodity exchange or otherwise and either to take delivery of, or to sell or exchange any such commodities pursuant to any contract capable of being entered into on any such commodities exchange.

4.5	To carry on whether as principals, agents or otherwise the business of providing and supplying goods, equipment, materials and services of whatsoever nature, and of financiers, company promoters, realtors, financial agents, land owners and dealers in or managers of companies, estates, lands, buildings, goods, materials, services, stocks, leases, annuities and securities of whatsoever type or kind.

4.6	To purchase or otherwise acquire and hold any rights, privileges, concessions, patents, patent rights, licences, secret processes and any real or personal property of any kind whatsoever.

4.7	To build, equip, furnish, outfit, repair, purchase, own, charter and lease steam, motor, sail or other vessels, ships, boats, tugs, barges, lighters or other property to be used in the business of shipping, transportation, chartering and other communication and transport operations for the use of the Company or for others, and to sell, charter, lease, mortgage, pledge or transfer the same or any interest therein to others.

4.8	To carry on the business of importers, exporters and merchants of goods, produce, stores and articles of all kinds both wholesale and retail, packers, customs brokers, ship agents, warehousemen, bonded or otherwise and carriers and to transact every kind of agency, factor and brokerage business or transaction which may seem to the Company directly or indirectly conducive to its interests.

4.9	To carry on the business of consultants in connection with all manner of services and advisers on all matters relating to companies, firms, partnerships, charities, political and non-political persons and organisations, governments, principalities, sovereign and republican states and countries and to carry on all or any of the businesses of financial, industrial, development, architectural, engineering, manufacturing, contracting, management, advertising, professional business and personal consultants and to advise upon the means and methods for extending, developing, marketing and improving all types of projects, developments, businesses or industries and all systems or processes relating to such businesses and the financing, planning, distribution, marketing and sale thereof.

4.10	To act as a management company in all branches of that activity and without limiting the generality of the foregoing, to act as managers of investments and hotels, estates, real property, buildings and businesses of every kind and generally to carry on business as managers, consultants or agents for or representatives of owners of property of every kind, manufacturers, funds, syndicates, persons, firms and companies for any purpose whatsoever.

4.11	To carry on any other trade or business which may seem to the Company capable of being carried on conveniently in connection with any business of the Company.

4.12	To borrow or raise money by the issue of ordinary debenture stock or on mortgage or in such other manner as the Company shall think fit.

4.13	To draw, make, accept, endorse, discount, execute and issue all instruments both negotiable and non-negotiable and transferable including promissory notes, bills of exchange, bills of lading, warrants, debentures and bonds.

4.14	To establish branches or agencies in the Cayman Islands and elsewhere and to regulate and to discontinue the same.

4.15	To distribute any of the property of the Company among the members of the Company in specie.

4.16	To acquire and take over the whole or any part of the business, property and liabilities of any person or persons, firm or company or to take or otherwise acquire and hold shares, stock, debentures or other securities of or interest in any other company carrying on any business or possessed of any property or rights.

4.17	To grant pensions, allowances, gratuities and bonuses to employees or ex-employees of the Company or the dependents of such persons and to support, establish or subscribe to any charitable or other institutions, clubs, societies or funds or to any national or patriotic fund.

4.18	To lend and advance moneys or give credit to such persons and on such terms as may be thought fit and to guarantee or stand surety for the obligations of any third party whether such third party is related to the Company or otherwise and whether or not such guarantee or surety is to provide any benefits to the Company and for that purpose to mortgage or charge the Company’s undertaking, property and uncalled capital or any part thereof, on such terms and conditions as may be thought expedient in support of any such obligations binding on the Company whether contingent or otherwise.

4.19	To enter into partnership or into any arrangements for sharing profits, union of interests, co-operation, joint venture, reciprocal concession, amalgamation or otherwise with any person or persons or company engaged or interested or about to become engaged or interested in the carrying on or conduct of any business or enterprise from which this Company would or might derive any benefit whether direct or indirect and to lend money, guarantee the contracts of or otherwise assist any such person or company and to take subscribe for or otherwise acquire shares and securities of any such company and to sell, hold, re issue with or without guarantee or otherwise deal with the same.

4.20	To enter into any arrangements with any authorities, municipal or local or otherwise and to obtain from any such authority any rights, privileges or concessions which the Company may think it desirable to obtain and to carry out, exercise and comply with any such arrangements, rights, privileges or concessions.

4.21	To do all such things as are incidental to or which the Company may think conducive to the attainment of the above objects or any of them.

5.	If the Company is registered as an exempted company as defined in the Cayman Islands Companies Act (as revised), it shall have the power, subject to the provisions of the Cayman Islands Companies Act (as revised) and with the approval of a special resolution, to continue as a body incorporated under the laws of any jurisdiction outside of the Cayman Islands and to be de-registered in the Cayman Islands.

6.	The liability of the members of the Company is limited.

7.	The authorised share capital of the Company is HK$15,600,000 consisting of ~~156,000,000,000 shares~~(a) 155,900,000,000 Class A Ordinary Shares of a par value of HK$0.0001 each and (b) 100,000,000 Class B Ordinary Shares of a par value of HK$0.0001 each with the power for the Company to increase or reduce the said capital and to issue any part of its capital, original or increased, with or without any preference, priority or special privilege or subject to any postponement of rights or to any conditions or restrictions; and so that, unless the condition of issue shall otherwise expressly declare, every issue of shares, whether declared to be preference or otherwise, shall be subject to the power hereinbefore contained.

THE COMPANIES ACT (AS REVISED)

EXEMPTED COMPANY LIMITED BY SHARES

AMENDED AND RESTATED

ARTICLES OF ASSOCIATION

OF

Smart Logistics Global Limited

智慧物流環球有限公司

(Company)

(adopted by a Special Resolution passed on ~~October 14, 2025 and effective on October 16, 2025~~[DATE])

1	(a)	Table “A” of the Companies Act (as revised) shall not apply to the Company.

	(b)	Any marginal notes, titles or lead in references to Articles and the index of the Memorandum and Articles of Association shall not form part of the Memorandum or Articles of Association and shall not affect their interpretation. In interpreting these Articles of Association, unless there be something in the subject or context inconsistent therewith:

address: shall have the ordinary meaning given to it and shall include any facsimile number, electronic number or address or website used for the purposes of any communication pursuant to these Articles;

Affiliate: shall have the meaning given to it in Rule 405 of the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder. With respect to a natural person, “Affiliate” shall also mean such person’s spouse, parents, children and siblings, whether by blood, marriage or adoption or anyone residing in such person’s home;

appointor: means in relation to an alternate Director, the Director who appointed the alternate to act as his alternate;

Articles: means these Articles of Association in their present form and all supplementary, amended or substituted articles for the time being in force;

Auditors: means the independent auditor of the Company which shall be an internationally recognized firm of independent accountants;

Audit Committee: the audit committee of the Company formed by the Board pursuant to Article 136 hereof, or any successor audit committee;

Board: means the board of Directors of the Company as constituted from time to time or as the context may require the majority of Directors present and voting at a meeting of the Directors at which a quorum is present;

Call: shall include any instalment of a call;

Class A Ordinary Shares: means the class A ordinary shares in the share capital of the Company of par value HK$0.0001 each;

Class A Ordinary Shareholder: means the person who is duly registered in the Register as holder for the time being of any Class A Ordinary Shares and includes persons who are jointly so registered;

Class B Ordinary Shares: means the class B ordinary shares in the share capital of the Company of par value HK$0.0001 each.

clear days: means in relation to the period of a notice, that period excluding the day when the notice is given or deemed to be given and the day for which it is given or on which it is to take effect;

Clearing House: means a clearing house recognised by the laws of the jurisdiction in which the Shares are listed or quoted with the permission of the Company on a stock exchange in such jurisdiction;

Companies Act: means the Companies Act (as revised) of the Cayman Islands as amended from time to time and every other act, order regulation or other instrument having statutory effect (as amended from time to time) for the time being in force in the Cayman Islands applying to or affecting the Company, the Memorandum of Association and/or the Articles;

Company: means the above named company;

Competent Regulatory Authority: means a competent regulatory authority in the territory where the shares of the Company (or depositary receipts therefor) are listed or quoted on a stock exchange or interdealer quotation system in such territory;

Conversion Date: in respect of a Conversion Notice means the day on which that Conversion Notice is delivered;

Conversion Notice: a written notice delivered to the Company at its Office (and as otherwise stated therein) stating that a holder of Class B Ordinary Shares elects to convert the number of Class B Ordinary Shares specified therein pursuant to Article 181;

Conversion Number: in relation to any Class B Ordinary Shares, such number of Class A Ordinary Shares as may, upon exercise of the Conversion Right, be issued at the Conversion Rate;

Conversion Rate: means, at any time, on a 1 : 1 basis;

Conversion Right: in respect of a Class B Ordinary Share means the right of its holder, subject to the provisions of these Articles and to any applicable fiscal or other laws or regulations including the Companies Act, to convert all or any of its Class B Ordinary Shares, into the Conversion Number of Class A Ordinary Shares in its discretion;

Debenture and Debenture Holder: means and includes respectively debenture stock and debenture stockholder;

Designated Stock Exchange: means the ~~Nasdaq Stock Market~~stock exchange in the United States of America ~~and/or any other stock exchange or interdealer quotation system~~ on which ~~the Shares~~any shares are listed ~~or quoted~~for trading;
Designated Stock Exchange Rules: means the relevant code, rules and regulations, as amended, from time to time, applicable as a result of the original and continued listing of any Shares on the Designated Stock Exchange;
Director: means the directors for the time being of the Company and the expression Director shall be construed accordingly;
Dividend: means dividends, distributions in specie or in kind, capital distributions and capitalisation issues;
dollars and $: means the lawful currency for the time being of the United States of America;
Exchange Act: means the Securities Exchange Act of 1934, as amended;
Head Office: means such office of the Company as the Board may from time to time determine to be the principal office of the Company;
Month: means a calendar month;
Memorandum of Association: means the memorandum of association of the Company as from time to time amended;

Ordinary Resolution: means a resolution as described in Article 1(e) of these Articles;
Paid: means, as it relates to a Share, paid or credited as paid;
Register: means the principal register and any branch register of Shareholders of the Company to be maintained at such place within or outside the Cayman Islands as the Board shall determine from time to time;
Registered Office: means the registered office of the Company for the time being as required by the Companies Act;
SEC: means the Securities and Exchange Commission of the United States of America or any other federal agency for the time being administering the Securities Act;
Seal: means the common seal of the Company and any one or more facsimile seals from time to time of the Company for use in the Cayman Islands or in any place outside the Cayman Islands;
Secretary: means the person for the time being performing the duties of that office of the Company and includes any assistant, deputy, acting or temporary secretary;
Securities Act: means the Securities Act of 1933 of the United States of America, as amended, or any similar federal statute and the rules and regulations of the SEC thereunder, all as the same shall be in effect at the time;

Securities Seal: shall mean a seal for use for sealing certificates for shares or other securities issued by the Company which is a facsimile of the Seal of the Company with the addition on its face of the words Securities Seal;
Share(s): means ~~a share in the share capital of the Company and includes stock except where a distinction between stock and Shares is expressed or implied~~Class A Ordinary Share(s) and/or Class B Ordinary Share(s);
Shareholder: means the person who is duly registered in the Register as holder for the time being of any Share and includes persons who are jointly so registered;
Special Resolution: means a resolution as described in Article 1(d) of these Articles;
Statutes: means the Companies Act and every other law of the Legislature of the Cayman Islands for the time being in force applying to or affecting the Company, the ~~memorandum of association of the Company as from time to time amended~~Memorandum of Association, and/or these Articles;
Transfer Office: means the place where the principal register of Shareholders is located for the time being.
(c) In these Articles, unless there be something in the subject or context inconsistent herewith:

(i)	words denoting the singular number shall include the plural number and vice versa;

(ii)	words importing any gender shall include every gender and words importing persons shall include partnerships, firms, companies and corporations;

(iii)	subject to the foregoing provisions of this Article, any words or expressions defined in the Companies Act (except any statutory modification thereof not in force when these Articles become binding on the Company) shall bear the same meaning in these Articles, save that “company” shall where the context permits include any company incorporated in the Cayman Islands or elsewhere;

(iv)	references to any law, ordinance, statute or statutory provision shall be construed as relating to any statutory modification or re-enactment thereof for the time being in force; and

(v)	save as aforesaid words and expressions defined in the Statutes shall bear the same meanings in these Articles if not inconsistent with the subject in the context.

	(d)	A resolution shall be a Special Resolution when it has been passed by a majority of not less than two-thirds of the votes cast ~~by~~, calculated in accordance with these Articles, by such Shareholders as, being entitled to do, vote in person or by proxy or, in the cases of Shareholders which are corporations, by their respective duly authorised representatives at a general meeting held in accordance with these Articles and of which notice specifying the intention to propose the resolution as a special resolution has been duly given.

	(e)	A resolution shall be an Ordinary Resolution when it has been passed by a simple majority of the votes cast, calculated in accordance with these Articles, by such Shareholders as, being entitled so to do, vote in person or, by proxy or, in the cases of Shareholders which are corporations, by their respective duly authorised representatives at a general meeting held in accordance with these Articles ~~and of which not less than ten (10) clear days’ notice has been duly given~~.

	(f)	A resolution in writing signed (in such manner as to indicate, expressly or impliedly, unconditional approval) by or on behalf of all Shareholders for the time being entitled to receive notice of and to attend and vote at general meetings of the Company shall, for the purpose of these Articles, be treated as an Ordinary Resolution duly passed at a general meeting of the Company duly convened and held and, where relevant as a Special Resolution so passed. Any such resolution shall be deemed to have been passed at a meeting held on the date on which it was signed by the last Shareholder to sign, and where the resolution states a date as being the date of his signature thereof by any Shareholder the statement shall be prima facie evidence that it was signed by him on that date. Such a resolution may consist of several documents in the like form, and signed by one or more relevant Shareholders.

	(g)	A Special Resolution shall be effective for any purpose for which an Ordinary Resolution is expressed to be required under any provision of these Articles.

2	To the extent that the same is permissible under Cayman Islands law and subject to Article 13, a Special Resolution shall be required to alter the Memorandum of Association of the Company, to approve any amendment of the Articles or to change the name of the Company.

Shares, Warrants and Modification of Rights

3	Subject to the Statutes and without prejudice to any special rights or restrictions for the time being attaching to any Shares or any class of Shares including preference Shares, any Share may be issued upon such terms and conditions and with such preferred, deferred or other qualified or special rights, or such restrictions, whether in regard to Dividend, voting, return of capital or otherwise, as the Company may from time to time by Ordinary Resolution determine (or, in the absence of any such determination or so far as the same may not make specific provision, as the Board may determine) and any Share may be issued on the terms that it is liable to be redeemed upon the happening of a specified event or upon a given date and either at the option of the Company, or at the option of the holder. Subject to the Companies Act, any preferred shares may be issued or converted into shares that, at a determinable date or at the option of the Company or the holder thereof, are to be redeemed or are liable to be redeemed on such terms and in such manner as the Board may in their absolute discretion determine. No Shares shall be issued to bearer.

4	The Board may issue options, warrants or convertible securities or securities of similar nature conferring the right upon the holders thereof to subscribe for, purchase or receive any class of Shares or other securities of the Company, which options, warrants or convertible securities or securities of similar nature conferring the right upon the holders thereof may be issued on such terms as the Board may from time to time determine.

5	(a)	Subject to the Companies Act and without prejudice to Article 11, if at any time the share capital of the Company is divided into different classes of Shares, all or any of the special rights attached to any class (unless otherwise provided for by the terms of issue of the Shares of that class) may, subject to the provisions of the Companies Act, be varied, modified or abrogated with the sanction of a Special Resolution passed at a separate general meeting of the holders of the Shares of that class. To every such separate general meeting the provisions of these Articles relating to general meetings shall mutatis mutandis apply, but so that the necessary quorum (whether at a separate general meeting or at its adjourned meeting) shall be not less than a person or persons together holding (or, in the case of a Shareholder being a corporation, by its duly authorised representative) or representing by proxy not less than one-third (1/3) in nominal value of the issued Shares of that class, that the quorum for any meeting adjourned for want of quorum shall be two (2) Shareholders present in person (or in the case of the Shareholder being a corporation, by its duly authorised representative) or by proxy (whatever the number of Shares held by them) , that every holder of ~~shares of the class~~Class A Ordinary Shares shall be entitled on a poll to one (1) vote for every such share held by him and every holder of Class B Ordinary Shares shall be entitled on a poll to fifty (50) votes for every such share held by him, and that any holder of Shares of the class present in person (or in the case of the Shareholder being a corporation, by its duly authorised representative) or by proxy may demand a poll.

	(b)	The provisions of this Article shall apply to the variation or abrogation of the rights attached to the Shares of any class as if each group of Shares of the class differently treated formed a separate class the rights whereof are to be varied or abrogated.

	(c)	The special rights conferred upon the holders of any Shares or class of Shares shall not, unless otherwise expressly provided in the rights attaching to the terms of issue of such Shares be deemed to be altered by the creation or issue of further Shares ranking pari passu therewith.

6	The authorised share capital of the Company on the date of the adoption of these Articles is HK$15,600,000 divided into ~~156,000,000,000 shares~~(a) 155,900,000,000 Class A Ordinary Shares of a par value of HK$0.0001 each and (b) 100,000,000 Class B Ordinary Shares of a par value of HK$0.0001 each.
7	The Company in general meeting may from time to time, whether or not all the Shares for the time being authorised shall have been issued and whether or not all the Shares for the time being issued shall have been fully paid up, by Ordinary Resolution increase its share capital by the creation of new Shares, such new capital to be of such amount and to be divided into Shares of such class or classes and of such amounts in any currency as the Shareholders may think fit and as the resolution may prescribe.
8	Any new Shares shall be issued upon such terms and conditions and with such rights, privileges or restrictions attached thereto as the general meeting resolving upon the creation thereof shall direct, and if no direction be given, subject to the provisions of the Companies Act and of these Articles, as the Board shall determine; and in particular such Shares may be issued with a preferential or qualified right to participate in Dividends and in the distribution of assets of the Company and with a special right or without any right of voting.
9	The Board may, before the issue of any new Shares, determine that the same, or any of them, shall be offered in the first instance, and either at par or at a premium, to all the existing holders of any class of Shares in proportion as nearly as may be to the number of Shares of such class held by them respectively, or make any other provisions as to the allotment and issue such Shares, but in default of any such determination or so far as the same shall not extend, such Shares may be dealt with as if they formed part of the capital of the Company existing prior to the issue of the same.
10	Except so far as otherwise provided by the conditions of issue or by these Articles, any capital raised by the creation of new Shares shall be treated as if it formed part of the original capital of the Company and such Shares shall be subject to the provisions contained in these Articles with reference to the payment of calls and instalments, transfer and transmission, forfeiture, lien, cancellation, surrender, voting and otherwise.

11	(a)

Subject to the Statutes and where applicable, the Designated Stock Exchange Rules and without prejudice to any special rights of restrictions for the time being attached to any shares or any class of shares, all unissued Shares and other securities of the Company (whether forming part of the original or any increased capital) shall be at the disposal of the Board and it may offer, allot (with or without conferring a right of renunciation), grant options over or otherwise dispose of them to such persons, at such times, for such consideration and generally on such terms (subject to Article 9) as it in its absolute discretion thinks fit, but so that no Shares shall be issued at a discount. The Board shall, as regards any offer or allotment of Shares, comply with the provisions of the Companies Act, if and so far as such provisions may be applicable thereto. In particular and without prejudice to the generality of the foregoing, the Board is hereby empowered to authorize by resolution or resolutions from time to time the issuance of one or more classes or series of preferred shares and to fix the designations, powers, preferences and relative, participating, optional and other rights, if any, and the qualifications, limitations and restrictions thereof, if any, including, without limitation, the number of shares constituting each such class or series, dividend rights, conversion rights, redemption privileges, voting powers, full or limited or no voting powers, and liquidation preferences, and to increase or decrease the size of any such class or series (but not below the number of shares of any class or series of preferred shares then outstanding) to the extent permitted by Companies Act. Without limiting the generality of the foregoing, the resolution or resolutions providing for the establishment of any class or series of preferred shares may, to the extent permitted by law, provide that such class or series shall be superior to, rank equally with or be junior to the preferred shares of any other class or series.

(b)	Neither the Company nor the Board shall be obliged, when making or granting any allotment of, offer of, option over or disposal of Shares or other securities of the Company, to make, or make available, and may resolve not to make, or make available, any such allotment, offer, option or Shares or other securities to Shareholders or others with registered addresses, or in any particular territory or territories being a territory or territories where, in the absence of a registration statement or other special formalities, this would or might, in the opinion of the Board, be unlawful or impracticable, or the existence or extent of the requirement for such registration statement or special formalities might be expensive (whether in absolute terms or in relation to the rights of the Shareholder(s) who may be affected) or time consuming to determine. The Board shall be entitled to make such arrangements to deal with fractional entitlements arising on an offer of any unissued Shares or other securities as it thinks fit, including the aggregation and the sale thereof for the benefit of the Company. Shareholders who may be affected as a result of any of the matters referred to in this paragraph (b) shall not be, and shall be deemed not to be, a separate class of Shareholders for any purposes whatsoever. Except as otherwise expressly provided in the resolution or resolutions providing for the establishment of any class or series of preferred shares, no vote of the holders of preferred shares of or ordinary shares shall be a prerequisite to the issuance of any shares of any class or series of the preferred shares authorized by and complying with the conditions of the Statutes.

12	The Company may in connection with the issue of any shares exercise all powers of paying commission and brokerage conferred or permitted by the Companies Act. Subject to the Companies Act, the commission may be satisfied by the payment of cash or by the allotment of fully or partly paid shares or partly in one and partly in the other.
13	The Company may from time to time by Ordinary Resolution:
	(a)	increase its share capital as provided by Article 7;
	(b)	consolidate or divide all or any of its share capital into Shares of larger amount than its existing Shares; and on any consolidation of fully paid Shares into Shares of larger amount, the Board may settle any difficulty which may arise as it thinks expedient and in particular (but without prejudice to the generality of the foregoing) may as between the holders of Shares to be consolidated determine which particular Shares are to be consolidated into a consolidated Share, and if it shall happen that any person shall become entitled to fractions of a consolidated Share or Shares, such fractions may be sold by some person appointed by the Board for that purpose and the person so appointed may transfer the Shares so sold to the purchaser thereof and the validity of such transfer shall not be questioned, and so that the net proceeds of such sale (after deduction of the expenses of such sale) may either be distributed among the persons who would otherwise be entitled to a fraction or fractions of a consolidated Share or Shares rateably in accordance with their rights and interest or may be paid to the Company for the Company’s benefit;
	(c)	without prejudice to the powers of the Board under Article 11, divide its unissued Shares into several classes and attach thereto respectively any preferential, deferred, qualified or special rights, privileges, conditions or such restrictions which in the absence of any such determination by the Company in general meeting, as the Board may determine provided always that, for the avoidance of doubt, where a class of shares has been authorized by the Company no resolution of the Company in general meeting is required for the issuance of shares of that class and the Board may issue shares of that class and determine such rights, privileges, conditions or restrictions attaching thereto as aforesaid;
	(d)	sub-divide its Shares or any of them into Shares of smaller amount than is fixed by the Company’s Memorandum of Association, so, however, that in the subdivision the proportion between the amount paid and the amount, if any, unpaid on each reduced Share shall be the same as it was in case of the share from which the reduced Share is derived;
	(e)	cancel any Shares which at the date of the passing of the resolution have not been taken or agreed to be taken by any person, and diminish the amount of its share capital by the amount of the Shares so cancelled;
	(f)	convert all or any of its paid-up shares into stock, and reconvert that stock into paid-up shares of any denomination.
14	The Company may by Special Resolution reduce its share capital or any capital redemption reserve in any manner authorised, and subject to any conditions prescribed, by law.
15	(a)	Subject to the Statutes, and, where applicable, the Designated Stock Exchange Rules and/or any Competent Regulatory Authority, or any other law or so far as not prohibited by any law and subject to any rights conferred on the holders of any class of Shares, any power of the Company to purchase or otherwise acquire all or any of its own Shares (which expression as used in this Article includes redeemable Shares) be exercisable by the Board in such manner, upon such terms and subject to such conditions as it thinks fit.

	(b)	Subject to the Statutes, and to any special rights conferred on the holders of any Shares or attaching to any class of Shares, Shares may be issued on the terms that they may, at the option of the Company or the holders thereof, be liable to be redeemed on such terms and in such manner, including out of capital, as the Board may deem fit.
16	Except as otherwise expressly provided by these Articles or as required by law or as ordered by a court of competent jurisdiction, no person shall be recognised by the Company as holding any Share upon any trust and, except as aforesaid, the Company shall not be bound by or be compelled in any way to recognise (even when having notice thereof) any equitable, contingent, future or partial interest in any Share or any interest in any fractional part of a Share or any other right or claim to or in respect of any Shares except an absolute right to the entirety thereof of the registered holder.
Register of Shareholders and Share Certificates
17	(a)	The Board shall keep or cause to be kept the Register and there shall be entered therein the particulars required under the Companies Act.
	(b)	Subject to the provisions of the Companies Act, if the Board considers it necessary or appropriate, the Company may establish and maintain a principal or branch register of Shareholders at such location as the Board thinks fit and in the absence of any such determination, the Register shall be kept at the Registered Office.
18	(a)	Every share certificate shall be issued under the Seal or a facsimile thereof and shall specify the number and class and distinguishing numbers (if any) of the shares to which it relates, and the amount paid up thereon and may otherwise be in such form as the Directors may from time to time determine. No certificate shall be issued representing shares of more than one class. The Board may by resolution determine, either generally or in any particular case or cases, that any signatures on any such certificates (or certificates in respect of other securities) need not be autographic but may be affixed to such certificates by some mechanical means or may be printed thereon. Every share certificate of the Company shall bear legends required under the applicable laws, including the Securities Act.
	(b)	Every person whose name is entered, upon an allotment of shares, as a ~~Member~~Shareholder in the Register shall be entitled, without payment, to receive one (1) certificate for all such shares of any one (1) class or several certificates each for one (1) or more of such shares of such class upon payment for every certificate after the first of such reasonable out-of-pocket expenses as the Board from time to time determines.
	(c)	Share certificates shall be issued within the relevant time limit as prescribed by the Companies Act or as the Designated Stock Exchange may from time to time determine, whichever is the shorter, after allotment or, except in the case of a transfer which the Company is for the time being entitled to refuse to register and does not register, after lodgment of a transfer with the Company.

	(d)	Upon every transfer of shares the certificate held by the transferor shall be given up to be cancelled, and shall forthwith be cancelled accordingly, and a new certificate shall be issued to the transferee in respect of the shares transferred to him at such fee as is provided in paragraph (e) of this Article. If any of the shares included in the certificate so given up shall be retained by the transferor a new certificate for the balance shall be issued to him at the aforesaid fee payable by the transferor to the Company in respect thereof.
	(e)	The fee referred to in paragraph (d) above shall be an amount not exceeding the relevant maximum amount as the Designated Stock Exchange may from time to time determine provided that the Board may at any time determine a lower amount for such fee.
	(f)	Every Share certificate of the Company shall bear legends required under the applicable laws, including the Securities Act.
19	(a)	In the case of a share held jointly by several persons, the Company shall not be bound to issue more than one (1) certificate therefor and delivery of a certificate to one of several joint holders shall be sufficient delivery to all such holders.
	(b)	If any Shares shall stand in the names of two (2) or more persons, the person first named in the Register shall be deemed to be sole holder thereof as regards service of notice and, subject to the provisions of these Articles, all or any other matter connected with the Company, except the transfer of the Share.
20	If a share certificate is defaced, lost or destroyed, it may be replaced on payment of such fee (if any) and on such terms (if any) as to evidence and indemnity, and on the payment of expenses of the Company in investigating such evidence and preparing such indemnity as the Board shall think fit and, in case of defacement, on delivery of the old certificate to the Company for cancellation.
Lien
21	The Company shall have a first and paramount lien on every Share (not being a fully paid Share) for all moneys, whether presently payable or not, called or payable at a fixed time in respect of that Share; and the Company shall also have a first and paramount lien and charge on all Shares (other than fully paid-up Shares) standing registered in the name of a Shareholder, whether singly or jointly with any other person or persons, for all the debts and liabilities of such Shareholder or his estate to the Company and whether the same shall have been incurred before or after notice to the Company of any equitable or other interest of any person other than such Shareholder, and whether the period for the payment or discharge of the same shall have actually arrived or not, and notwithstanding that the same are joint debts or liabilities of such Shareholder or his estate and any other person, whether a Shareholder of the Company or not. The Company’s lien (if any) on a Share shall extend to all Dividends and bonuses declared in respect thereof. The Board may at any time either generally or in any particular case waive any lien that has arisen, or declare any Share to be exempt wholly or partially from the provisions of this Article.

22	The Company may sell, in such manner as the Board thinks fit, any Shares on which the Company has a lien, but no sale shall be made unless some sum in respect of which the lien exists is presently payable or the liability or engagement in respect of which such lien exists is liable to be presently fulfilled or discharged, nor until the expiration of fourteen (14) days after a notice in writing, stating and demanding payment of the sum presently payable or specifying the liability or engagement and demanding fulfilment or discharge thereof and giving notice of intention to sell in default, shall have been given, in the manner in which notices may be sent to Shareholders of the Company as provided in these Articles, to the registered holder for the time being of the Shares, or the person entitled by reason of such holder’s death, bankruptcy or winding-up to the Shares.
23	The net proceeds of such sale after the payment of the costs of such sale shall be applied in or towards payment or satisfaction of the debt or liability or engagement in respect whereof the lien exists, so far as the same is presently payable, and any residue shall (subject to a like lien for debts or liabilities not presently payable as existed upon the Shares prior to the sale) be paid to the person entitled to the Shares at the time of the sale. For the purpose of giving effect to any such sale, the Board may authorise some person to transfer the Shares sold to the purchaser thereof and may enter the purchaser’s name in the Register as holder of the Shares, and the purchaser shall not be bound to see the application of the purchase money, nor shall his title to the Shares be affected by any irregularity or invalidity in the proceedings relating to the sale.
Calls on Shares
24	Subject to these Articles and to the terms of allotment, the Board may from time to time make such calls as it thinks fit upon the Shareholders in respect of any moneys unpaid on the Shares held by them respectively (whether on account of the nominal value of the Shares or by way of premiums) and not by the conditions of allotment thereof made payable at a fixed time. A call may be made payable either in one sum or by instalments.
25	At least fourteen (14) clear days’ notice of any call shall be given to the relevant Shareholders specifying the time and place of payment and to whom such call shall be paid.
26	A copy of the notice referred to in Article 25 shall be sent to relevant Shareholders in the manner in which notices may be sent to Shareholders by the Company as herein provided.
27	Every Shareholder upon whom a call is made shall pay the amount of every call so made on him to the person and at the time or times and place or places as the Board shall appoint.

28	A call shall be deemed to have been made at the time when the resolution of the Board authorising such call was passed.
29	The joint holders of a Share shall be severally as well as jointly liable for the payment of all calls and instalments due in respect of such Share or other moneys due in respect thereof.
30	A call may be extended, postponed or revoked in whole or in part as the Board determines but no Shareholder shall be entitled to any such extension except as a matter of grace and favour.
31	If the sum payable in respect of any call or instalment is not paid before or on the day appointed for payment thereof, the person or persons from whom the sum is due shall pay interest on the same at such rate not exceeding 20% per annum as the Board shall fix from the day appointed for the payment thereof to the time of the actual payment, but the Board may waive payment of such interest wholly or in part.
32	No Shareholder shall be entitled to receive any Dividend or bonus or to be present or vote (save as proxy or authorised representative for another Shareholder) at any general meeting, either personally, or (save as proxy or authorised representative for another Shareholder) by proxy, or be reckoned in a quorum, or to exercise any other privilege as a Shareholder until all calls or instalments due from him to the Company, whether alone or jointly or jointly and severally with any other person, together with interest and expenses (if any) shall have been paid.
33	On the trial or hearing of any action or other proceedings for the recovery of any money due for any call, it shall be sufficient to prove that the name of the Shareholder sued is entered in the Register as the holder, or one of the holders, of the Shares in respect of which such debt accrues; that the resolution of the Board making the call has been duly recorded in the minute book of the Board; and that notice of such call was given to the Shareholder sued, in pursuance of these Articles, and it shall not be necessary to prove the appointment of the Directors who made such call, nor any other matters whatsoever, but the proof of the matters aforesaid shall be conclusive evidence of the debt.
34	(a) Any sum which by the terms of allotment of a Share is made payable upon allotment or at any fixed date, whether on account of the nominal value of the Share and/or by way of premium, shall for all purposes of these Articles be deemed to be a call duly made and notified and payable on the date fixed for payment, and in case of non-payment all the relevant provisions of these Articles as to payment of interest and expenses, forfeiture and the like, shall apply as if such sums had become payable by virtue of a call duly made and notified.
(b) Subject to the terms of allotment, the Board may on the issue of Shares differentiate between the allottees or holders as to the amount of calls to be paid and the time of payment.

35	The Board may, if it thinks fit, receive from any Shareholder willing to advance the same, and either in money or money’s worth, all or any part of the money uncalled and unpaid or instalments payable upon any Shares held by him, and in respect of all or any of the moneys so advanced may pay interest at such rate (if any) not exceeding 20% per annum, as the Board may decide but a payment in advance of a call shall not entitle the Shareholder to receive any Dividend subsequently declared or to exercise any other rights or privileges as a Shareholder in respect of the Share or the due portion of the Shares upon which payment has been advanced by such Shareholder before it is called up. The Board may at any time repay the amount so advanced upon giving to such Shareholder not less than one (1) Month’s notice in writing of its intention on that behalf, unless before the expiration of such notice the amount so advanced shall have been called up on the Shares in respect of which it was advanced.
Transfer of Shares
36	Subject to the Statutes, all transfers of Shares shall be effected by transfer in writing in the usual or common form or in such other form as the Board may accept provided always that it shall be in such a form prescribed by the Designated Stock Exchange and may be under hand only or, if the transferor or transferee is a Clearing House (or its nominee(s)) or a central depository house (or its nominee(s)), under hand or by machine imprinted signature or by such other means of execution as the Board may approve from time to time.
37	The instrument of transfer of any Share shall be executed by or on behalf of the transferor and by or on behalf of the transferee provided that the Board may dispense with the execution of the instrument of transfer by the transferor or the transferee or accept mechanically executed transfers in any case in which it in its absolute discretion thinks fit to do so. The transferor shall be deemed to remain the holder of the Share until the name of the transferee is entered in the Register in respect thereof. Nothing in these Articles shall preclude the Board from recognising a renunciation of the allotment or provisional allotment of any Share by the allottee in favour of some other person.
38	(a) The Board may, in its absolute discretion at any time and from time to time, remove any Share on the principal Register to any branch Register or any Share on any branch Register to the principal Register or any other branch Register.
(b) Unless the Board otherwise agrees (which agreement may be on such terms and subject to such conditions as the Board in its absolute discretion may from time to time stipulate, and which agreement it shall, without giving any reason therefore, be entitled in its absolute discretion to give or withhold) no Shares on the principal Register shall be removed to any branch Register nor shall Shares on any branch Register be removed to the principal Register or any other branch Register and all removals and other documents of title relating to or affecting the title to any share or other securities of the Company shall be lodged for registration, and be registered, in the case of any Shares on a branch Register, at the Registered Office, and, in the case of any Shares on the principal Register, at the Transfer Office.

	(c)	Notwithstanding anything contained in these Articles, the Company shall as soon as practicable and on a regular basis record in the principal Register all removals of Shares effected on any branch Register and shall at all times maintain the principal Register and all branch Registers in all respects in accordance with the Companies Act.
39	Fully paid Shares shall be free from any restriction with respect to the right of the holder thereof to transfer such Shares (except when permitted by the Designated Stock Exchange) and shall also be free from all liens. The Board however, may, in its absolute discretion, refuse to register a transfer of any Share which is not fully paid to a person of whom it does not approve or any Share issued under any share option scheme upon which a restriction on transfer imposed thereby still subsists, and it may also refuse to register a transfer of any Share (whether fully paid up or not) to more than four (4) joint holders or a transfer of any Shares (not being a fully paid up Share) on which the Company has a lien.
40	The Board may also decline to recognise any instrument of transfer unless:
	(a)	a fee of such maximum as the Designated Stock Exchange may from time to time determine to be payable (or such lesser sum as the Board may from time to time require) has been paid to the Company;
	(b)	the instrument of transfer is lodged at the Registered Office or, as the case may be, the Transfer Office accompanied by the certificate of the Shares to which it relates, and such other evidence as the Board may reasonably require to show the right of the transferor to make the transfer (and, if the instrument of transfer is executed by some other person on his behalf, the authority of that person so to do);
	(c)	the instrument of transfer is in respect of only one class of Share;
	(d)	the Shares concerned are free of any lien in favour of the Company; and
	(e)	if applicable, the instrument of transfer is properly stamped.
41	If the Board shall refuse to register a transfer of any Share, it shall, within two (2) months after the date on which the transfer was lodged with the Company, send to each of the transferor and the transferee notice of such refusal and, except where the subject Share is not a fully paid Share, the reason(s) for such refusal.
42	Upon every transfer of Shares, the certificate in respect thereof held by the transferor shall be given up to be cancelled, and shall forthwith be cancelled accordingly, and a new certificate shall be issued to the transferee in respect of the Shares transferred to him as provided in Article 18, and if any of the Shares included in the certificate so given up shall be retained by the transferor a new certificate in respect thereof shall be issued to him as provided in Article 18. The Company shall retain the instrument of transfer.
43	The registration of transfers of shares or of any class of shares may, after compliance with any notice requirement of the Designated Stock Exchange, be suspended at such times and for such periods (not exceeding in the whole thirty (30) days in any year) as the Board may determine.

Transmission of Shares
44	In the case of the death of a Shareholder, the survivor or survivors where the deceased was a joint holder, and the legal personal representatives of the deceased where he was a sole or only surviving holder, shall be the only persons recognised by the Company as having any title to his interest in the Shares; but nothing herein contained shall release the estate of a deceased holder (whether sole or joint) from any liability in respect of any Share solely or jointly held by him.
45	Any person becoming entitled to a Share in consequence of the death or bankruptcy or winding-up of a Shareholder may, upon such evidence as to his title being produced as may from time to time be required by the Board, and subject as hereinafter provided, elect either to be registered himself as holder of the Share or to have some person nominated by him registered as the transferee thereof.
46	If the person becoming entitled to a Share pursuant to Article 45 shall elect to be registered himself as the holder of such Share, he shall deliver or send to the Company a notice in writing signed by him, at (unless the Board otherwise agrees) the Registered Office, stating that he so elects. If he shall elect to have his nominee registered, he shall testify his election by executing a transfer of such Share to his nominee. All the limitations, restrictions and provisions of these Articles relating to the right to transfer and the registration of transfers of Shares shall be applicable to any such notice or transfer as aforesaid as if the death, bankruptcy or winding-up of the Shareholder had not occurred and the notice or transfer were a transfer executed by such Shareholder.
47	A person becoming entitled to a Share by reason of the death, bankruptcy or winding-up of the holder shall be entitled to the same Dividends and other advantages to which he would be entitled if he were the registered holder of the Share. However, the Board may, if it thinks fit, withhold the payment of any Dividend payable or other advantages in respect of such Share until such person shall become the registered holder of the Share or shall have effectually transferred such Share, but, subject to the requirements of Article 76 being met, such a person may vote at general meetings of the Company.
Forfeiture of Shares
48	If a Shareholder fails to pay any call or instalment of a call on the day appointed for payment thereof, the Board may, at any time thereafter during such time as any part of the call or instalment remains unpaid, without prejudice to the provisions of Article 31, serve notice on him requiring payment of so much of the call or instalment as is unpaid, together with any interest which may have accrued and which may still accrue up to the date of actual payment.
49	The notice shall name a further day (not earlier than the expiration of fourteen (14) days from the date of the notice) on or before which the payment required by the notice is to be made, and it shall also name the place where payment is to be made. The notice shall also state that, in the event of non-payment at or before the time appointed, the Shares in respect of which the call was made will be liable to be forfeited.

50	If the requirements of any such notice as aforesaid are not complied with, any Share in respect of which the notice has been given may at any time thereafter, before the payment required by the notice has been made, be forfeited by a resolution of the Board to that effect. Such forfeiture shall include all Dividends and bonuses declared in respect of the forfeited Share and not actually paid before the forfeiture. The Board may accept the surrender of any Share liable to be forfeited hereunder and in such cases references in these Articles to forfeiture shall include surrender.
51	Any Share so forfeited shall be deemed to be the property of the Company, and may be re-allotted, sold or otherwise disposed of on such terms and in such manner as the Board thinks fit and at any time before a sale or disposition, the forfeiture may be cancelled on such terms as the Board thinks fit.
52	A person whose Shares have been forfeited shall cease to be a Shareholder in respect of the forfeited Shares, but shall, nevertheless, remain liable to pay to the Company all moneys which, at the date of forfeiture, were payable by him to the Company in respect of the forfeited Shares, together with (if the Board shall in its discretion so require) interest thereon from the date of forfeiture until the date of actual payment (including the payment of such interest) at such rate not exceeding 20% per annum as the Board may prescribe, and the Board may enforce the payment thereof if it thinks fit, and without any deduction or allowance for the value of the Shares at the date of forfeiture, but his liability shall cease if and when the Company shall have received payment in full of all such moneys in respect of the Shares. For the purposes of this Article any sum which by the terms of issue of a Share, is payable thereon at a fixed time which is subsequent to the date of forfeiture, whether on account of the nominal value of the Share or by way of premium, shall notwithstanding that such time has not yet arrived be deemed to be payable on the date of forfeiture, and the same shall become due and payable immediately upon the forfeiture, but interest thereon shall only be payable in respect of any period between the said fixed time and the date of actual payment.
53	A certificate in writing that the declarant is a Director or the Secretary, and that a Share has been duly forfeited or surrendered on a date stated in the certificate, shall be conclusive evidence of the facts therein stated as against all persons claiming to be entitled to the Share. The Company may receive the consideration, if any, given for the Share on any re-allotment, sale or disposition thereof and may execute a transfer of the Share in favour of the person to whom the Share is re-allotted, sold or disposed of and such person shall thereupon be registered as the holder of the Share, and shall not be bound to see to the application of the subscription or purchase money, (if any), nor shall his title to the Share be affected by any irregularity or invalidity in the proceedings in reference to the forfeiture, re-allotment, sale or disposal of such Share.
54	When any Share shall have been forfeited, notice of the forfeiture shall be given to the Shareholder in whose name it stood immediately prior to the forfeiture, and an entry of the forfeiture, with the date thereof, shall forthwith be made in the Register, but no forfeiture shall be in any manner invalidated by any omission or neglect to give such notice or make any such entry.

55	Notwithstanding any such forfeiture as aforesaid the Board may at any time, before any Shares so forfeited shall have been re-allotted, sold or otherwise disposed of, cancel the forfeiture on such terms as it thinks fit or permit the Shares so forfeited to be bought back or redeemed upon the terms of payment of all calls and interest due upon and expenses incurred in respect of the Shares, and upon such further terms (if any) as it thinks fit.
56	The forfeiture of a Share shall not prejudice the right of the Company to any call already made or any instalment payment thereon.
57	(a) The provisions of these Articles as to forfeiture shall apply in the case of non-payment of any sum which, by terms of issue of a Share, becomes payable at a fixed time, whether on account of the nominal value of the Share or by way of premium, as if the same had been payable by virtue of a call duly made and notified.
(b) In the event of a forfeiture of Shares the Shareholder shall be bound to deliver and shall forthwith deliver to the Company the certificate or certificates held by him for the Shares so forfeited and in any event the certificates representing Shares so forfeited shall be void and of no further effect.
General Meetings
58	~~Other than the fiscal year of the Company’s adoption of these Articles, the~~The Company ~~shall~~may, but is not obligated to (unless required by the Statutes and the Designated Stock Exchange Rules), in each ~~fiscal~~ year hold a general meeting as its annual general meeting ~~in addition to any other meeting in that year~~ at such time and place as may be determined by the Board and shall specify the meeting as such in the notice calling it. A meeting of the Shareholders or any class thereof may be held by means of such telephone, electronic or other communication facilities as permit all persons participating in the meeting to communicate with each other simultaneously and instantaneously, and participation in such a meeting shall constitute presence at such meetings.
59	All general meetings other than annual general meetings shall be called extraordinary general meetings.
60	The Board may, whenever it thinks fit, convene an extraordinary general meeting. Extraordinary general meetings shall also be convened on the requisition of one (1) or more Shareholders holding, at the date of deposit of the requisition, not less than one tenth of the paid up capital of the Company having the right of voting at general meetings. Such requisition shall be made in writing to the Board or the Secretary and deposited at the Registered office for the purpose of requiring an extraordinary general meeting to be called by the Board for the transaction of any business specified in such requisition. Such meeting shall be held within two (2) Months after the deposit of such requisition. If within twenty-one (21) days of such deposit, the Board fails to proceed to convene such meeting, the requisitionist(s) himself (themselves) may do so in the same manner, and all reasonable expenses incurred by the requisitionist(s) as a result of the failure of the Board shall be reimbursed to the requisitionist(s) by the Company.

61	Every general meeting of the Company shall be called by at least ten (10) clear days’ notice in writing. The notice shall be exclusive of the day on which it is served or deemed to be served and of the day for which it is given, and shall specify the place, the day, the hour and the agenda of the meeting and particulars of the resolutions to be considered at that meeting and the general nature of that business, and shall be given, in manner hereinafter mentioned or in such other manner, if any, as may be prescribed by the Company in general meeting, to such persons as are, under these Articles, entitled to receive such notices from the Company, provided that a meeting of the Company shall notwithstanding that it is called by shorter notice than that specified in this Article be deemed to have been duly called if it is so agreed:
	(a)	in the case of a meeting called as the annual general meeting, by all the Shareholders entitled to attend and vote thereat; and
	(b)	in the case of any other meeting, by a majority in number of the Shareholders having a right to attend and vote at the meeting, being a majority together holding not less than ninety-five per cent. (95%) of the total voting rights at the meeting of all Shareholders.
62	(a)	The accidental omission to give any notice to, or the non-receipt of any notice by, any person entitled to receive notice shall not invalidate any resolution passed or any proceedings at any such meeting.
	(b)	In the case where forms of proxy or notice of appointment of corporate representative are to be sent out with any notice, the accidental omission to send such forms of proxy or notice of appointment of corporate representative to, or the non-receipt of such forms by, any person entitled to receive notice of the relevant meeting shall not invalidate any resolution passed or any proceeding at any such meeting.
Proceedings at General Meetings
63	All business shall be deemed special that is transacted at an extraordinary general meeting and also all business shall be deemed special that is transacted at an annual general meeting with the exception of the election of Directors.
64	No business other than the appointment of a chairman of a meeting shall be transacted at any general meeting unless a quorum is present at the commencement of the business. For all purposes the quorum for a general meeting shall be at least two (2) Shareholders entitled to vote and present in person (or, in the case of a Shareholder being a corporation, by its duly authorised representative) or by proxy representing not less than one-third (1/3) in nominal value of the total issued voting shares in the Company throughout the meeting. No business other than the appointment of a chairman of a meeting shall be transacted at any general meeting unless the requisite quorum shall be present at the time when the meeting proceeds to business and continues to be present until the conclusion of the meeting.

65	If within fifteen (15) minutes from the time appointed for the meeting a quorum is not present, the meeting, if convened upon the requisition of Shareholders, shall be dissolved, but in any other case it shall stand adjourned to the same day in the next week and at such time and place as shall be decided by the Board, and if at such adjourned meeting a quorum is not present within fifteen (15) minutes from the time appointed for holding the meeting, the Shareholder or the Shareholders present in person (or, in the case of a Shareholder being a corporation by its duly authorised representative) or by proxy and entitled to vote shall be a quorum and may transact the business for which the meeting was called.
66	The chairman (if any) of the Company or if he is absent or declines to take the chair at such meeting, the vice chairman (if any) of the Company shall take the chair at every general meeting, or, if there be no such chairman or vice chairman, or, if at any general meeting neither of such chairman or vice chairman is present within fifteen (15) minutes after the time appointed for holding such meeting, or both such persons decline to take the chair at such meeting, the Directors present shall choose one of their number as chairman of the meeting, and if no Director be present or if all the Directors present decline to take the chair or if the chairman chosen shall retire from the chair, then the Shareholders present shall choose one of their number to be chairman of the meeting.
67	The chairman of the meeting may, with the consent of any general meeting at which a quorum is present, and shall, if so directed by the meeting, adjourn any meeting from time to time and from place to place as the meeting shall determine. Whenever a meeting is adjourned for fourteen (14) days or more, at least seven (7) clear days’ notice, specifying the place, the day and the hour of the adjourned meeting shall be given in the same manner as in the case of an original meeting but it shall not be necessary to specify in such notice the nature of the business to be transacted at the adjourned meeting. Save as aforesaid, no notice of an adjournment or of the business to be transacted at any adjourned meeting needs to be given nor shall any Shareholder be entitled to any such notice. No business shall be transacted at an adjourned meeting other than the business which might have been transacted at the meeting from which the adjournment took place.
68	At any general meeting a resolution put to the vote of the meeting shall be decided by poll save that the chairman of the meeting may, pursuant to the Designated Stock Exchange Rules, allow a resolution to be voted on by a show of hands. Where a show of hands is allowed, before or on the declaration of the result of the show of hands, a poll may be demanded by:
(a) the chairman of such meeting or
(b) any one Shareholder present in person (or, in the case of a Shareholder being a corporation, by its duly authorised representative) or by proxy for the time being entitled to vote at the meeting.
69	Where a resolution is voted on by a show of hands, a declaration by the chairman of the meeting that a resolution has on a show of hands been carried or carried unanimously, or by a particular majority, or not carried by a particular majority, or lost, and an entry to that effect made in the minute book of the Company shall be conclusive evidence of the facts without proof of the number or proportion of the votes recorded in favour of or against such resolution.

70	A poll demanded on the election of a chairman, or on a question of adjournment, shall be taken forthwith. A poll demanded on any other question shall be taken in such manner (including the use of ballot or voting papers or tickets) and either forthwith or at such time (being not later than thirty (30) days after the date of the demand) and place as the chairman directs. It shall not be necessary (unless the chairman otherwise directs) for notice to be given of a poll not taken immediately. The result of the poll shall be deemed to be the resolution of the meeting at which the poll was required or demanded. There shall be no requirement for the chairman to disclose the voting figures on a poll. In the event that a poll is demanded after the chairman of the meeting allows a show of hands pursuant to Article 68, the demand for a poll may be withdrawn, with the consent of the chairman of the meeting, at any time before the close of the meeting at which the poll was demanded or the taking of the poll, whichever is the earlier.
71	Any poll on the election of a chairman of a meeting or on any question of adjournment shall be taken at the meeting and without adjournment.
72	All questions submitted to a meeting shall be decided by a simple majority of votes except where a greater majority is required by these Articles or by the Companies Act. In the case of an equality of votes, whether on a show of hands or on a poll, the chairman of the meeting shall be entitled to a second or casting vote. In case of any dispute as to the admission or rejection of any vote, the chairman of the meeting shall determine the same, and such determination shall be final and conclusive.
73	The demand for a poll shall not prevent the continuance of a meeting for the transaction of any business other than the question on which a poll has been demanded, and, with the consent of the chairman, it may be withdrawn at any time before the close of the meeting or the taking of the poll, whichever is the earlier.
74	If an amendment shall be proposed to any resolution under consideration but shall in good faith be ruled out of order by the chairman of the meeting, the proceedings shall not be invalidated by any error in such ruling. In the case of a resolution duly proposed as a Special Resolution no amendment thereto (other than a mere clerical amendment to correct a patent error) may in any event be considered or voted upon.
Votes of Shareholders
75	Subject to any special rights, privileges or restrictions as to voting for the time being attached to any class or classes of Shares, at any general meeting on a poll every Shareholder present in person (or, in the case of a Shareholder being a corporation, by its duly authorised representative) or by proxy, shall have one (1) vote for every Class A Ordinary Share of which he is the holder which is fully paid or credited as fully paid and fifty (50) votes for every Class B Ordinary Share of which he is the holder which is fully paid or credited as fully paid (but so that no amount paid or credited as paid on a Share in advance of calls or instalments shall be treated for the purposes of this Article as paid on the Share), and on a show of hands every Shareholder who is present in person (or, in the case of a Shareholder being a corporation, by its duly authorised representative) or by proxy shall (save as provided otherwise in this Article) have one (1) vote for every Class A Ordinary Share of which he is the holder which is fully paid or credited as fully paid and fifty (50) votes for every Class B Ordinary Share of which he is the holder which is fully paid or credited as fully paid. On a poll a Shareholder entitled to more than one (1) vote need not use all his votes or cast all his votes in the same way. Notwithstanding anything contained in these Articles, where more than one (1) proxy is appointed by a Class A Ordinary Shareholder which is a Clearing House (or its nominee(s)) or a central depository house (or its nominee(s)), each such proxy shall have one (1) vote on a show of hands and on a poll, each such proxy is under no obligation to cast all his votes in the same way. Holders of Class A Ordinary Shares and Class B Ordinary Shares have the right to receive notice of, attend, speak and vote at general meetings of the Company. Holders of Class A Ordinary Shares and Class B Ordinary Shares shall, at all times (other than in respect of separate general meetings of the holders of a class or series of shares held in accordance with this Article), vote together as one class on all matters submitted to a vote for Shareholders’ consent.

76	Any person entitled under Article 47 to be registered as the holder of any Shares may vote at any general meeting in respect thereof in the same manner as if he were the registered holder of such Shares, provided that at least forty-eight (48) hours before the time of the holding of the meeting or adjourned meeting (as the case may be) at which he proposes to vote, he shall satisfy the Board of his right to be registered as the holder of such Shares or the Board shall have previously admitted his right to vote at such meeting in respect thereof.
77	Where there are joint registered holders of any Share, any one of such persons may vote at any meeting, either personally or by proxy, in respect of such Share as if he were solely entitled thereto; but if more than one of such joint holders be present at any meeting personally (or, in the case of a Shareholder being a corporation, by its duly authorised representative) or by proxy, that one of the said persons so present whose name stands first on the Register in respect of such Share shall alone be entitled to vote in respect thereof. Several executors or administrators of a deceased Shareholder, and several trustees in bankruptcy or liquidators of a Shareholder in whose name any Share stands shall for the purposes of this Article be deemed joint holders thereof.
78	A Shareholder of unsound mind or in respect of whom an order has been made by any court having jurisdiction in lunacy may vote, whether on a poll or on a show of hands, by his committee or receiver, or other person in the nature of a committee or receiver appointed by that court, and any such committee, receiver or other person may vote on a poll by proxy. Evidence to the satisfaction of the Board of the authority of the person claiming to exercise the right to vote shall be delivered to such place or one of such places (if any) as is specified in accordance with these Articles for the deposit of instruments of proxy or, if no place is specified, at the Registered Office, not later than the latest time at which an instrument of proxy must, if it is to be valid for the meeting, be delivered.

79	Save as expressly provided in these Articles or otherwise determined by the Board, no person other than a Shareholder duly registered and who shall have paid everything for the time being due from him payable to the Company in respect of his Shares shall be entitled to be present or to vote (save as proxy or authorised representative for another Shareholder) whether personally, by proxy or by attorney or to be reckoned in the quorum, at any general meeting.
80	No objection shall be raised to the qualification of any person exercising or purporting to exercise a vote or the admissibility of any vote except at the meeting or adjourned meeting at which the vote objected to is given or tendered, and every vote not disallowed at such meeting shall be valid for all purposes. Any such objection made in due time shall be referred to the chairman of the meeting, whose decision shall be final and conclusive.
Appointment of Proxy and Corporate Representative
81	Any Shareholder entitled to attend and vote at a meeting of the Company shall be entitled to appoint another person as his proxy to attend and vote instead of him. A Shareholder who is the holder of two (2) or more Shares may appoint more than one proxy to represent him and vote on his behalf at a general meeting of the Company or at a class meeting. A proxy need not be a Shareholder of the Company. On a poll or a show of hands votes may be given either personally (or, in the case of a Shareholder being a corporation, by its duly authorised representative) or by proxy. A proxy shall be entitled to exercise the same powers on behalf of a Shareholder who is an individual and for whom he acts as proxy as such Shareholder could exercise. In addition, a proxy shall be entitled to exercise the same powers on behalf of a Shareholder which is a corporation and for which he acts as proxy as such Shareholder could exercise if it were an individual Shareholder.
82	No appointment of a proxy shall be valid unless it names the person appointed and his appointor. The Board may, unless it is satisfied that the person purporting to act as proxy is the person named in the relevant instrument for his appointment and the validity and authenticity of the signature of his appointor, decline such person’s admission to the relevant meeting, reject his vote or, in the event that a poll is demanded after the chairman of the meeting allows a show of hands pursuant to Article 68, his demand for a poll and no Shareholder who may be affected by any exercise by the Board of its power in this connection shall have any claim against the Directors or any of them nor may any such exercise by the Board of its powers invalidate the proceedings of the meeting in respect of which they were exercised or any resolution passed or defeated at such meeting.
83	The instrument appointing a proxy shall be in ~~writing under the hand of~~such form, including electronic or otherwise, as the Board may determine and in the absence of such determination, shall be in writing, which may include electronic writing, and signed by the appointor or of his attorney duly authorised in writing, or if the appointor is a corporation, executed either ~~under seal or under the hand of~~by an officer or attorney duly authorised.

84	(1)

The Company may, at its absolute discretion, provide an electronic address for the receipt of any document or information relating to proxies for a general meeting (including any instrument of proxy or invitation to appoint a proxy, any document necessary to show the validity of, or otherwise relating to, an appointment of proxy (whether or not required under these Articles) and notice of termination of the authority of a proxy). If such an electronic address is provided, the Company shall be deemed to have agreed that any such document or information (relating to proxies as aforesaid) may be sent by electronic means to that address, subject as hereafter provided and subject to any other limitations or conditions specified by the Company when providing the address. Without limitation, the Company may from time to time determine that any such electronic address may be used generally for such matters or specifically for particular meetings or purposes and, if so, the Company may provide different electronic addresses for different purposes. The Company may also impose any conditions on the transmission of and its receipt of such electronic communications including, for the avoidance of doubt, imposing any security or encryption arrangements as may be specified by the Company. If any document or information required to be sent to the Company under this Article is sent to the Company by electronic means, such document or information is not treated as validly delivered to or deposited with the Company if the same is not received by the Company at its designated electronic address provided in accordance with this Article or if no electronic address is so designated by the Company for the receipt of such document or information.

(2)	The instrument appointing a proxy and, if requested by the Board, the power of attorney or other authority (if any) under which it is signed or a notarially certified copy of that power or authority shall be deposited at such place or one of such places (if any) as is specified in the notice of meeting or in the instrument of proxy issued by the Company (or, if no place is specified, at the Registered Office), or if the Company has provided an electronic address or electronic means of submission in accordance with the preceding paragraph, shall be received at the electronic address specified or via electronic means of submission, not less than ~~forty-right~~forty-eight (48) hours before the time for holding the meeting or adjourned meeting (as the case may be) at which the person named in such instrument proposes to vote, and in default the instrument of proxy shall not be treated as valid. No instrument appointing a proxy shall be valid after the expiration of twelve (12) Months from the date of its execution, except at an adjourned meeting where the meeting was originally held within twelve (12) Months from such date. Delivery of an instrument appointing a proxy shall not preclude a Shareholder from attending and voting in person (or in the case of a Shareholder being a corporation, its duly authorised representative) at the meeting concerned and, in such event, the instrument appointing a proxy shall be deemed to be revoked.

85	Every instrument of proxy, whether for a specified meeting or otherwise, shall be in any common form or in such form, including electronic or otherwise, as the Board may from time to time approve and may be contained in an electronic communication, provided that it shall not preclude the use of the two-way form. Any form issued to a Shareholder for use by him for appointing a proxy to attend and vote at an extraordinary general meeting or at an annual general meeting at which any business is to be transacted shall be such as to enable the Shareholder, according to his intentions, to instruct the proxy to vote in favour of or against (or, in default of instructions, to exercise his discretion in respect of) each resolution dealing with any such business.
86	The instrument appointing a proxy to vote at a general meeting shall: (i) be deemed to confer authority upon the proxy to demand or join in demanding a poll and to vote on any resolution (or amendment thereto) put to the meeting for which it is given as the proxy thinks fit; and (ii) unless the contrary is stated therein, be valid as well for any adjournment of the meeting as for the meeting to which it relates.
87	A vote given in accordance with the terms of an instrument of proxy or by the duly authorised representative of a corporation shall be valid notwithstanding the previous death or insanity of the principal or revocation of the proxy or power of attorney or other authority under which the proxy was executed or the transfer of the Share in respect of which the proxy is given, provided that no intimation in writing of such death, insanity, revocation or transfer as aforesaid shall have been received by the Company at its Registered Office, or at such other place (including, where applicable, any such electronic address) or in such other manner (including by electronic means) as is referred to in Article 84, at least two (2) hours before the commencement of the meeting, or the taking of the poll, or adjourned meeting at which the instrument of proxy is used.
88	(a) Any corporation which is a Shareholder may, by resolution of its directors or other governing body or by power of attorney, authorise such person as it thinks fit to act as its representative at any meeting of the Company or of any class of Shareholders of the Company, and the person so authorised shall be entitled to exercise the same rights and powers on behalf of the corporation which he represents as that corporation could exercise if it were an individual Shareholder of the Company. References in these Articles to a Shareholder present in person at a meeting shall, unless the context otherwise requires, include a corporation which is a Shareholder represented at the meeting by such duly authorised representative.
(b) Where a Shareholder is a Clearing House (or its nominee(s)) or a central depository house (or its nominee(s)), it may authorise such person or persons as it thinks fit to act as its representative or representatives at any meeting of the Company or at any meeting of any class of Shareholders provided that if more than one person is so authorised, the authorisation shall specify the number and class of Shares in respect of which each such representative is so authorised. A person so authorised pursuant to the provisions of this Article shall be deemed to have been duly authorised without further evidence of the facts and be entitled to exercise the same rights and powers on behalf of the Clearing House (or its nominee(s)) or a central depository house (or its nominee(s)) which he represents as that Clearing House (or its nominee(s)) or a central depository house (or its nominee(s)) could exercise as if such person were an individual Shareholder, including the right to vote.

89	No appointment of a corporate representative shall be valid unless it names the person authorised to act as the appointor’s representative and the appointor is also named. The Board may, unless it is satisfied that a person purporting to act as a corporate representative is the person named in the relevant instrument for his appointment, decline such person’s admission to the relevant meeting and/or reject his vote or demand for a poll and no Shareholder who may be affected by any exercise by the Board of its power in this connection shall have any claim against the Board or any of them nor may any such exercise by the Board of its powers invalidate the proceedings of the meeting in respect of which they were exercised or any resolution passed or defeated at such meeting.
Registered Office
90	The Registered Office of the Company shall be at such place in the Cayman Islands as the Board shall from time to time decide.
Board of Directors
91	Unless otherwise determined by the Company in general meeting, the number of Directors shall not be less than two (2). There shall be no maximum number of Directors unless otherwise determined from time to time by the Company in general meeting. The Directors shall be elected or appointed in accordance with Articles 103, 104 and 105 and shall hold office until their successors are elected or appointed. The Company shall keep at its Registered Office a register of its directors and officers in accordance with the Companies Act.
92	A Director may at any time, by notice in writing signed by him delivered to the Registered Office or at the Head Office or at a meeting of the Board, appoint any person (including another Director) to act as alternate Director in his place during his absence and may in like manner at any time determine such appointment. If such person is not another Director such appointment unless previously approved by the Board shall have effect only upon and subject to being so approved. Any person so appointed shall have all the rights and powers of the Director or Directors for whom such person is appointed in the alternative provided that such person shall not be counted more than once in determining whether or not a quorum is present. An alternate Director may be removed at any time by the body which appointed him and, subject thereto, the office appointment of an alternate Director shall continue until the happening of any event which, were he a Director, would cause him to vacate such office or if his appointor ceases to be a Director. Any appointment or removal of an alternate Director shall be effected by notice signed by the appointor and delivered to the Registered Office or head office or tendered at a meeting of the Board. An alternate Director may act as alternate to more than one Director. An alternate Director shall ipso facto cease to be an alternate Director if his appointor ceases for any reason to be a Director, however, such alternate Director or any other person may be re-appointed by the Directors to serve as an alternate Director PROVIDED always that, if at any meeting any Director retires but is re-elected at the same meeting, any appointment of such alternate Director pursuant to these Articles which was in force immediately before his retirement shall remain in force as though he had not retired.

93	(a)	An alternate Director shall (subject to his giving to the Company an address, telephone and facsimile number within the territory of the Head Office for the time being for the giving of notices on him and except when absent from the territory in which the Head Office is for the time being situate) be entitled (in addition to his appointor) to receive and (in lieu of his appointor) to waive notices of meetings of the Board and of any committee of the Board of which his appointor is a member and shall be entitled to attend and vote as a Director at any such meeting at which the Director appointing him is not personally present and generally at such meeting to perform all the functions of his appointor as a Director and for the purposes of the proceedings at such meeting the provisions of these Articles shall apply as if he (instead of his appointor) were a Director. If he shall be himself a Director or shall attend any such meeting as an alternate for more than one Director his voting rights shall be cumulative. If his appointor is for the time being absent from the territory in which the Head Office is for the time being situate or otherwise not available or unable to act, his signature to any resolution in writing of the Directors or any such committee shall be as effective as the signature of his appointor. His attestation of the affixing of the Seal shall be as effective as the signature and attestation of his appointor. An alternate Director shall not, save as aforesaid, have power to act as a Director nor shall he be deemed to be a Director for the purposes of these Articles.
	(b)	An alternate Director shall be entitled to contract and be interested in and benefit from contracts or arrangements or transactions and to be repaid expenses and to be indemnified to the same extent mutatis mutandis as if he were a Director, but he shall not be entitled to receive from the Company in respect of his appointment as alternate Director any remuneration except only such part (if any) of the ordinary remuneration otherwise payable to his appointor as such appointor may by notice in writing to the Company from time to time direct.
	(c)	A certificate by a Director (including for the purpose of this paragraph (c) an alternate Director) or the Secretary that a Director (who may be the one signing the certificate) was at the time of a resolution of the Directors or any committee thereof absent from the territory of the Head Office or otherwise not available or unable to act or has not supplied an address, telephone and facsimile number within the territory of the Head Office for the purposes of giving of notice to him shall in favour of all persons without express notice to the contrary, be conclusive of the matter so certified.

94	A Director or an alternate Director shall not be required to hold any qualification Shares but shall nevertheless be entitled to attend and speak at all general meetings of the Company and all meetings of any class of Shareholders of the Company.
95	Subject to the Designated Stock Exchange Rules, the Directors shall receive such remuneration as the Board may from time to time determine.
96	The Directors shall also be entitled to be repaid all travelling, hotel and other expenses reasonably incurred by them respectively in or about the performance of their duties as Directors, including their expenses of travelling to and from Board meetings, committee meetings or general meetings or otherwise incurred whilst engaged on the business of the Company or in the discharge of their duties as Directors.
97	The Board may grant special remuneration to any Director who shall perform or has performed any special or extra services at the request of the Company. Such special remuneration may be made payable to such Director in addition to or in substitution for his ordinary remuneration as a Director, and may be made payable by way of salary, commission or participation in profits or otherwise as may be arranged.
98	Notwithstanding Articles 95, 96 and 97, the remuneration of a Director appointed to any other office in the management of the Company may from time to time be fixed by the Board and may be by way of salary, commission, or participation in profits or otherwise or by all or any of those modes and with such other benefits (including pension and/or gratuity and/or other benefits on retirement) and allowances as the Board may from time to time decide. Such remuneration shall be in addition to his ordinary remuneration as a Director.
99	Payments to any Director or past director of the Company of any sum by way of compensation for loss of office or as consideration for or in connection with his retirement from office (not being a payment to which the director of the Company or past director is contractually or statutorily entitled) must be approved by the Company in general meeting.
100	A Director shall vacate his office:
(a) if he becomes bankrupt or has a receiving order made against him or suspends payment or compounds with his creditors generally; or
(b) if he dies or becomes of unsound mind as determined pursuant to an order made by any competent court or official on the grounds that he is or may be suffering from mental disorder or is otherwise incapable of managing his affairs and the Board resolves that his office be vacated; or
(c) if he absents himself from the meetings of the Board during a continuous period of six (6) months, without special leave of absence from the Board, and his alternate Director (if any) shall not during such period have attended in his stead, and the Board resolves that his office be vacated; or
(d) if he becomes prohibited by any applicable law or Designated Stock Exchange Rules from acting as a Director, or he ceases to be a Director by virtue of any provision of any applicable law or Designated Stock Exchange Rules or is removed from office pursuant to these Articles; or

	(e)	if by notice in writing delivered to the Company at its Registered Office or at the Head Office or tendered at a meeting of the Board he resigns his office; or
	(f)	if he shall be removed from office by an Ordinary Resolution of the Company under Article 107; or
	(g)	if he shall be removed from the office by notice in writing served on him signed by not less than ¾ in number (or if that is not a round number, the nearest lower round number) of the Directors (including himself) then in office.
101	No Director shall be required to vacate office or be ineligible for re-election or re-appointment as a Director, and no person shall be ineligible for appointment as a Director by reason only of his having attained any particular age.
102	(a)	Subject to the Companies Act and to these Articles, no Director or intended Director shall be disqualified by his office from contracting with the Company either as vendor, purchaser or otherwise nor shall any such contract or any contract or arrangement entered into by or on behalf of the Company with any person, company or partnership of or in which any Director shall be a member or otherwise interested be capable on that account of being avoided, nor shall any Director so contracting or being any member or so interested be liable to account to the Company for any profit so realized by any such contract or arrangement by reason only of such Director holding that office or the fiduciary relationship thereby established, provided that such Director shall, if his interest in such contract or arrangement is material, declare the nature of his interest at the earliest meeting of the Board at which it is practicable for him to do so, either specifically or by way of a general notice stating that, by reason of the facts specified in the notice, he is to be regarded as interested in any contracts of a specified description which may subsequently be made by the Company. Any such transaction that would reasonably be likely to affect a Director’s status as an “Independent Director”, or that would constitute a “related party transaction” as defined by Item 7.N of Form 20F promulgated by the SEC, shall require the approval of the Audit Committee.
	(b)	Any Director may continue to be or become a director or other officer or member of any other company in which the Company may be interested and (unless otherwise agreed between the Company and the Director) no such Director shall be liable to account to the Company or the Shareholders for any remuneration or other benefits received by him as a director or other officer or member of any such other company. The Directors may exercise the voting powers conferred by the shares in any other company held or owned by the Company, or exercisable by them as directors of such other company in such manner in all respects as they think fit (including the exercise thereof in favour of any resolution appointing themselves or any of them as directors or other officers of such company) and any Director may vote in favour of the exercise of such voting rights in the manner aforesaid notwithstanding that he may be, or is about to be, appointed a director or other officer of such a company, and that as such he is or may become interested in the exercise of such voting rights in the manner aforesaid.

(c) A Director may hold any other office or place of profit with the Company (except that of Auditors) in conjunction with his office of Director for such period and upon such terms as the Board may determine, and may be paid such extra remuneration therefor (whether by way of salary, commission, participation in profit or otherwise) as the Board may determine, and such extra remuneration shall be in addition to any remuneration provided for by or pursuant to any other Articles.
(d) A Director may act by himself or his firm in a professional capacity for the Company (otherwise than as Auditor) and he or his firm may be remunerated for professional services as if he were not a Director.
Notwithstanding the foregoing, no “Independent Director” as defined in Designated Stock Exchange Rules or in Rule 10A-3 under the Exchange Act, and with respect of whom the Board has determined constitutes an “Independent Director” for purposes of compliance with applicable law or the Company’s listing requirements, shall without the consent of the Audit Committee take any of the foregoing actions or any other action that would reasonably be likely to affect such Director’s status as an “Independent Director” of the Company.
Appointment of Directors
103	The Company in general meeting may from time to time fix and may from time to time by Ordinary Resolution increase or reduce the maximum and minimum number of Directors but so that the number of Directors shall not be less than two (2).
104	Subject to the Articles and the Companies Act, the Company may from time to time in general meeting by Ordinary Resolution elect any person to be a Director either to fill a casual vacancy or as an additional Director.
105	The Board shall have power from time to time and at any time to appoint any person as a Director either to fill a casual vacancy or as an additional Director but so that the number of Directors so appointed shall not exceed the maximum number determined from time to time by the Shareholders in general meeting.
106	Unless otherwise provided by the rules of the Designated Stock Exchange, no person, other than a retiring Director, shall, unless recommended by the Board for election, be eligible for election to the office of Director at any general meeting.
107	Subject to any provision to the contrary in these Articles, the Shareholders may by Ordinary Resolution remove any Director before the expiration of his term of office notwithstanding anything in these Articles or in any agreement between the Company and such Director (but without prejudice to any claim which such Director may have for damages for any breach of any contract between him and the Company) and may by Ordinary Resolution elect another person in his stead.

Borrowing Powers
108

The Board may from time to time at its discretion exercise all the powers of the Company to raise or borrow or to secure the payment of any sum or sums of money for the purposes of the Company and to mortgage or charge its undertaking, property and uncalled capital or any part thereof.

109	The Board may raise or secure the payment or repayment of such sum or sums in such manner and upon such terms and conditions in all respects as it thinks fit and in particular but subject to the provisions of the Companies Act, by the issue of debentures, debenture stock, bonds or other securities of the Company, whether outright or as collateral security for any debt, liability or obligation of the Company or of any third party.
110	Debentures, debenture stock, bonds and other securities (other than Shares which are not fully paid) may be made assignable free from any equities between the Company and the person to whom the same may be issued.
111	Any debentures, debenture stock, bonds or other securities (other than Shares) may be issued at a discount, premium or otherwise and with any special privileges as to redemption, surrender, drawings, allotment or subscription of or conversion into Shares, attending and voting at general meetings of the Company, appointment of Directors and otherwise.
112	The Directors shall cause a proper register to be kept, in accordance with the provisions of the Companies Act, of all mortgages and charges specifically affecting the property of the Company and shall duly comply with such provisions of the Companies Act with regard to the registration of mortgages and charges as may be specified or required.
113	If the Company issues a series of debentures or debenture stock not transferable by delivery, the Board shall cause a proper register to be kept of the holders of such debentures.
114	Where any uncalled capital of the Company is charged, all persons taking any subsequent charge thereon shall take the same subject to such prior charge, and shall not be entitled, by notice to the Shareholders or otherwise, to obtain priority over such prior charge.
General Powers of the Directors
115	The business of the Company shall be managed and conducted by the Board who, in addition to the powers and authorities by these Articles expressly conferred upon it, may exercise all powers of the Company (whether relating to the management of the business of the Company or otherwise) and do all such acts and things as may be exercised or done or approved by the Company and are not hereby or by the Statutes expressly directed or required to be exercised or done by the Company in general meeting, but subject nevertheless to the provisions of the Companies Act and of these Articles and to any regulations from time to time made by the Company in general meeting not being inconsistent with such provisions or these Articles, provided that no regulation so made shall invalidate any prior act of the Board which would have been valid if such regulation had not been made. The general powers given by this Article shall not be limited or restricted by any special authority or power given to the Board by any other Article.

116	Without prejudice to the general powers conferred by these Articles, it is hereby expressly declared that the Board shall have the following powers:
(a) to give to any person the right or option of requiring at a future date that an allotment shall be made to him of any Share at par or at such premium and on such other terms as may be agreed; and
(b) to give to any Directors, officers or employees of the Company an interest in any particular business or transaction or participation in the profits thereof or in the general profits of the Company either in addition to or in substitution for a salary or other remuneration.
117	The Board may, from time to time, and except as required by applicable law or the Designated Stock Exchange Rules, adopt, institute, amend, modify or revoke the corporate governance policies or initiatives, which shall be intended to set forth the policies of the Company and the Board on various corporate governance related matters as the Board shall determine by resolution from time to time.
Chairman and other Officers
118	The Board may from time to time elect or otherwise appoint one of them to the office of chairman of the Company and another to be the vice chairman of the Company (or two or more vice chairmen) and determine the period for which each of them is to hold office. The chairman of the Company or, in his absence, the vice chairman of the Company shall preside as chairman at meetings of the Board, but if no such chairman or vice chairman be elected or appointed, or if at any meeting the chairman or vice chairman is not present within five (5) minutes after the time appointed for holding the same and willing to act, the Directors present shall choose one of their number to be chairman of such meeting. The provisions of Article 98 shall mutatis mutandis apply to any Directors elected or otherwise appointed to any office in accordance with the provisions of this Article.
Proceedings of the Directors
119	The Board may meet together for the despatch of business, adjourn and otherwise regulate its meetings and proceedings as it thinks fit and may determine the quorum necessary for the transaction of business. Unless otherwise determined two (2) Directors shall be a quorum. For the purpose of this Article an alternate Director shall be counted in a quorum separately in respect of himself (if a Director) and in respect of each Director for whom he is an alternate and his voting rights shall be cumulative and he need not use all his votes or cast all his votes in the same way. A meeting of the Board or any committee of the Board may be held by means of such telephone, electronic or other communication facilities as permit all persons participating in the meeting to communicate with each other simultaneously and instantaneously, and participation in such a meeting shall constitute presence in person at such meeting.

120	A Director may, and on the request of a Director the Secretary shall, at any time summon a meeting of the Board which may be held in any part of the world, but no such meeting shall be summoned to be held outside the territory in which the Head Office is for the time being situate without the prior approval of the Board. Notice thereof shall be given to each Director and alternate Director in person orally or in writing or by telephone or by telex or telegram or facsimile transmission at the telephone or facsimile number or address from time to time notified to the Company by such Director or in such other manner as the Board may from time to time determine. A Director absent or intending to be absent from the territory in which the Head Office is for the time being situate may request the Board or the Secretary that notices of Board meetings shall during his absence be sent in writing to him at his last known address, facsimile or telex number or any other address, facsimile or telex number given by him to the Company for this purpose, but such notices need not be given any earlier than notices given to the other Directors not so absent and in the absence of any such request it shall not be necessary to give notice of a Board meeting to any Director who is for the time being absent from such territory.
121	Subject to Article 102, questions arising at any meeting of the Board shall be decided by a majority of votes, and in case of an equality of votes the chairman of the meeting shall have a second or casting vote. A Director who is also an alternate Director shall be entitled in the absence of his appointor to a separate vote on behalf of his appointor in addition to his own vote.
122	A meeting of the Board for the time being at which a quorum is present shall be competent to exercise all or any of the authorities, powers and discretions by or under these Articles for the time being vested in or exercisable by the Board generally.
123	(a) Subject to applicable law and the Designated Stock Exchange Rules, the Board may delegate any of their powers to any committee (including, without limitation, an Audit Committee, Compensation Committee or Remuneration Committee and Nomination Committee), consisting of one or more Directors. They may also delegate to any managing Director or any Director holding any other office such of their powers as they consider desirable to be exercised by him. Any such delegation may be made subject to any conditions the Directors may impose, and either collaterally with or to the exclusion of its own powers and may be revoked or altered. Subject to any such conditions, the proceedings of a committee with two (2) or more ~~Members~~members shall be governed by the provisions of the Articles regulating the proceedings of Directors so far as they are capable of applying. Where a provision of the Articles refers to the exercise of a power, authority or discretion by the Directors and that power, authority or discretion has been delegated by the Directors to a committee, the provision shall be construed as permitting the exercise of the power, authority or discretion by the committee.

(b) The Board may delegate any of its powers to any other committees consisting of such Director or Directors and other person(s) as it thinks fit, and they may from time to time revoke such delegation or revoke the appointment of and discharge any such committees either wholly or in part, and either as to persons or purposes, but every committee so formed shall in the exercise of the powers so delegated conform to any regulations that may from time to time be imposed upon it by the Board.
124	All acts done by any such committee in conformity with such regulations and in fulfilment of the purposes for which it is appointed, but not otherwise, shall have the like force and effect as if done by the Board, and the Board (or if the Board delegates such power, the committee) shall have power to remunerate the members of any special committee, and charge such remuneration to the current expenses of the Company.
125	The meetings and proceedings of any such committee consisting of two (2) or more members shall be governed by the provisions herein contained for regulating the meetings and proceedings of the Board so far as the same are applicable thereto and are not replaced by any regulations imposed by the Board pursuant to Article 123, indicating, without limitation, any committee charter adopted by the Board for purposes or in respect of any such committee.
126	All acts bona fide done by any meeting of the Board or by any such committee or by any person acting as a Director shall, notwithstanding that it shall be afterwards discovered that there was some defect in the appointment of such Director or persons acting as aforesaid or that they or any of them were disqualified, be as valid as if every such person had been duly appointed and was qualified to be a Director or member of such committee.
127	The continuing Directors may act notwithstanding any vacancy in their body, but, if and so long as their number is reduced below the number fixed by or pursuant to these Articles as the necessary quorum of the Board meeting, the continuing Director or Directors may act for the purpose of increasing the number of Directors to that number of the necessary quorum or of summoning a general meeting of the Company but for no other purpose.
128	(a) A resolution in writing signed by all the Directors (or their respective alternate Directors) shall be as valid and effectual as if it had been passed at a meeting of the Board duly convened and held. Any such resolutions in writing may consist of several documents in like form each signed by one or more of the Directors or alternate Directors.
(b) Where a Director is, on the date on which a resolution in writing is last signed by a Director, absent from the territory in which the Head Office is for the time being situated, or cannot be contacted at his last known address or contact telephone or facsimile number, or is temporarily unable to act through ill-health or disability and, in each case, his alternate (if any) is affected by any of these events, the signature of such Director (or his alternate) to the resolution shall not be required, and the resolution in writing, so long as such a resolution shall have been signed by at least two (2) Directors or their respective alternates who are entitled to vote thereon or such number of Directors as shall form a quorum, shall be deemed to have been passed at a meeting of the Board duly convened and held, provided that a copy of such resolution has been given or the contents thereof communicated to all the Directors (or their respective alternates) for the time being entitled to receive notices of meetings of the Board at their respective last known address, telephone or facsimile number or, if none, at the Head Office and provided further that no Director is aware of or has received from any Director any objection to the resolution.

(c) A certificate signed by a Director (who may be one of the signatories to the relevant resolution in writing) or the Secretary as to any of the matters referred to in paragraph (a) or (b) of this Article shall in the absence of express notice to the contrary of the person relying thereon, be conclusive of the matters stated on such certificate.
Minutes and Corporate Records
129	(a) The Board shall cause minutes to be made of:
(i) all appointments of officers made by it;
(ii) the names of the Directors present at each meeting of the Board and of committees appointed pursuant to Article 123; and
(iii) all resolutions and proceedings at all meetings of the Company and of the Board and of such committees.
(b) Any such minutes shall be conclusive evidence of any such proceedings if they purport to be signed by the chairman of the meeting at which the proceedings were held or by the chairman of the next succeeding meeting.
Secretary
130	The Secretary shall be appointed by the Board for such term, at such remuneration and upon such conditions as it may think fit, and any Secretary so appointed may, without prejudice to his right under any contract with the Company, be removed by the Board. Anything by the Companies Act or these Articles required or authorised to be done by or to the Secretary, if the office is vacant or there is for any other reason no Secretary capable of acting, may be done by or to any assistant or deputy Secretary, or if there is no assistant or deputy Secretary capable of acting, by or to any officer of the Company authorised generally or specifically on behalf of the Board.
131	The Secretary shall attend all meetings of the Shareholders and shall keep correct minutes of such meetings and enter the same in the proper books provided for the purpose. He shall perform such other duties as are prescribed by the Companies Act and these Articles, together with such other duties as may from time to time be prescribed by the Board.
132	A provision of the Companies Act or of these Articles requiring or authorising a thing to be done by or to a Director and the Secretary shall not be satisfied by its being done by or to the same person acting both as Director and as, or in place of the Secretary.

General Management and Use of the Seal
133	(a)	Subject to the Companies Act, the Company shall have one or more Seals as the Board may determine, and may have a Seal for use outside the Cayman Islands. The Board shall provide for the safe custody of each Seal, and no Seal shall be used without the authority of the Board or a committee authorised by the Board in that behalf.
	(b)	Every instrument to which a Seal shall be affixed shall be signed autographically by one Director and the Secretary, or by two (2) Directors, or by any person or persons (including a Director and/or the Secretary) appointed by the Board for the purpose, provided that as regards any certificates for Shares or Debentures or other securities of the Company, the Board may by resolution determine that such signatures or either of them shall be dispensed with or affixed by some method or system of mechanical signature other than autographic or may be printed thereon as specified in such resolution or that such certificates need not be signed by any person.
	(c)	The Company may have a Securities Seal for use for sealing certificates for shares or other securities issued by the Company and no signature of any Director, officer or other person and no mechanical reproduction thereof shall be required on any such certificates or other document and any such certificates or other document to which such Securities Seal is affixed shall be valid and deemed to have been sealed and executed with the authority of the Board notwithstanding the absence of any such signature or mechanical reproduction as aforesaid. The Board may by resolution determine that the affixation of Securities Seal on certificates for shares or other securities issued by the Company be dispensed with or be affixed by printing the image of the Securities Seal on such certificates.
134	All cheques, promissory notes, drafts, bills of exchange and other negotiable instruments, and all receipts for moneys paid to the Company shall be signed, drawn, accepted, endorsed or otherwise executed, as the case may be, in such manner as the Board shall from time to time by resolution determine. The Company’s banking accounts shall be kept with such banker or bankers as the Board shall from time to time determine.
135	(a)	The Board may from time to time and at any time, by power of attorney under the Seal, appoint any company, firm or person or any fluctuating body of persons, whether nominated directly or indirectly by the Board, to be the attorney or attorneys of the Company for such purposes and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the Board under these Articles) and for such period and subject to such conditions as it may think fit, and any such power of attorney may contain such provisions for the protection and convenience of persons dealing with any such attorney as the Board may think fit, and may also authorise any such attorney to sub-delegate all or any of the powers, authorities and discretions vested in him.

(b) The Company may, by writing under its Seal, empower any person, either generally or in respect of any specified matter, as its attorney to execute deeds and instruments on its behalf and to enter into contracts and sign the same on its behalf and every deed signed by such attorney on behalf of the Company and under his seal shall bind the Company and have the same effect as if it were under the Seal duly affixed by the Company.
136	The Board may establish an Audit Committee, a Compensation Committee or Remuneration Committee and a Nomination Committee and, if such committees are established, it shall adopt formal written charters for such committees and review and assess the adequacy of such formal written charters on an annual basis. Each of these committees shall be empowered to do all things necessary to exercise the rights of such committee set forth in these Articles and shall have such powers as the Board may delegate pursuant to Article 123(a). Each of the Audit Committee, the Compensation Committee or the Remuneration Committee and the Nomination Committee, if established, shall consist of such number of directors as the Board shall from time to time determine (or such minimum number as may be required from time to time by any Designated Stock Exchange). For so long as any class of Shares are listed on a Designated Stock Exchange, the Compensation Committee or the Remuneration Committee and the Nomination Committee shall be made up of such number of Independent Directors as required from time to time by any rules of the Designated Stock Exchange or otherwise required by applicable law.
137	The Board may establish any committees, regional or local boards or agencies for managing any of the affairs of the Company in any place, and may appoint any persons to be members of such committees, regional or local boards or agencies and may fix their remuneration (either by way of salary or by commission or by conferring the right to participation in the profits of the Company or by a combination of two (2) or more of these modes) and pay the working expenses of any staff employed by them upon the business of the Company. The Board may delegate to any committee, regional or local board or agent any of the powers, authorities and discretions vested in the Board (other than its powers to make calls and forfeit Shares), with power to sub-delegate, and may authorise the members of any regional or local board or any of them to fill any vacancies therein and to act notwithstanding vacancies, and any such appointment or delegation may be upon such terms and subject to such conditions as the Board may think fit, and the Board may remove any person so appointed and may annul or vary any such delegation, but no person dealing in good faith and without notice of any such annulment or variation shall be affected thereby.

138	The Board may establish and maintain or procure the establishment and maintenance of any contributory or non-contributory pension or superannuation funds or personal pension plans for the benefit of, or give or procure the giving of donations, gratuities, pensions, allowances or emoluments to, any persons who are or were at any time in the employment or service of the Company, or of any company which is a subsidiary of the Company, or is allied or associated with the Company or with any such subsidiary company, or who are or were at any time directors or officers of the Company or of any such other company as aforesaid, and holding or who have held any salaried employment or office in the Company or such other company, and the spouses, widows, widowers, families and dependants of any such persons. The Board may also establish and subsidise or subscribe to any institutions, associations, clubs or funds calculated to be for the benefit of or to advance the interests and well-being of the Company or of any such other company as aforesaid or of any such persons as aforesaid, and may make payments for or towards the insurance of any such persons as aforesaid, and subscribe or guarantee money for charitable or benevolent objects or for any exhibition or for any public, general or useful object. The Board may do any of the matters aforesaid, either alone or in conjunction with any such other company as aforesaid. Any Director holding any such employment or office shall be entitled to participate in and retain for his own benefit any such donation, gratuity, pension, allowance or employment.
Authentication of Documents
139	(a) Any Director or the Secretary or other authorised officer of the Company shall have power to authenticate any documents affecting the constitution of the Company and any resolutions passed by the Company or the Board or any committee, and any books, records, documents and accounts relating to the business of the Company, and to certify copies thereof or extracts therefrom as true copies of extracts; and where any books, records, documents or accounts are elsewhere than at the Registered Office or the Head Office, the local manager or such other officer of the Company having the custody thereof shall be deemed to be the authorised officer of the Company as aforesaid.

(b)	A document purporting to be a document so authenticated or a copy of a resolution, or an extract from the minutes of a meeting, of the Company or of the Board or any local board or committee, or of any books, records, documents or accounts or extracts therefrom as aforesaid, and which is certified as aforesaid, shall be conclusive evidence in favour of all persons dealing with the Company upon the faith thereof that the document authenticated (or, if this be authenticated as aforesaid, the matter so authenticated) is authentic or, as the case may be, that such resolution has been duly passed or, as the case may be, that any minute so extracted is a true and accurate record of proceedings at a duly constituted meeting or, as the case may be, that the copies of such books, records, documents or accounts were true copies of their originals or as the case may be, the extracts of such books, records, documents or accounts are true and accurate records of the books, records, documents or accounts from which they were extracted.

Capitalisation of Reserves
140	(a)	The Board may resolve to capitalise any sum standing to the credit of any of the Company’s reserve accounts which are available for distribution (including its share premium account and capital redemption reserve fund, subject to the Companies Act) and to appropriate such sums to the holders of Shares on the Register at the close of business on the date of the relevant resolution (or such other date as may be specified therein or determined as provided therein) in the proportions in which such sum would have been divisible amongst them had the same been a distribution of profits by way of Dividend and to apply such sum on their behalf in paying up in full unissued Shares for allotment and distribution credited as fully paid-up to and amongst them in the proportion aforesaid.
	(b)	Subject to the Companies Act, whenever such a resolution as aforesaid shall have been passed, the Board shall make all appropriations and applications of the reserves or profits and undivided profits resolved to be capitalised thereby, and attend to all allotments and issues of fully paid Shares, debentures, or other securities and generally shall do all acts and things required to give effect thereto. For the purpose of giving effect to any resolution under this Article, the Board may settle any difficulty which may arise in regard to a capitalisation issue as it thinks fit, and in particular may disregard fractional entitlements or round the same up or down and may determine that cash payments shall be made to any Shareholders in lieu of fractional entitlements or that fractions of such value as the Board may determine may be disregarded in order to adjust the rights of all parties or that fractional entitlements shall be aggregated and sold and the benefit shall accrue to the Company rather than to the Shareholders concerned, and no Shareholders who are affected thereby shall be deemed to be, and they shall be deemed not to be, a separate class of Shareholders by reason only of the exercise of this power. The Board may authorise any person to enter on behalf of all Shareholders interested in a capitalisation issue any agreement with the Company or other(s) providing for such capitalisation and matters in connection therewith and any agreement made under such authority shall be effective and binding upon all concerned. Without limiting the generality of the foregoing, any such agreement may provide for the acceptance by such persons of the Shares, debentures or other securities to be allotted and distributed to them respectively in satisfaction of their claims in respect of the sum so capitalised.
	(c)	The provisions of paragraph (e) of Article 147 shall apply to the power of the Company to capitalise under this Article as it applies to the grant of election thereunder mutatis mutandis and no Shareholder who may be affected thereby shall be, and they shall be deemed not to be, a separate class of Shareholders by reason only of the exercise of this power.
Dividends and Reserves
141	Subject to the Companies Act and these Articles, the Company in general meeting may declare Dividends in any currency but no Dividends shall exceed the amount recommended by the Board.

142	(a)	The Board may subject to Article 143 from time to time declare and pay to the Shareholders such interim Dividends as appear to the Board to be justified by the financial conditions and the profits of the Company and, in particular but without prejudice to the generality of the foregoing, if at any time the share capital of the Company is divided into different classes, the Board may pay such interim Dividends in respect of those Shares in the capital of the Company which confer to the holders thereof deferred or non-preferential rights as well as in respect of those Shares which confer on the holders thereof preferential rights with regard to Dividend and provided that the Board acts bona fide it shall not incur any responsibility to the holders of Shares conferring any preference for any damage that they may suffer by reason of the payment of an interim Dividend on any Shares having deferred or non-preferential rights.
	(b)	The Board may also declare and pay half-yearly or at other suitable intervals to be settled by it any Dividend which may be payable at a fixed rate if the Board is of the opinion that the financial conditions and the profits of the Company justify the payment.
	(c)	The Board may in addition from time to time declare and pay special Dividends of such amounts and on such dates and out of such distributable funds of the Company as it thinks fit, and the provisions of paragraph (a) of this Article as regards the power and exemption from liability of the Board as relate to the declaration and payment of interim Dividends shall apply, mutatis mutandis, to the declaration and payment of any such special Dividends.
143	(a)	No Dividend shall be declared or paid or shall be made otherwise than in accordance with the Companies Act.
	(b)	Subject to the provisions of the Companies Act but without prejudice to paragraph (a) of this Article, where any asset, business or property is bought by the Company as from a past date (whether such date be before or after the incorporation of the Company) the profits and losses thereof as from such date may at the discretion of the Board in whole or in part be carried to revenue account and treated for all purposes as profits or losses of the Company, and be available for Dividend accordingly. Subject as aforesaid, if any Shares or securities are purchased cum Dividend or interest, such Dividend or interest may at the discretion of the Board be treated as revenue, and it shall not be obligatory to capitalise the same or any part thereof or to apply the same towards reduction of or writing down the book cost of the asset, business or property acquired.
	(c)	Subject to paragraph (d) of this Article all Dividends and other distributions in respect of Shares shall be stated and discharged, in the case of Shares denominated in any currency, in such currency, provided that the Board may determine in the case of any distribution that Shareholders may elect to receive the same in any other currency selected by the Board, converted at such rate of exchange as the Board may determine.

(d) If, in the opinion of the Board, any Dividend or other distribution in respect of Shares or any other payment to be made by the Company to any Shareholder is of such a small amount as to make payment to that Shareholder in the relevant currency impracticable or unduly expensive either for the Company or the Shareholder then such Dividend or other distribution or other payment may, at the absolute discretion of the Board, be, if this be practicable, converted at such rate of exchange as the Board may determine and paid or made in the currency of the country of the relevant Shareholder (as indicated by the address of such Shareholder on the Register).
144	Notice of the declaration of an interim Dividend shall be given in such manner as the Board shall determine.
145	No Dividend or other moneys payable on or in respect of a Share shall bear interest as against the Company.
146	Whenever the Board or the Company in general meeting has resolved that a Dividend be paid or declared, the Board may further resolve that such Dividend be satisfied wholly or in part by the distribution of specific assets of any kind and in particular of paid up shares, debentures or warrants to subscribe securities of any other company, or in any one or more of such ways, with or without offering any rights to Shareholders to elect to receive such Dividend in cash, and where any difficulty arises in regard to the distribution the Board may settle the same as it thinks expedient, and in particular may disregard fractional entitlements or round the same up or down, and may fix the value for distribution of such specific assets, or any part thereof, and may determine that cash payments shall be made to any Shareholders upon the footing of the value so fixed in order to adjust the rights of all parties and may determine that fractional entitlements shall be aggregated and sold and the benefit shall accrue to the Company rather than to the Shareholders concerned, and may vest any such specific assets in trustees as may seem expedient to the Board and may authorise any person to sign any requisite instruments of transfer and other documents on behalf of all Shareholders interested in the Dividend and such instrument and document shall be effective. The Board may further authorise any person to enter into on behalf of all Shareholders having an interest in any agreement with the Company or other(s) providing for such Dividend and matters in connection therewith and any such agreement made under such authority shall be effective. The Board may resolve that no such assets shall be made available or made to Shareholders with registered addresses in any particular territory or territories being a territory or territories where, in the absence of a registration statement or other special formalities, this would or might, in the opinion of the Board, be unlawful or impracticable or the legality or practicality of which may be time consuming or expensive to ascertain whether in absolute terms or in relation to the value of the holding of Shares of the Shareholder concerned and in any such event the only entitlement of the Shareholders aforesaid shall be to receive cash payments as aforesaid. Shareholders affected as a result of exercise by the Board of its discretion under this Article shall not be, and shall be deemed not to be, a separate class of Shareholders for any purposes whatsoever.

147	(a)	Whenever the Board or the Company in general meeting has resolved that a Dividend be paid or declared on any class of the share capital of the Company, the Board may further resolve, either:

(i)	that such Dividend be satisfied wholly or in part in the form of an allotment of Shares credited as fully paid on the basis that the Shares so allotted shall be of the same class or classes as the class or classes already held by the allottee, provided that the Shareholders entitled thereto will be entitled to elect to receive such Dividend (or part thereof) in cash in lieu of such allotment. In such case, the following provisions shall apply:

(A)	the basis of any such allotment shall be determined by the Board;

(B)	the Board, after determining the basis of allotment, shall give not less than ten (10) clear days’ notice in writing to the Shareholders of the right of election accorded to them and shall send with such notice forms of election and specify the procedure to be followed and the place at which and the latest date and time by which duly completed forms of election must be lodged in order to be effective;

(C)	the right of election may be exercised in respect of the whole or part of that portion of the Dividend in respect of which the right of election has been accorded; and

(D)	Dividend (or that part of the Dividend to be satisfied by the allotment of Shares as aforesaid) shall not be payable in cash in respect whereof the cash election has not been duly exercised (the “non-elected Shares”) and in lieu and in satisfaction thereof Shares shall be allotted credited as fully paid to the holders of the non-elected Shares on the basis of allotment determined as aforesaid and for such purpose the Board shall capitalise and apply out of any part of the undivided profits of the Company or any part of any of the Company’s reserve accounts (including any special account, or share premium account (if there be any such reserve)) as the Board may determine, a sum equal to the aggregate nominal amount of the Shares to be allotted on such basis and apply the same in paying up in full the appropriate number of Shares for allotment and distribution to and amongst the holders of the non-elected Shares on such basis;

or

(ii)	that Shareholders entitled to such Dividend will be entitled to elect to receive an allotment of Shares credited as fully paid in lieu of the whole or such part of the Dividend as the Board may think fit on the basis that the Shares so allotted shall be of the same class or classes as the class or classes of Shares already held by the allottee. In such case, the following provisions shall apply:

(A)	the basis of any such allotment shall be determined by the Board;

(B)	the Board, after determining the basis of allotment, shall give not less than ten (10) clear days’ notice in writing to the Shareholders of the right of election accorded to them and shall send with such notice forms of election and specify the procedure to be followed and the place at which and the latest date and time by which duly completed forms of election must be lodged in order to be effective;

(C)	the right of election may be exercised in respect of the whole or part of that portion of the Dividend in respect of which the right of election has been accorded; and

(D)	the Dividend (or that part of the Dividend in respect of which a right of election has been accorded) shall not be payable on Shares in respect whereof the Share election has been duly exercised (the “elected Shares”) and in lieu thereof Shares shall be allotted credited as fully paid to the holders of the elected Shares on the basis of allotment determined as aforesaid and for such purpose the Board shall capitalise and apply out of any part of the undivided profits of the Company or any part of any of the Company’s reserve accounts (including any special account, contributed surplus account, share premium account and capital redemption reserve fund (if there be any such reserve)) as the Board may determine, a sum equal to the aggregate nominal amount of the Shares to be allotted on such basis and apply the same in paying up in full the appropriate number of Shares for allotment and distribution to and amongst the holders of the elected Shares on such basis.

(b)	The Shares allotted pursuant to the provisions of paragraph (a) of this Article shall rank pari passu in all respects with the Shares then in issue and held by the allottee in respect of which they were allotted, save only as regards participation:

(i)	in the relevant Dividend (or the right to receive or to elect to receive an allotment of Shares in lieu thereof as aforesaid); or

(ii)	in any other distributions, bonuses or rights paid, made, declared or announced prior to or contemporaneously with the payment or declaration of the relevant Dividend unless, contemporaneously with the announcement by the Board of its proposal to apply the provisions of sub-paragraph (i) or (ii) of paragraph (a) of this Article in relation to the relevant Dividend or contemporaneously with its announcement of the distribution, bonus or rights in question, the Board shall have specified that the Shares to be allotted pursuant to the provisions of paragraph (a) of this Article shall rank for participation in such distribution, bonus or rights.

(c)	The Board may do all acts and things considered necessary or expedient to give effect to any capitalisation pursuant to the provisions of paragraph (a) of this Article with full power to the Board to make such provisions as it thinks fit in the case of Shares becoming distributable in fractions (including provisions whereby, in whole or in part, fractional entitlements are aggregated and sold and the net proceeds distributed to those entitled, or are disregarded or rounded up or down or whereby the benefit of fractional entitlements accrues to the Company rather than to the Shareholders concerned), and no Shareholders who will be affected thereby shall be, and they shall be deemed not to be, a separate class of Shareholders by reason only of the exercise of this power. The Board may authorise any person to enter into on behalf of all Shareholders interested, an agreement with the Company providing for such capitalisation and matters incidental thereto and any agreement made pursuant to such authority shall be effective and binding on all concerned.

(d)	The Company may upon the recommendation of the Board by Ordinary Resolution resolve in respect of any one particular Dividend that notwithstanding the provisions of paragraph (a) of this Article a Dividend may be satisfied wholly in the form of an allotment of Shares credited as fully paid without offering any right to Shareholders to elect to receive such Dividend in cash in lieu of such allotment.

(e)	The Board may on any occasion determine that rights of election and the allotment of Shares under paragraph (a) of this Article shall not be made available or made to any Shareholders with registered addresses in any territory where in the absence of a registration statement or other special formalities the circulation of an offer of such rights of election or the allotment of Shares would or might be unlawful or impracticable or the legality or practicability of which may be time consuming or expensive to ascertain whether in absolute terms or in relation to the value of the holding of Shares of the Shareholder concerned, and in such event the provisions aforesaid shall be read and construed subject to such determination and no Shareholder who may be affected by any such determination shall be, and they shall be deemed not to be, a separate class of Shareholders for any purposes whatsoever.

	(f)	Subject to the Designated Stock Exchange Rules, any resolution declaring a Dividend or other distribution on Shares of any class, whether a resolution of the Company in general meeting or a resolution of the Board, may specify that the same shall be payable or made to the persons registered as the holder of such Shares at the close of business on a particular date or at a particular time on a particular date, and thereupon the Dividend or other distribution shall be payable or made to them in accordance with their respective holdings so registered, but without prejudice to the rights inter se in respect of such Dividend or other distribution between the transferors and transferees of any such Shares. The provisions of this Article shall mutatis mutandis apply to determining the Shareholders entitled to receive notice and vote at any general meeting of the Company, bonuses, capitalisation issues, distributions of realised and unrealised capital profits or other distributable reserves or accounts of the Company and offers or grants made by the Company to the Shareholders.

148	The Board may, before recommending any Dividend, set aside out of the profits of the Company such sums as it thinks fit as a reserve or reserves which shall, at the absolute discretion of the Board, be applicable for meeting claims on or liabilities of the Company or contingencies or for equalising Dividends or for any other purpose to which the profits of the Company may be properly applied, and pending such application may, at the like absolute discretion, either be employed in the business of the Company or be invested in such investments (other than Shares) as the Board may from time to time think fit, and so that it shall not be necessary to keep any investments constituting the reserve or reserves separate or distinct from any other investments of the Company. The Board may also without placing the same to reserve, carry forward any profits which it may think prudent not to distribute by way of Dividend.
149	Unless and to the extent that the rights attached to any Shares or the terms of issue thereof otherwise provide, all Dividends shall (as regards any Shares not fully paid throughout the period in respect of which the Dividend is paid) be apportioned and paid pro rata according to the amounts paid or credited as paid on the Shares during any portion or portions of the period in respect of which the Dividend is paid. For the purposes of this Article no amount paid on a Share in advance of calls pursuant to Article 35 shall be treated as paid on the Share.
150	(a)	The Board may retain any Dividends or other moneys payable on or in respect of a Share upon which the Company has a lien, and may apply the same in or towards satisfaction of the debts, liabilities or engagements in respect of which the lien exists.

	(b)	The Board may deduct from any Dividend or other money payable to any Shareholder all sums of money (if any) presently payable by him to the Company on account of calls, instalments or otherwise.

151	Any general meeting sanctioning a Dividend may make a call on the Shareholders of such amount as the meeting fixes, but so that the call on each Shareholder shall not exceed the Dividend payable to him, and so that the call shall be made payable at the same time as the Dividend, and the Dividend may, if so arranged between the Company and the Shareholder, be set off against the call.

152	A transfer of Shares shall not, as against the Company but without prejudice to the rights of the transferor and transferee inter se, pass the right to any Dividend or bonus declared thereon before the registration of the transfer.
153	If two (2) or more persons are registered as joint holders of any Share, any one of such persons may give effectual receipts for any Dividends and other moneys payable and bonuses, rights and other distributions in respect of such Shares.
154	Unless otherwise directed by the Board, any Dividend or other moneys payable or bonuses, rights or other distributions in respect of any Share may be paid or satisfied by cheque or warrant or certificate or other documents or evidence of title sent through the post to the registered address of the Shareholder entitled, or, in the case of joint holders, to the registered address of that one whose name stands first in the Register in respect of the joint holding or to such person and to such address as the holder or joint holders may in writing direct. Every cheque, warrant, certificate or other document or evidence of title so sent shall be made payable to the order of the person to whom it is sent or, in the case of certificates or other documents or evidence of title as aforesaid, in favour of the Shareholder(s) entitled thereto, and the payment on any such cheque or warrant by the banker upon whom it is drawn shall operate as a good discharge to the Company in respect of the Dividend and/or other moneys represented thereby, notwithstanding that it may subsequently appear that the same has been stolen or that any endorsement thereon has been forged. Every such cheque, warrant, certificate or other document or evidence of title as aforesaid shall be sent at the risk of the person entitled to the Dividend, money, bonus, rights and other distributions represented thereby.
155	All Dividends, bonuses or other distributions or the proceeds of the realisation of any of the foregoing unclaimed for one (1) year after having been declared by the Company until claimed and, notwithstanding any entry in any books of the Company may be invested or otherwise made use of by the Board for the benefit of the Company or otherwise howsoever, and the Company shall not be constituted a trustee in respect thereof. All Dividends, bonuses or other distributions or the proceeds of the realisation of any of the foregoing unclaimed for six (6) years after having been declared may be forfeited by the Board and, upon such forfeiture, shall revert to the Company and, in the case where any of the same are securities of the Company, may be re-allotted or re-issued for such consideration as the Board thinks fit and the proceeds thereof shall accrue to the benefit of the Company absolutely.

Record Date
156

(a)        For the purpose of determining Shareholders entitled to notice of, or to vote at any meeting of Shareholders or any adjournment thereof, or Shareholders entitled to receive payment of any dividend or other distribution, or in order to make a determination of Shareholders for any other purpose, the Directors may provide that the Register shall be closed for transfers for a stated period which shall not in any case exceed sixty (60) clear days. If the Register shall be so closed for the purpose of determining those Shareholders that are entitled to receive notice of, attend or vote at a meeting of Shareholders, the Register shall be so closed for at least ten (10) clear days immediately preceding such meeting and the record date for such determination shall be the date of the closure of the Register.

(b)        In lieu of, or apart from, closing the Register, the Directors may fix in advance or arrears a date as the record date for any such determination of Shareholders entitled to notice of, or to vote at any meeting of the Shareholders or any adjournment thereof, or for the purpose of determining the Shareholders entitled to receive payment of any dividend or other distribution, or in order to make a determination of Shareholders for any other purpose.

(c)         If the Register is not so closed and no record date is fixed for the determination of Shareholders entitled to notice of, or to vote at, a meeting of Shareholders or Shareholders entitled to receive payment of a dividend or other distribution, the date on which notice of the meeting is sent or posted or the date on which the resolution of the Directors resolving to pay such dividend or other distribution is passed, as the case may be, shall be the record date for such determination of Shareholders. When a determination of Shareholders entitled to vote at any meeting of Shareholders has been made as provided in this Article, such determination shall apply to any adjournment thereof.

Annual Returns
157	The Board shall make or cause to be made such annual or other returns or filings as may be required to be made in accordance with the Companies Act.
Accounts
158	The Board shall cause proper books of account to be kept of the sums of money received and expended by the Company, and the matters in respect of which such receipts and expenditure take place; and of the assets and liabilities of the Company and of all other matters required by the Companies Act necessary to give a true and fair view of the state of the Company’s affairs and to show and explain its transactions. The financial year end of the Company shall be 31 December in each calendar year or as otherwise determined by the Board.
159	The books of account shall be kept at the Head Office or at such other place or places as the Board thinks fit and shall always be open to the inspection of the Directors.
160	No Shareholder (not being a Director) or other person shall have any right of inspecting any account or book or document of the Company except as conferred by the Companies Act or ordered by a court of competent jurisdiction or authorised by the Board or the Company in general meeting.

161	(a)	The Board shall from time to time cause to be prepared and laid before the Company at its annual general meeting profit and loss accounts and balance sheets of the Company and such other reports and documents as may be required by law and the Designated Stock Exchange Rules. The accounts of the Company shall be prepared and audited based on the generally accepted accounting principles, the International Accounting Standards, or such other standards as may be permitted by the Designated Stock Exchange.
	(b)	Subject to paragraph (c) below, every balance sheet of the Company shall be signed on behalf of the Board by two (2) of the Directors and a copy of every balance sheet (including every document required by law to be comprised therein or annexed thereto) and profit and loss account which is to be laid before the Company at its annual general meeting held in accordance with these Article, together with a copy of the Directors’ report and a copy of the Auditors’ report thereon, shall, not less than ten (10) clear days before the date of the meeting be delivered or sent by post to every Shareholder and every Debenture Holder of the Company and every other person entitled to receive notices of general meetings of the Company under the provisions of these Articles, provided that this Article shall not require a copy of those documents to be sent to any person of whose address the Company is not aware or to more than one of the joint holders of any Shares or Debentures, but any Shareholder or Debenture Holder to whom a copy of those documents has not been sent shall be entitled to receive a copy free of charge on application at the Head Office or the Registered Office. If all or any of the Shares or Debentures or other securities of the Company shall for the time being be (with the consent of the Company) listed or dealt in on any stock exchange or market, there shall be forwarded to such stock exchange or market such number of copies of such documents as may for the time being be required under its regulations or practice.
	(c)	Subject to the Designated Stock Exchange Rules, the Company may send summarised financial statements to Shareholders who has, in accordance with the Designated Stock Exchange Rules, consented and elected to receive summarised financial statements instead of the full financial statements. The summarised financial statements must be accompanied by any other documents as may be required under the Designated Stock Exchange Rules and must be sent to the Shareholders not less than ten (10) clear days before the general meeting to those Shareholders that have consented and elected to receive the summarised financial statements.

Auditors

162

(a)          Subject to applicable law and rules of the Designated Stock Exchange, the Board shall appoint an Auditor to audit the accounts of the Company and such Auditor shall hold office until the Board appoints another Auditor. Such Auditor may be a Shareholder but no Director or officer or employee of the Company shall, during his continuance in office, be eligible to act as an Auditor. The remuneration of the Auditor shall be fixed by the Board. If the office of Auditor becomes vacant by the resignation or death of the Auditor, or by his becoming incapable of acting by reason of illness or other disability at a time when his services are required, the Directors shall fill the vacancy and determine the remuneration of such Auditor.

(b)        The Shareholders may by Ordinary Resolution appoint one or more firms of Auditors to hold office until the conclusion of the next annual general meeting on such terms and with such duties as may be agreed with the Board, but if an appointment is not made, the Auditors in office shall continue in office until a successor is appointed. A Director, officer or employee of any such Director, officer or employee shall not be appointed Auditors of the Company. The Board may fill any casual vacancy in the office of Auditors, but while any such vacancy continues the surviving or continuing Auditors (if any) may act. The remuneration of the Auditors shall be fixed by the Shareholders in general meeting by Ordinary Resolution or in such manner as the Shareholders may determine.

(c) The Board may remove the Auditor at any time before the expiration of his term of office and may by resolution appoint another Auditor in his stead.

163	The Auditors of the Company shall have a right of access at all times to the books and accounts and vouchers of the Company and shall be entitled to require from the Directors and officers of the Company such information as may be necessary for the performance of his or their duties. Subject to the Companies Act, the Auditors shall audit every balance sheet and profit and loss account of the Company in each year and prepare an Auditors’ report thereon to be annexed thereto. Such report shall be laid before the Company in the annual general meeting.

164	No person other than the retiring Auditors shall be appointed as Auditors at an annual general meeting unless notice of an intention to nominate that person to the office of Auditors has been given to the Company not less than fourteen (14) clear days before the annual general meeting, and the Company shall send a copy of any such notice to the retiring Auditors and shall give notice thereof to the Shareholders not less than seven (7) days before the annual general meeting provided that the above requirement for sending a copy of such notice to the retiring Auditors may be waived by notice in writing by the retiring Auditors to the Secretary.

165	All acts done by any person acting as Auditors shall, as regards all persons dealing in good faith with the Company, be valid, notwithstanding that there was some defect in their appointment or that they were at the time of their appointment not qualified for appointment or subsequently became disqualified.

Notices
166	(a)	Except where otherwise expressly stated, any notice or document to be given to or by any person pursuant to these Articles shall be in writing or, to the extent permitted by the Companies Act and the Designated Stock Exchange Rules from time to time and subject to this Article, contained in an electronic communication. A notice calling a meeting of the Board need not be in writing.
	(b)	Except where otherwise expressly stated, any notice or document to be given to or by any person pursuant to these Articles may be served on or delivered to any ~~Shareholder~~person either personally or by sending it through the post in a prepaid envelope or wrapper addressed to such ~~Shareholder~~person at his registered address as appearing in the register or by leaving it at that address addressed to ~~the Shareholder~~any person or by any other means authorised in writing by ~~the Shareholder~~any person concerned or (other than share certificate) by publishing it by way of advertisement in the appropriate newspapers in accordance with the requirements of the Designated Stock Exchange. In case of joint holders of a share, all notices shall be given to that one of the joint holders whose name stands first in the register and notice so given shall be sufficient notice to all the joint holders. Without limiting the generality of the foregoing but subject to the Companies Act and the Designated Stock Exchange Rules, a notice or document may be served or delivered by the Company to any ~~Shareholder~~person by electronic means to such address as may from time to time be authorised by the Shareholder or any person concerned or by publishing it on a website ~~and notifying the Shareholder concerned that it has been so published~~of the Company or the Designated Stock Exchange.
	(c)	Any such notice or document may be served or delivered by the Company by reference to the register as it stands at any time not more than fifteen (15) days before the date of service or delivery. No change in the register after that time shall invalidate that service or delivery. Where any notice or document is served or delivered to any person in respect of a share in accordance with these Articles, no person deriving any title or interest in that share shall be entitled to any further service or delivery of that notice or document.
	(d)	Any notice or document required to be sent to or served upon the Company, or upon any officer of the Company, may be sent or served by leaving the same or sending it through the post in a prepaid envelope or wrapper addressed to the Company or to such officer at the Head Office or Registered Office.
	(e)	The Board may from time to time specify the form and manner in which a notice may be given to the Company by electronic means, including one or more addresses for the receipt of an electronic communication, and may prescribe such procedures as they think fit for verifying the authenticity or integrity of any such electronic communication. Any notice may be given to the Company by electronic means only if it is given in accordance with the requirements specified by the Board.

167	(a)	Any Shareholder who fails (and, where a Share is held by joint holders, where the first joint holder named on the register fails) to supply his registered address or a correct registered address to the Company for service of notices and documents on him shall not (and where a Share is held by joint holders, none of the other joint holders whether or not they have supplied a registered address shall) be entitled to service of any notice or documents by the Company and any notice or document which is otherwise required to be served on him may, if the Board in its absolute discretion so elects (and subject to them re-electing otherwise from time to time), be served, in the case of notices, by displaying a copy of such notice conspicuously at the Registered Office and the Head Office or, if the Board sees fit, by advertisement in the appropriate newspapers in accordance with the requirements of the Designated Stock Exchange, and, in the case of documents, by posting up a notice conspicuously at the Registered Office and the Head Office addressed to such Shareholder which notice shall state the address at which he served in the manner so described which shall be sufficient service as regards Shareholders with no registered or incorrect addresses, provided that nothing in this paragraph ~~(b)~~(a) shall be construed as requiring the Company to serve any notice or document on any Shareholder with no or an incorrect registered address for the service of notice or document on him or on any Shareholder other than the first named on the register of members of the Company.
	(b)	If on three (3) consecutive occasions notices or other documents have been sent through the post to any Shareholder (or, in the case of joint holders of a share, the first holder named on the register) at his registered address but have been returned undelivered, such Shareholder (and, in the case of joint holders of a Share, all other joint holders of the share) shall not thereafter be entitled to receive or be served (save as the Board may elect otherwise pursuant to paragraph (a) of this Article) and shall be deemed to have waived the service of notices and other documents from the Company until he shall have communicated with the Company and supplied in writing a new registered address for the service of notices on him.
168	Any notice or other document, if sent by mail, postage prepaid, shall be deemed to have been served or delivered on the day following that on which the letter, envelope, or wrapper containing the same is put into the post. In proving such service it shall be sufficient to prove that the letter, envelope or wrapper containing the notice or document was properly addressed and put into the post as prepaid mail. Any notice or document not sent by post but left by the Company at a registered address shall be deemed to have been served or delivered on the day it was so left. Any notice or document, if sent by electronic means (including through any relevant system), shall be deemed to have been given on the day following that on which the electronic communication was sent by or on behalf of the Company. Any notice or document served or delivered by the Company by any other means authorised in writing by the Shareholder concerned shall be deemed to have been served when the Company has carried out the action it has been authorised to take for that purpose. Any notice or other document published by way of advertisement or on a website shall be deemed to have been served or delivered on the day it was so published.

169	A notice or document may be given by the Company to the person entitled to a Share in consequence of the death, mental disorder, bankruptcy or liquidation of a Shareholder by sending it through the post in a prepaid envelope or wrapper addressed to him by name, or by the title of representative of the deceased, the trustee of the bankrupt or the liquidator of the Shareholder, or by any like description, at the address, if any, supplied for the purpose by the person claiming to be so entitled, or (until such an address has been so supplied) by giving the notice or document in any manner in which the same might have been given if the death, ~~metal~~mental disorder, bankruptcy or winding up had not occurred.
170	Any person who by operation of law, transfer or other means whatsoever shall become entitled to any Share shall be bound by every notice in respect of such share which prior to his name and address being entered on the register shall have been duly served to the person from whom he derives his title to such share.
171	Any notice or document delivered or sent by post to, or left at the registered address of any Shareholder in pursuance of these Articles, shall notwithstanding that such Shareholder be then deceased, bankrupt or wound up and whether or not the Company has notice of his death, bankruptcy or winding up, be deemed to have duly served in respect of any registered Shares whether held solely or jointly with other persons by such Shareholder until some other person be registered in his stead as the holder or joint holder thereof, and such service shall for all purposes of these Articles be deemed a sufficient service of such notice or document on his personal representatives and all persons (if any) jointly interested with him in any such Shares.
172	The signature to any notice or document to be given by the Company may be written or printed.
Information
173	No Shareholder (not being a Director) shall be entitled to require discovery of or any information respecting any detail of the Company’s trading or any matter which is or may be in the nature of a trade secret, mystery of trade or secret process which may relate to the conduct of the business of the Company which in the opinion of the Board will be inexpedient in the interests of the Shareholders of the Company to communicate to the public.
Winding Up
174	Subject to the Companies Act, a resolution that the Company be wound up by the Court or be wound up voluntarily shall be passed by way of a Special Resolution. The Board shall have power in the name and on behalf of the Company to present a petition to the Court for the Company to be wound up.

175	If the Company shall be wound up, the surplus assets remaining after payment to all creditors shall be divided among the Shareholders in proportion to the capital paid up on the Shares held by them respectively, and if such surplus assets shall be insufficient to repay the whole of the paid up capital, they shall be distributed, subject to the rights of any Shares which may be issued on special terms and conditions, so that, as nearly as may be, the losses shall be borne by the Shareholders in proportion to the capital paid on the Shares held by them respectively. This Article is without prejudice to the rights of the holders of Shares issued upon special terms and conditions.
176	If the Company shall be wound up (in whatever manner) the liquidator may, with the sanction of a Special Resolution and any other sanction required by the Companies Act, divide among the Shareholders in specie or kind the whole or any part of the assets of the Company whether the assets shall consist of property of one kind or shall consist of properties of different kinds and the liquidator may, for such purpose, set such value as he deems fair upon any one or more class or classes of property to be divided as aforesaid and may determine how such division shall be carried out as between the Shareholders or different classes of Shareholders and the Shareholders within each class. The liquidator may, with the like sanction, vest any part of the assets in trustees upon such trusts for the benefit of Shareholders as the liquidator, with the like sanction, shall think fit, but so that no Shareholder shall be compelled to accept any Shares or other assets upon which there is a liability.
Indemnity
177	The Directors, alternate Directors, Secretary and other officers for the time being of the Company and the trustees (if any) for the time being acting in relation to any of the affairs of the Company, and their respective executors or administrators, shall be indemnified and secured harmless out of the assets of the Company from and against all actions, costs, charges, losses, damages and expenses which they or any of them, their or any of their executors or administrators, shall or may incur or sustain by reason of any act done, concurred in or omitted in or about the execution of their duty or supposed duty in their respective offices or trusts, except such (if any) as they shall incur or sustain through their own dishonesty, wilful default or fraud, and none of them shall be answerable for the acts, receipts, neglects or defaults of any other of them, or for joining in any receipt for the sake of conformity, or for any bankers or other persons with whom any moneys or effects of the Company shall be lodged or deposited for safe custody, or for the insufficiency or deficiency of any security upon which any moneys of the Company shall be placed out or invested, or for any other loss, misfortune or damage which may arise in the execution of their respective offices or trusts, or in relation thereto, except as the same shall happen by or through their own dishonesty, wilful default or fraud. The Company may take out and pay the premium and other moneys for the maintenance of insurance, bonds and other instruments for the benefit either of the Company or the Directors (and/or other officers) or any of them to indemnify the Company and/or Directors (and/or other officers) named therein for this purpose against any loss, damage, liability and claim which they may suffer or sustain in connection with any breach by the Directors (and/or other officers) or any of them of their duties to the Company.

Untraceable Shareholders
178	The Company may exercise the power to cease sending cheques for Dividend entitlements or Dividend warrants by post if such cheques or warrants remain uncashed on two (2) consecutive occasions or after the first occasion on which such a cheque or warrant is returned undelivered.
179	(a)	The Company shall have the power to sell, in such manner as the Board thinks fit, any Shares of a Shareholder who is untraceable, but no such sale shall be made unless:
		(i)	during the period of twelve (12) years prior to the date of the advertisements referred to in sub-paragraph (ii) below (or, if published more than once, the first thereof) at least three (3) Dividends or other distributions in respect of the Shares in question have become payable or been made and no Dividend or other distribution in respect of the Shares during that period has been claimed;
		(ii)	the Company has caused an advertisement to be inserted in newspapers of its intention to sell such Shares and a period of three (3) months has elapsed since the date of such advertisement (or, if published more than once, the first thereof); and
		(iii)	the Company has not at any time during the said periods of twelve (12) years and three (3) months received any indication of the existence of the holder of such Shares or of a person entitled to such Shares by death, bankruptcy or operation of law.
	(b)	To give effect to any such sale the Board may authorise any person to transfer the said Shares and the instrument of transfer signed or otherwise executed by or on behalf of such person shall be as effective as if it had been executed by the registered holder or the person entitled by transmission to such Shares, and the purchaser shall not be bound to see to the application of the purchase money nor shall his title to the Shares be affected by any irregularity or invalidity in the proceedings relating to the sale. The net proceeds of the sale will belong to the Company and upon receipt by the Company of such proceeds it shall become indebted to the former Shareholder for an amount equal to such net proceeds. Notwithstanding any entries made by the Company in any of its books or otherwise howsoever, no trusts shall be created in respect of such debt and no interest shall be payable in respect of it and the Company shall not be required to account for any money earned from the net proceeds which may be employed in the business of the Company or as it thinks fit. Any sale under this Article shall be valid and effective notwithstanding that the Shareholder holding the Shares sold is dead, bankrupt, wound up or otherwise under any legal disability or incapacity.

Destruction of Documents
180	The Company may destroy:
(a) any share certificate which has been cancelled at any time after the expiry of one year from the date of such cancellation;
(b) any dividend mandate or any variation or cancellation thereof or any notification of change of name or address at any time after the expiry of two (2) years from the date on which such mandate, variation, cancellation or notification was recorded by the Company;
(c) any instrument of transfer of Shares which has been registered at any time after the expiry of six (6) years from the date of registration;
(d) any other document, on the basis of which any entry in the Register is made, at any time after the expiry of six (6) years from the date on which an entry in the Register was first made in respect of it;
and it shall conclusively be presumed in favour of the Company that every Share certificate so destroyed was a valid certificate duly and properly cancelled and that every instrument of transfer so destroyed was a valid and effective instrument duly and properly registered and that every other document destroyed hereunder was a valid and effective document in accordance with the recorded particulars thereof in the books or records of the Company provided always that:
(i) the foregoing provisions of this Article shall apply only to the destruction of a document in good faith and without express notice to the Company that the preservation of such document was relevant to a claim;
(ii) nothing contained in this Article shall be construed as imposing upon the Company any liability in respect of the destruction of any such document earlier than as aforesaid or in any case where the conditions of proviso (i) above are not fulfilled; and
(iii) references in this Article to the destruction of any document include reference to its disposal in any manner.
Conversion
181.	Subject to these Articles, the Memorandum of Association and any resolution of the Shareholder to the contrary and without prejudice to any special rights conferred thereby on the holders of any other shares or class of shares, the share capital of the Company immediately upon the effectiveness of these Articles shall be divided into shares of two classes, Class A Ordinary Shares and Class B Ordinary Shares. The Class A Ordinary Shares and the Class B Ordinary Shares shall carry equal rights and rank pari passu with one another other than as set out below:

(a)         As regards voting rights

(i)             Holders of Class A Ordinary Shares and Class B Ordinary Shares have the right to receive notice of, attend, speak and vote at general meetings of the Company. Holders of shares of Class A Ordinary Shares and Class B Ordinary Shares shall, at all times, vote together as a single class on all matters submitted to a vote for Members’ consent.

(ii)           Each Class A Ordinary Share shall be entitled to one (1) vote on all matters subject to the vote at general meetings of the Company; whereas, each Class B Ordinary Share shall be entitled to fifty (50) votes on all matters subject to the vote at general meetings of the Company.

(b)         As regards conversion

(i)        Subject to the provisions hereof and to compliance with all fiscal and other laws and regulations applicable thereto, including the Statutes, a holder of Class B Ordinary Shares shall have the Conversion Right in respect of each Class B Ordinary Share. For the avoidance of doubt, a holder of Class A Ordinary Shares shall have no rights to convert Class A Ordinary Shares into Class B Ordinary Shares under any circumstances.

(ii)        Each Class B Ordinary Share shall be converted at the option of the holder, at any time after issue and without the payment of any additional sum, into one fully paid Class A Ordinary Share calculated at the Conversion Rate. Such conversion shall take effect on the Conversion Date. A Conversion Notice shall not be effective if it is not accompanied by the share certificates in respect of the relevant Class B Ordinary Shares and such other evidence (if any) as the Directors may reasonably require to prove the title of the person exercising such right (or, if such certificates have been lost or destroyed, such evidence of title and such indemnity as the Directors may reasonably require). Any and all taxes and stamp, issue and registration duties (if any) arising on conversion shall be borne by the holder of Class B Ordinary Shares requesting conversion.

(iii)       On the Conversion Date, every Class B Ordinary Share to be converted shall automatically be re-designated and re-classified as a Class A Ordinary Share with such rights and restrictions attached thereto and shall rank pari passu in all respects with the Class A Ordinary Shares then in issue and the Company shall enter or procure the entry of the name of the relevant holder of Class B Ordinary Shares as the holder of the same number of Class A Ordinary Shares resulting from the conversion of the Class B Ordinary Shares in, and make any other necessary and consequential changes to, the Register and shall procure that certificates in respect of the relevant Class A Ordinary Shares, together with a new certificate for any unconverted Class B Ordinary Shares comprised in the certificate(s) surrendered by the holder of the Class B Ordinary Shares, are issued to the holders thereof.

(iv)       Until such time as the Class B Ordinary Shares have been converted into Class A Ordinary Shares, the Company shall:

1.   at all times keep available for issue and free of all liens, charges, options, mortgages, pledges, claims, equities, encumbrances and other third-party rights of any nature, and not subject to any pre-emptive rights out of its authorised but unissued share capital, such number of authorised but unissued Class A Ordinary Shares as would enable all Class B Ordinary Shares to be converted into Class A Ordinary Shares and any other rights of conversion into, subscription for or exchange into Class A Ordinary Shares to be satisfied in full; and

2.   not make any issue, grant or distribution or take any other action if the effect would be that on the conversion of the Class B Ordinary Shares to Class A Ordinary Shares it would be required to issue Class A Ordinary Shares at a price lower than the par value thereof.

(c)          As regards Transfer

Upon any sale, transfer, assignment or disposition of Class B Ordinary Shares by a holder thereof to any person or entity which is not an Affiliate of such holder or already a holder of Class B Ordinary Shares, such Class B Ordinary Shares validly transferred to the new holder shall be automatically and immediately converted into an equal number of Class A Ordinary Shares.

For the avoidance of doubt, (i) a sale, transfer, assignment or disposition shall be effective upon the Company’s registration of such sale, transfer, assignment or disposition in the Company’s Register; and (ii) the creation of any pledge, charge, encumbrance or other third party right of whatever description on any of Class B Ordinary Shares to secure a holder’s contractual or legal obligations shall not be deemed as a sale, transfer, assignment or disposition unless and until any such pledge, charge, encumbrance or other third party right is enforced and results in the third party holding legal title to the related Class B Ordinary Shares, in which case all the related Class B Ordinary Shares shall be automatically converted into the same number of Class A Ordinary Shares upon the Company’s registration of the third party or its designee as a Shareholder holding that number of Class A Ordinary Shares in the Register.